Form 10-K405, Exhibit 13
period 1995-12-31
TWAIN MARK BANCSHARES INC
filed 1996-03-21
CIK 100307

                                                        Exhibit 13


Contents

16 Financial Highlights

17 Financial Review

30 Statement by Management and
   Report of Independent Auditors

31 Consolidated Balance Sheet

32 Consolidated Statement of Income

33 Consolidated Statement of Changes
   in Shareholders' Equity

34 Consolidated Statement of Cash Flows

35 Notes to Consolidated Financial Statements



FINANCIALS 1995


Financial Highlights


                                                                                   Years Ended December 31,
                                                           ----------------------------------------------------------------------
(in thousands of dollars, except per share data)                 1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------------------
Interest income, fully tax equivalent<F1>                  $  224,361     $  195,959    $   177,079     $  178,954     $  204,823
Interest expense                                               94,932         70,592         63,896         79,195        113,313
---------------------------------------------------------------------     ----------    -----------     ----------     ----------
Net interest income, fully tax equivalent                     129,429        125,367        113,183         99,759         91,510
Provision for loan losses                                       5,003          5,526          6,282          8,687         15,338
---------------------------------------------------------------------     ----------    -----------     ----------     ----------
Net interest income after provision for loan losses           124,426        119,841        106,901         91,072         76,172
Non-interest income                                            36,786         35,500         43,996         37,090         31,118
Non-interest expense                                           86,522         90,282         95,649         84,040         76,133
---------------------------------------------------------------------     ----------    -----------     ----------     ----------
Income before taxes                                            74,690         65,059         55,248         44,122         31,157
Taxable equivalent adjustment<F1>                               1,188          1,346          1,451          1,687          2,096
Applicable income taxes                                        25,789         22,731         18,694         14,092          8,659
---------------------------------------------------------------------     ----------    -----------     ----------     ----------
Net income                                                 $   47,713     $   40,982    $    35,103     $   28,343     $   20,402
-----------------------------------------------------------==========     ==========    ===========     ==========     ==========


Per Share Data
Primary earnings                                           $     2.93     $     2.54    $      2.24     $     1.91     $     1.48
Fully diluted earnings                                     $     2.85     $     2.48    $      2.17     $     1.84     $     1.43
Common dividends declared                                  $     1.08     $     0.96    $      0.81     $     0.68     $     0.61
Common dividend payout ratio                                    36.86%         37.80%         36.17%         35.52%         41.34%
Book value                                                 $    17.09     $    14.65    $     13.63     $    12.20     $    10.88
Fully diluted book value                                   $    17.05     $    14.68    $     13.71     $    12.39     $    11.15

Averages for the Year
Total assets                                               $2,766,634     $2,645,508    $ 2,484,696     $2,341,473     $2,290,979
Earning assets                                              2,571,745      2,460,554      2,289,298      2,168,834      2,105,020
Total loans                                                 1,916,374      1,748,639      1,626,068      1,563,903      1,604,090
Total deposits                                              2,282,771      2,199,501      2,089,102      1,989,108      1,969,209
Long-term debt                                                 19,666         23,144         26,358         28,613         30,631
Shareholders' equity                                          255,433        223,972        197,401        167,556        139,753
Net interest margin                                              5.03%          5.10%          4.94%          4.60%          4.35%

At December 31
Total assets                                               $2,968,231     $2,688,716    $ 2,595,451     $2,376,312     $2,327,718
Earning assets                                              2,731,663      2,492,839      2,407,669      2,167,852      2,130,620
Total loans                                                 1,971,939      1,860,155      1,716,394      1,541,083      1,573,154
Total deposits                                              2,457,392      2,272,057      2,191,913      2,034,404      1,984,921
Long-term debt                                                 18,490         20,389         24,696         28,822         28,819
Shareholders' equity                                          275,906        234,049        214,994        179,046        158,958

Return on
Average total assets                                             1.72%          1.55%          1.41%          1.21%          0.89%
Average shareholders' equity                                    18.68%         18.30%         17.78%         16.92%         14.60%

Selected Ratios
Average shareholders' equity to:
 Assets                                                          9.23%          8.47%          7.94%          7.16%          6.10%
 Loans                                                          13.33%         12.81%         12.14%         10.71%          8.71%
Period-end shareholders' equity to:
 Assets                                                          9.30%          8.70%          8.28%          7.53%          6.83%
 Loans                                                          13.99%         12.58%         12.53%         11.62%         10.10%
Long-term debt to shareholders' equity                           6.70%          8.71%         11.49%         16.10%         18.13%
Efficiency ratio                                                52.15%         56.23%         61.19%         62.03%         62.89%

<F1> The taxable equivalent adjustments are calculated using the federal statutory tax rate of 35% for 1995, 1994 and 1993, and 34% for 1992 and 1991.

16 Mark Twain Bancshares, Inc.

Financial Review

Income Statement Analysis
------------------------------------------------------------------------------

Earnings Summary

Mark Twain Bancshares, Inc. reported record earnings for 1995 with consolidated net income of $47.71 million, an increase of 16.4% over 1994 earnings of $40.98 million. Primary earnings per share were $2.93 compared to $2.54 in 1994, an increase of 15.4%. Fully diluted earnings per share were $2.85, a 14.9% increase over the $2.48 earned in 1994. Net income has grown at a compound rate of 23.5% over the last five years. Fully diluted earnings per share have grown 18.1% on a compound basis over the same period.

Return on assets for 1995 was 1.72% compared to 1.55% for 1994 and 1.41% for 1993. Return on shareholders' equity was 18.68% for the year compared to 18.30% for 1994 and 17.78% for 1993.

Net interest income, on a fully tax equivalent basis, increased 3.2% for 1995 to total $129.43 million. Net interest margin for the year was 5.03% compared to 5.10% for 1994 and 4.94% for 1993. Average earning assets increased 4.5% in 1995 compared to increases of 7.5% in 1994 and 5.6% in 1993.

The provision for loan losses was less than the prior year due to lower net charge-offs and consistent asset quality. The allowance for loan losses as a percentage of loans was 1.55% at December 31, 1995 compared to 1.55% at December 31, 1994 and 1.57% at December 31, 1993. Net charge-offs as a percentage of average loans decreased to 0.18% in 1995 compared to 0.21% in 1994 and 0.35% in 1993. The percentage of non-performing assets to loans plus foreclosed real estate was 1.00% at December 31, 1995 compared to 0.95% at year-end 1994 and 1.20% at year-end 1993.

Non-interest income increased 3.6% in 1995 following a decrease of 19.3% in 1994 and an increase of 18.6% in 1993. The increase in non-interest income during 1995 was primarily due to increased revenue from the Company's Bond Division and appreciation in the Company's proprietary trading account. This follows 1994 when the decrease in non-interest income was due to the Company's decision to curtail its Mortgage Division as a line of business and when Bond and Brokerage revenues fell below expectations due to market conditions. This followed 1993 which saw record levels of mortgage refinancing activities and Bond and Brokerage revenues.

Non-interest expenses decreased 4.2% in 1995 following a decrease of 5.6% in 1994 and an increase of 13.8% in 1993. The Company's efficiency ratio for 1995 was 52.15% compared to 56.23% for 1994 and 61.19% for 1993. Other operating expenses decreased $3.0 million or 10.4% in 1995 compared to a decrease of 14.6% in 1994 and an increase of 14.6% in 1993. During 1995, the Company's FDIC insurance premiums decreased $2.3 million. Offsetting the reduction in FDIC insurance premiums was a non-recurring charitable contribution of foreclosed real estate made in the fourth quarter of 1995. While increasing non-interest expense by $2.1 million, the effect of the transaction on net income was zero, due to a combination of tax credits and tax deductions associated with the donation. The remainder of the decrease for 1995 reflects the Company's continued focus on improving productivity. The changes for 1994 and 1993 primarily reflect expenses directly associated with the change in revenues in the fee-based divisions.


Net Interest Income

Tax equivalent net interest income increased $4.1 million in 1995 or 3.2% compared to increases of 10.8% in 1994 and 13.5% in 1993. Net interest margin was 5.03% in 1995 versus 5.10% in 1994 and 4.94% in 1993. The increase in net interest income was primarily due to changes in average loan volume, which was partially offset by narrowing spreads, particularly in the fourth quarter. Net interest income declined 2.1% or $674,000 in the fourth quarter of 1995 compared to fourth quarter 1994. Net interest margin was 4.85% compared to 5.23% during the same periods. Most of the variance is attributable to the differences in the timing of repricing of loans and the Company's cost of funds. Table 1 provides the components of average assets and liabilities together with their respective yields. Table 2 provides a reconciliation of the changes in net interest income attributable to variations in balances and yields.

Average earning assets increased $111.2 million in 1995, compared to an increase of $171.3 million in 1994. Average loans increased $167.7 million or 9.6% in 1995 compared to an increase of $122.6 million or 7.5% in 1994. Average loan outstandings between the two years were bolstered by strong growth in the fourth quarter of 1994 and the first half of 1995. At year-end 1995, loan outstandings increased $111.8 million or 6.0% compared to year-end 1994. The Company's security portfolio (held-to-maturity and available-for-sale securities) decreased on average $3.6 million or 0.6% in 1995 compared to an increase of 15.6% or $80.3 million in 1994. The decrease in volumes is attributable to funding loan growth in the first half of the year with principal returned from the securities portfolio. Combined with a lower trading account average of $16.9 million and the elimination of mortgage loans held for resale of $33.5 million, the Company shifted its average earning asset mix during the year to higher yielding loans.

The Company's earning assets comprised 93.0% of average total assets in 1995, compared to 93.0% in 1994 and 92.1% in 1993. The Company strives to maintain this ratio at or above 92%.

Average interest bearing liabilities increased $63.2 million or 3.2% in 1995 compared to increases of 5.8% in 1994 and 2.1% in 1993. The lesser growth relative to earning assets caused the ratio of interest bearing liabilities to earning assets to decline for the third consecutive year: 80.0% in 1995, 81.0% in 1994, and 82.4% in 1993. This primarily represents the extent to which capital is being deployed to support earning assets.

                                                        1995 Annual Report 17


Table 1:  Consolidated Average Balance Sheet and Net Interest Margin

                                    Year Ended December 31, 1995    Year Ended December 31, 1994     Year Ended December 31, 1993
                                    ----------------------------    ----------------------------     ----------------------------
                                       Average            Yield/       Average            Yield/        Average            Yield/
(in thousands of dollars)              Balance   Interest   Rate       Balance   Interest   Rate        Balance   Interest   Rate
---------------------------------------------------------------------------------------------------------------------------------

Assets

Loans<F1><F2>                       $1,916,374   $181,975   9.50%   $1,748,639   $147,817   8.45%    $1,626,068   $129,221   7.95%
Held-to-maturity securities:
   Taxable                             331,174     22,207   6.71%      356,037     24,581   6.90%       446,369     32,547   7.29%
   Non-taxable<F1>                       3,161        266   8.42%       12,019      1,034   8.60%        15,352      1,297   8.45%
Trading account securities              47,559      3,003   6.31%       64,466      4,197   6.51%        46,291      3,006   6.49%
Securities available for sale          257,669     15,959   6.19%      227,591     15,070   6.62%        53,632      4,520   8.43%
Mortgage loans held for resale              --         --     --        33,513      2,453   7.32%        79,166      5,775   7.29%
Interest bearing
   deposits with banks                      --         --     --           114          3   2.63%           923         30   3.25%
Federal funds sold and
   securities purchased
      under resale agreements           15,808        951   6.02%       18,175        804   4.42%        21,497        683   3.18%
----------------------------------------------   --------   ----    ----------   --------   ----     ----------   --------   ----
   Total interest earning assets     2,571,745    224,361   8.72%    2,460,554    195,959   7.96%     2,289,298    177,079   7.74%
----------------------------------------------   --------   ----    ----------   --------   ----     ----------   --------   ----
Cash and due from banks                107,551                         115,279                          110,349
Other assets                           122,970                         104,662                          111,116
FASB No. 115 allowance                  (5,938)                         (7,431)                              --
Allowance for loan losses              (29,694)                        (27,556)                         (26,067)
----------------------------------------------                      ----------                       ----------
   Total                            $2,766,634                      $2,645,508                       $2,484,696
------------------------------------==========                      ==========                       ==========

Liabilities and Shareholders' Equity

Interest bearing demand deposits    $  225,609      4,833   2.14%   $  251,849      4,933   1.96%    $  227,946      5,258   2.31%
Savings and money
   market deposits                     678,466     25,950   3.82%      727,797     22,018   3.03%       724,843     20,756   2.86%
Time deposits                          977,600     54,223   5.55%      821,545     35,528   4.32%       764,401     31,760   4.15%
Short-term borrowings                  155,939      8,414   5.40%      169,715      6,337   3.73%       141,889      4,193   2.96%
Long-term debt                          19,666      1,512   7.69%       23,144      1,776   7.67%        26,358      1,929   7.32%
----------------------------------------------   --------   ----    ----------   --------   ----     ----------    -------   ----
   Total interest bearing
     liabilities                     2,057,280     94,932   4.61%    1,994,050     70,592   3.54%     1,885,437     63,896   3.39%
----------------------------------------------   --------   ----    ----------   --------   ----     ----------   --------   ----
Non-interest bearing deposits          401,096                         398,310                          371,912
Other liabilities                       52,825                          29,176                           29,946
Shareholders' equity                   255,433                         223,972                          197,401
----------------------------------------------                      ----------                       ----------
   Total                            $2,766,634                      $2,645,508                       $2,484,696
------------------------------------==========                      ==========                       ==========
Net interest income                              $129,429                        $125,367                         $113,183
----------------------------------------------   ========                        ========                         ========
Net interest margin                                         5.03%                           5.10%                            4.94%
----------------------------------------------              ====                            ====                             ====

<F1> Adjusted to a fully taxable basis using federal statutory rate of 35%.
<F2> Includes non-accrual loans.

In 1994, the Company was able to retain its core deposit base without significantly increasing its liability costs. In 1995, interest rates exerted pressures on the Company's pricing and product mix. The composition of average interest bearing liabilities changed between 1994 and 1995 from non-maturity deposits, interest bearing checking accounts, savings accounts, and money markets to more expensive time deposits. This shift represents the Company's strategy of employing the lowest marginal cost funding in the existing interest rate environment. It also represents shifts in consumer rate preferences. Time deposits, on average, increased $156.1 million or 19.0% as savings and money market deposits decreased $49.3 million or 6.8% and interest bearing demand deposits decreased $26.2 million or 10.4%.

Average non-interest bearing deposits grew $2.8 million or 0.7% during 1995 compared to increases of 7.1% in 1994 and 26.0% in 1993. The rate of growth in 1993 and decelerating growth thereafter was related to the Company's mortgage servicing portfolio, which was sold in 1994. The increase of 7.1% in 1994 occurred in spite of the loss of custodial accounts associated with mortgage servicing portfolio in the second half of the year. The interest rate and economic environment is also partially responsible for the declining growth in 1995 as businesses, the primary source of non-interest bearing deposits for the Company, were able to maintain similar or smaller balances without incurring fees due to higher earnings credit rates in effect for the majority of 1995.

18 Mark Twain Bancshares, Inc.


Table 2: Rate/Volume Analysis                          1995 Compared to 1994                         1994 Compared to 1993
                                            ----------------------------------------     ----------------------------------------
                                                                 Increase (Decrease)                         Increase (Decrease)
                                                                  Attributable to                              Attributable to
                                                Total              Change in<F1>            Total               Change in<F1>
                                             Increase         ----------------------      Increase         ----------------------
(in thousands of dollars)                   (Decrease)         Volume           Rate     (Decrease)         Volume           Rate
---------------------------------------------------------------------------------------------------------------------------------

Interest Income

Loans                                          $34,158        $14,944        $19,214        $18,596        $10,077        $ 8,519
Held-to-maturity securities:
   Taxable                                      (2,374)        (1,682)          (692)        (7,966)        (6,309)        (1,657)
   Non-taxable                                    (768)          (746)           (22)          (263)          (286)            23
Trading account securities                      (1,194)        (1,071)          (123)         1,191          1,183              8
Securities available for sale                      889          1,905         (1,016)        10,550         11,713         (1,163)
Mortgage loans held for resale                  (2,453)        (2,453)            --         (3,322)        (3,342)            20
Interest bearing deposits with banks                (3)            (3)            --            (27)           (22)            (5)
Federal funds sold and securities purchased
  under resale agreements                          147           (115)           262            121           (117)           238
------------------------------------------------------        -------        -------        -------        -------        -------
   Total increase in interest earned on
     assets                                     28,402         10,779         17,623         18,880         12,897          5,983
------------------------------------------------------        -------        -------        -------        -------        -------

Interest Expense

Interest bearing demand deposits                  (100)          (539)           439           (325)           517           (842)
Savings and money market deposits                3,932         (1,573)         5,505          1,262             85          1,177
Time deposits                                   18,695          7,515         11,180          3,768          2,437          1,331
Short-term borrowings                            2,077           (550)         2,627          2,144            915          1,229
Long-term debt                                    (264)          (267)             3           (153)          (243)            90
------------------------------------------------------        -------        -------        -------        -------        -------
   Total increase in interest paid on
     liabilities                                24,340          4,586         19,754          6,696          3,711          2,985
------------------------------------------------------        -------        -------        -------        -------        -------
   Total increase in net interest income       $ 4,062        $ 6,193        $(2,131)       $12,184        $ 9,186        $ 2,998
-----------------------------------------------=======        =======        =======        =======        =======        =======

<F1> For the purpose of this table, changes which are not due solely to volume changes or rate changes are allocated to such categories based on the respective percentage changes in average balances and average rates.

Average short-term borrowings declined $13.8 million or 8.1% during 1995 compared to increases of 19.6% in 1994 and 14.0% in 1993. The decline represents the extent to which the average trading account declined between 1994 and 1995. Average long-term borrowings declined $3.5 million or 15.0% due to the conversion of 7% convertible subordinated capital notes and the retirement of long-term debt of United Kansas Bank Group, Inc. acquired in 1994.

The Company's net interest spread declined 31 basis points from 4.42% in 1994 to 4.11% in 1995. This follows increases of 7 basis points in 1994 and 36 basis points in 1993. The current year decline occurred from the rates paid for interest bearing liabilities increasing 107 basis points while the yields on earning assets rose 76 basis points. The earning asset yield increase compares to an increase of 22 basis points in 1994 and a decline of 51 basis points in 1993. The increase in 1995 is largely attributable to the Company's prime rate loan portfolio which represents 62% of the Company's loan portfolio and 41% of the Company's earning assets. The average prime rate in 1995 was 168 basis points higher than in 1994, which resulted in the average loan yield increasing by 105 basis points.

Yields on the held-to-maturity and available-for-sale security portfolios decreased during 1995 by 34 basis points compared to a decrease of 61 basis points in 1994. The decline is attributable to two factors. First, reinvestment of principal during the year was at rates significantly below maturing rates. Second, in 1994 the Company received $1.5 million in accretion income from accelerated prepayments of mortgage-backed securities. Principal payments of $81.6 million from securities was available to be reinvested during 1995 compared to $216.0 million and $196.5 million in 1994 and 1993, respectively. The Company also sold securities available for sale with a carrying value of $28.9 million during 1995. Total security purchases amounted to $199.4 million.

The increase in rates paid on interest bearing liabilities of 107 basis points in 1995 compares with an increase of 15 basis points during 1994 and a decrease of 90 basis points in 1993. The increase represents the impact from changes in rates paid due to market pressures and changes in the composition of interest bearing liabilities as discussed above.


Non-Interest Income

Non-interest income, excluding securities gains, increased 3.7% and totaled $36.5 million in 1995. This follows an 18.3% decrease in 1994 and a 21.5% increase in 1993. Non-interest income has increased at a five-year compound growth rate of 9.5% without adjusting for the effects of mortgage division revenues.

Service charges on deposits decreased $347 thousand or 4.7% in 1995. Service charges on commercial transaction accounts decreased approximately $500 thousand in 1995, while service charges on retail transaction accounts experienced an increase for the first time in several years. Factors

                                                         1995 Annual Report 19
affecting the decrease in commercial account service charges included a reduction in the FDIC insurance premium passed through to commercial demand deposits accounts and higher earnings credit rates paid to commercial accounts to offset the cost of deposit services. This decline in revenue followed a 10.9% decrease in 1994 and a 4.6% increase in 1993.

Other income, as shown in Table 3, increased 5.9% or $1.6 million in 1995. This follows a 20.2% decrease in 1994 and a 26.4% increase in 1993.



Table 3:  Other Income
(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Bond Division revenue                          $11,903        $ 8,897        $ 9,227
Brokerage revenue                                4,215          5,174          5,757
Trust Division revenue                           6,364          6,084          5,430
Mortgage Division revenue                           --          2,178          8,143
Credit card income                                 676            764            600
International Division revenue                     973          1,046            947
Net losses on foreclosed real estate              (330)           (85)          (330)
Other bank income                                1,020            896            812
All other income                                 4,618          2,839          4,238
------------------------------------------------------        -------        -------
 Total                                         $29,439        $27,793        $34,824
-----------------------------------------------=======        =======        =======

The Company's Bond Division produced a $3.0 million or 33.8% increase in gross revenues in 1995 as compared to the prior year. The Division's foreign exchange operation produced record volumes resulting from the dollar's volatility during 1995 which accounted for $2.7 million of the increase. This increase follows a 3.6% decline in 1994 compared to 1993, which was primarily due to market conditions with interest rates rising throughout the year.

The Brokerage operation reported an 18.5% or $959 thousand decrease in gross revenues for 1995. This follows a 10.1% decrease in Brokerage revenues experienced in 1994 compared to 1993. The decrease in Brokerage revenues reflects changes in the mix of products purchased by brokerage customers and general market conditions.

The Trust Division generated revenues of $6.4 million in 1995 which represented an increase of 4.6% over 1994. This compares to a 12.0% increase in revenues in 1994 over 1993 levels. Over the last five years, trust income has been increasing at a compound annual rate of 15.7%.

Mortgage Division revenues during 1994 totaled $2.2 million. This represented a 73.2% decrease in revenues from 1993. The Company made the decision to curtail the Mortgage Division during 1994 due to decreasing revenues and a lack of profitability associated with the drop in mortgage refinancings as interest rates rose in 1994.

Net credit card income for 1995 totaled $676 thousand which represented an $88 thousand or 11.5% decline from 1994. Credit card income is primarily generated from processing merchant deposits, net of third party expenses associated with processing the deposits. The third party expenses have increased 15% while revenue has increased 6%.

The International Division revenues for 1995 totaled $973 thousand and represented a 7.5% decline from the prior year. This followed increases of 10.5% in 1994 and 4.3% in 1993. The majority of revenues were derived from letter of credit fees.

Losses on foreclosed real estate represent net losses on the disposition of foreclosed real estate. Additionally, losses are recorded when the carrying values of existing foreclosed real estate are adjusted for declines in market values. The Company attempts to take conservative positions by periodically revaluing its foreclosed real estate.

Other bank income increased 13.8% or $124 thousand during 1995. The primary factors leading to this increase were increased debit card and ATM transaction fees resulting from an expanded cardholder base.

The all other income category increased $1.8 million or 62.7% in 1995 compared to a $1.3 million decrease in 1994. The primary reason for the 1995 increase was $2.1 million of net realized and unrealized appreciation in the Company's proprietary trading account compared to net realized and unrealized depreciation of $408 thousand in 1994. Other factors affecting 1995 compared to 1994 were a $546 thousand decrease in rental income resulting from the sale of a low- to moderate-income housing project owned by one of the Company's community development corporations; a $206 thousand gain recorded on the sale of the low- to moderate-income housing project; a general decline in Small Business Administration transaction fees in 1995, and $258 thousand in gains recorded in 1994 from the sale of assets previously under lease financing agreements.


Non-Interest Expense

Total operating expenses decreased $3.8 million or 4.2% during 1995 as compared to a $5.4 million or 5.6% decrease in 1994 and an increase of $11.6 million or 13.8% in 1993. The largest item impacting the level of operating expenses over the past two years was the decision to exit mortgage as a line of business in 1994. This decision resulted in a reduction in operating expenses of approximately $6.7 million in 1994 and an additional reduction of operating expenses of approximately $2.0 million in 1995. In 1995, the Company's FDIC insurance premiums decreased by $2.3 million. This was offset by a non-recurring charitable contribution of foreclosed real estate of $2.1 million. The effect of the transaction on net income was zero due to a combination of tax credits and tax deductions associated with the donation. Approximately $7.0 million of the 1993 increase in operating expenses occurred in the Company's fee based divisions and were primarily related to the increase in volumes experienced by these divisions. In addition, approximately $2.7 million represented operating expenses of the banks acquired in 1993. The Company's efficiency ratio, determined by dividing total operating expenses by total tax-equivalent revenue excluding securities transactions, improved to 52.15% in 1995 compared to 56.23% in 1994 and 61.19% in 1993.

20 Mark Twain Bancshares, Inc.

Excluding the 1995 non-recurring item, the efficiency ratio for 1995 was 50.90%.

Total salaries and employee benefits decreased $120 thousand or 0.3% during 1995 compared to a decrease of $922 thousand or 1.9% during 1994 and an increase of 12.8% in 1993. Salary expense decreased $2.2 million or 6.9% for 1995 compared to a decrease of 1.2% in 1994. The number of full-time equivalent employees at December 31, 1995 was 989 compared to 1,014 and 1,096 the previous two years. The average number of full-time equivalent employees was 998 for 1995, 1,066 for 1994 and 1,087 for 1993. The decrease in the average number of full-time equivalent employees for 1995 and 1994 relates primarily to the reduction in support staff in the Company's mortgage division which occurred mid-year 1994 and the reduction of staff associated with banks acquired during 1993 and 1994. For 1993, the majority of the increase in the average number of full-time equivalent employees reflects the staffing levels of the banks acquired in 1993 and an increase in the number of support staff in the Company's mortgage division to handle the level of originations and refinancings experienced in 1993.

Bonuses increased $506 thousand or 22.6% during 1995 compared to increases of 7.2% in 1994 and 14.9% in 1993. In light of another record year of earnings, the Company paid a one-time bonus to all employees not already participating in a commission or incentive-based program. This accounted for approximately 50% of the current year increase. The Company continues to emphasize incentive compensation based on achieving annual profitability goals. The incentive compensation arrangements are reviewed annually by the Compensation Committee of the Company's Board of Directors.

Commissions, which are directly related to the level of sales revenues reported by the Company's fee divisions previously discussed, increased 27.2% or $1.7 million for 1995. For 1994, commissions paid decreased $627 thousand or 9.2% compared to an increase of $1.0 million in 1993.

Benefit expenses decreased $69 thousand and $55 thousand during 1995 and 1994, respectively, following an increase of $637 thousand in 1993. Retirement and pension expense increased $161 thousand in 1995 compared to $329 thousand in 1994 and $433 thousand in 1993, and are associated with changes in actuarial assumptions and higher wages. The remaining changes in benefit expense is directly related to the levels of compensation expense discussed earlier. Table 4 provides a summary of personnel costs for the years indicated.


Table 4:  Personnel Costs

(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Salary expense                                 $30,407        $32,645        $33,036
Bonuses                                          2,749          2,243          2,092
Commissions                                      7,855          6,174          6,801
Employee benefits                                6,520          6,589          6,644
------------------------------------------------------        -------        -------
 Total                                         $47,531        $47,651        $48,573
-----------------------------------------------=======        =======        ========

Occupancy and furniture and equipment costs decreased $648 thousand or 4.7% during 1995 compared to increases of 3.6% in 1994 and 15.6% in 1993. In June 1995, the Company sold a low-to moderate-income housing project which it owned and operated. This resulted in a reduction of $522 thousand in expenses associated with the property for 1995 as compared to 1994. The expiration of a computer equipment lease and subsequent equipment acquisition in late 1994 also contributed to the decrease in 1995. Expenses for 1994 reflected increases in real estate rental rates and equipment rental expenses associated with system conversions. For 1993, approximately $600 thousand of the increase was associated with the banks acquired in 1993 and increased depreciation for improvements to income producing properties owned by the Company's community development corporations. The properties owned by the community development corporations provided low- to moderate-income housing in the metropolitan areas served by the Company.

During 1995, other expenses decreased $3.0 million or 10.4%. This compares to a decrease of $4.9 million or 14.6% in 1994 and an increase of $4.3 million or 14.6% in 1993. Table 5 shows the major categories of other expenses.


Table 5:  Other Expenses

(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------
FDIC premiums                                  $ 2,558        $ 4,833        $ 4,882
Charitable contributions                         3,057            713            705
Data processing                                  4,461          4,764          4,079
Legal fees                                       1,003          1,287          2,153
Loan and collection                                525            876          2,498
Marketing and advertising                        1,665          1,928          1,891
Amortization                                       900          1,501          4,829
Postage and freight                              1,474          1,482          1,595
Telecommunication                                1,327          1,295          1,345
Insurance expense                                  850          1,132          1,338
Expenses on foreclosed real estate                 426            616            986
Conventions and meetings                           502            554            435
Stationery and supplies                            710            756            726
Distribution expenses                              681            666            619
Consulting services                                744            605            429
Taxes other than income                            525            430            392
Operating losses                                   629          1,063            275
All other expenses                               3,732          4,260          4,510
------------------------------------------------------        -------        -------
 Total                                         $25,769        $28,761        $33,687
-----------------------------------------------=======        =======        =======

FDIC insurance premiums decreased $2.3 million in 1995. The FDIC Board of Directors voted to reduce deposit insurance premiums to $.04 from $.23 per $100 assessable deposits effective June 1, 1995. As a result of the rate change, the Company's banking subsidiaries received a refund of previously paid insurance premiums in 1995 of approximately $1.4 million. The expense decreased $49 thousand for 1994 and increased 9.4% for 1993. For 1994, the increase in premiums resulting from increased deposit levels was offset by a decrease in the premium rate charged under the FDIC tiered premium schedule. The increase in 1993 was directly attributable to the increase in deposits.

                                                          1995 Annual Report 21

Charitable contributions increased $2.3 million for 1995. The expense for 1995 includes $2.1 million related to the donation of a parcel of foreclosed real estate as described earlier. Charitable contribution expense remained level in 1994 following a decrease of $2.4 million in 1993.

Amortization expense decreased $601 thousand during 1995. This follows a decrease of $3.3 million during 1994 and an increase of $3.4 million in 1993. In 1994, proceeds received from the sale of its mortgage servicing portfolio approximated the remaining carrying value of purchased mortgage servicing rights and excess servicing fees. This resulted in the reduction of amortization expense in 1995 and 1994. The increase in 1993 was directly attributable to writedowns in the carrying value of purchased mortgage servicing rights and excess servicing fees brought about by the high level of refinancings during 1993.

Loan and collection expenses decreased $351 thousand for 1995. The expenses decreased $1.6 million in 1994 compared to an increase of $746 thousand in 1993. The decreases in 1995 and 1994, and the increase in 1993 were attributable to the loan servicing and loan origination volumes in the Company's mortgage division. These expenses include such items as appraisal fees paid by the Company for mortgage loan applications and curtailment payments associated with prepayments of mortgage-backed securities serviced by the Company.

Data processing expenses decreased $303 thousand in 1995. In the third quarter of 1995, a $355 thousand reduction of data processing expense was recorded related to a settlement of a contract dispute with a systems vendor which essentially reimbursed the Company for the difference between the contract rates and actual expenses paid by the Company due to nonperformance under the contract. Excluding the effect of the settlement, 1995 expense increased $52 thousand or 1.1% primarily related to accrued conversion costs. The increases in data processing expense of $685 thousand in 1994 and $884 thousand in 1993 were due primarily to conversion costs and increased transaction volumes resulting from acquisitions.

Legal fees decreased $284 thousand or 22.1% for 1995 compared to decreases of $866 thousand in 1994 and $30 thousand in 1993. Costs for 1994 included legal fees incurred with respect to the U.S. Treasury Department settlement noted below. Three specific lawsuits from 1992 carried over into 1993 before resolution was obtained, and accounted for the higher costs that year.

Insurance expense decreased $282 thousand during 1995 compared to a decrease of $206 thousand in 1994 and an increase of $382 thousand in 1993. The Company changed insurance carriers and renegotiated insurance contract terms in 1995 resulting in reduced premiums. In 1993, the Company purchased life insurance policies (Company as beneficiary) to partially finance benefits under the non-qualified non-contributory pension plan. Increases in the cash surrender value of these life insurance policies offsetting the premium expense also contributed to the reduction in expense in 1995 and 1994.

Expenses on foreclosed real estate decreased $190 thousand during 1995 compared to decreases of $370 thousand in 1994 and $11 thousand in 1993. Other real estate owned at year-end 1995 was $6.1 million compared to $10.5 million at year-end 1994 and $11.2 million at the end of 1993.

Operating losses decreased $434 thousand in 1995 compared to an increase of $788 thousand in 1994. Operating losses for 1994 included a $750 thousand settlement agreement reached with the U.S. Treasury Department regarding compliance by a subsidiary with record keeping and reporting requirements under the Currency and Foreign Transactions Reporting Act. For 1995, there were no individually significant items.

Balance Sheet Analysis
------------------------------------------------------------------------------

Securities Portfolio

The Company's security portfolio consists of securities classified as held-to-maturity, available-for-sale and trading account. The Company designates securities upon purchase into one of these three categories. As of December 31, 1995, held-to-maturity securities amounted to $209.7 million and represented securities that the Company has the intent and ability to hold to maturity. Securities designated as available-for-sale totaled $421.1 million. This account represents securities which the Company may sell to meet liquidity needs or in response to significant changes in interest rates or prepayment risks. The trading account portfolio totaled $63.5 million at December 31, 1995. This account represents the securities involved in the normal operations of the Company's brokerage and bond businesses and approximately $21.0 million in the Company's proprietary trading account.

For purposes of the following discussion, the held-to-maturity and available-for-sale security portfolios will be described in the aggregate as the securities portfolio. At December 31, 1995, the securities portfolio totaled $630.7 million, an increase of 8.3% from year-end 1994. On average, however, the securities portfolio declined by $3.6 million or 0.6% in 1995 compared to an increase in 1994 of 15.6%. Average securities represented 24.9%, 26.8% and 24.5% of earning assets in 1995, 1994, and 1993, respectively. The decrease in 1995 is due in part to the Company's decision early in the year to fund loan growth with maturing securities.

The Company continues to have a large percentage of its securities portfolio in mortgage-backed securities. Mortgage-backed securities, including Collateralized Mortgage Obligations (CMOs), totaled $513.8 million or 73.3% of the securities portfolio. These securities were either obligations of Government Standard Equivalent Agencies or otherwise carried triple A credit ratings. Mortgage-backed securities offer the Company enhanced yields for accepting prepayment

22 Mark Twain Bancshares, Inc.

risk associated with the underlying mortgages. The Company manages prepayment risk by having 50% of the portfolio in CMOs, such as Planned Amortization Class tranches, which can limit the prepayment risk of the portfolio. The Company utilizes analytical systems to monitor the prepayment risk of the portfolio and estimate principal payments. Table 6 summarizes the composition of the Company's securities portfolio. The maturity distribution for the securities portfolio, together with the weighted average yields for each maturity range is provided in Table 7.


Table 6:  Held-to-Maturity and Available-for-Sale Securities

                                                              December 31,
                                                  ----------------------------------
(in millions of dollars)                          1995           1994           1993
------------------------------------------------------------------------------------

United States Treasuries and agencies             $164           $125           $110
Obligations of states and
 political subdivisions                              5             12             14
Mortgage-backed securities                         513            437            391
Other securities                                     8              8              7
------------------------------------------------------           ----           ----
 Total                                            $690           $582           $522
--------------------------------------------------====           ====           ====


Table 7:  Maturity Distribution at December 31, 1995<F1><F2>            After One But      After Five But
                                                     Within One Year  Within Five Years   Within Ten Years      After Ten Years
                                                     ---------------  -----------------   ----------------      ---------------
(in thousands of dollars)                             Amount  Yield      Amount   Yield      Amount  Yield      Amount   Yield
-------------------------------------------------------------------------------------------------------------------------------
United States Treasuries and agencies                $46,929   5.93%   $116,857    6.42%   $     --    --       $   --     --
Obligations of states and political subdivisions         780   8.52%      1,825    7.90%      1,439  8.17%         400   9.77%
Mortgage-backed securities                            31,106   6.44%    299,807    6.43%    180,806  6.37%       1,466   6.20%
Other securities                                       8,001   7.46%          5    5.50%        300  7.56%         181   8.20%
------------------------------------------------------------           --------            --------             ------
   Total                                             $86,816           $418,494            $182,545             $2,047
-----------------------------------------------------=======           ========            ========             ======

<F1> The carrying value of the securities portfolio at December 31, 1995, by expected maturity, are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

<F2> Weighted average yields on tax-exempt obligations have been computed on a fully tax equivalent basis using a tax rate of 35%, and mortgage-backed securities have been presented based on the expected final maturity dates, rather than contractual maturity dates.

Loan Portfolio

The loan portfolio totaled $1,971.9 million at December 31, 1995, an increase of 6.0% from December 31, 1994. This follows an 8.4% increase in 1994 over year-end 1993 levels. Average total loan outstandings for 1995 were $1,916.4 million, a 9.6% increase over 1994 average outstandings. Loan outstandings have grown at a five-year compound annual growth rate of 4.5% based on both average and year-end totals. Refer to Table 8 for an expanded categorization of the loan portfolio to provide a greater understanding of the Company's loan portfolio.

Commercial and industrial loans increased $26.4 million or 3.1% for the year and represented 44% of the total loan portfolio. The growth rate in this category has slowed slightly from prior years as a result of higher interest rates and increased competition. Both components of the commercial and industrial classification involve a diverse mix of middle-market borrowers and owner/operators in the manufacturing, wholesaling, retail, and service industries, with no concentration in any one segment. Real estate is often a material component of collateral on the commercial and industrial loans even though cash flows are unrelated to the real estate. This real estate provides the bank with additional collateral protection. Essentially all of the loans were generated within the Company's two market areas. The Company has no highly leveraged transactions or foreign credits, and has only an insignificant amount of participations purchased.

Real estate construction loans have increased $42.2 million or 18.3% from the previous year. This growth can be attributed to increased economic activity within the Company's two primary markets. Commercial construction increased $31.0 million while residential construction and development increased $11.3 million in 1995. Commercial construction now makes up 32.4% of the real estate construction category as compared to 25.0% in 1994. This shift in the portfolio mix is a result of business development efforts to expand commercial and industrial lending as a means of diversifying risk. Residential construction still remains an important part of the construction portfolio. Both commercial and residential construction cover a diverse number of builders and developers within the Company's primary market areas. The majority of residential construction loans are originated after the builder has received a signed purchase contract. The majority of commercial construction loans are originated once minimum pre-leasing levels are achieved. The Company monitors construction disbursements, and controls the number of display and inventory homes by builder and location.

Real estate mortgage loans represent 35% of the loan portfolio, and are split 74% commercial and 26% residential. The commercial mortgage category has increased 8.8% from the previous year while the residential mortgage loans have increased 2.7%. The growth in residential mortgage loans experienced in 1994 slowed during 1995 as the result of the Company reallocating resources away from the mortgage origination effort. The Company employed a strategy of selling newly originated mortgage loans in an attempt to control the size and composition of the residential mortgage loan portfolio.

Consumer loans decreased $2.4 million or 1.6% from the previous year-end total. Declines in the traditional installment loan category were primarily responsible for the change. Prime Equity Accounts, which represent lines of credit secured by the borrower's primary residence, remained stable and accounted for 70% of the consumer loan portfolio.

                                                          1995 Annual Report 23


Table 8:  Summary of Loan Portfolio                                                      December 31,
                                                           ----------------------------------------------------------------------
(in thousands of dollars)                                        1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------------------
Commercial and industrial:
   Commercial and industrial                               $  745,193     $  724,491     $  694,590     $  520,810     $  513,473
   Commercial and industrial secured by real estate           122,706        117,007         81,773        115,316        128,487
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total commercial and industrial                         867,899        841,498        776,363        636,126        641,960
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
Real estate construction:
   Residential construction and development                   184,621        173,325        164,435        144,938        135,161
   Commercial office                                           21,841          8,155         14,746          5,194         11,216
   Commercial warehouse                                        10,989          9,359          6,060          6,960          3,924
   Commercial retail centers                                   28,812         20,944          7,417         13,603         29,527
   Commercial land and development                             26,934         19,167          7,951          6,203         12,971
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate construction                          273,197        230,950        200,609        176,898        192,799
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
Real estate mortgage:
   Residential                                                177,285        172,613        134,665        153,721        174,816
   Commercial office                                          126,473        114,012        113,343        107,346         96,957
   Commercial warehouse                                        96,712         92,113         79,134         71,762         58,289
   Commercial retail centers                                   60,747         58,559         62,093         56,941         45,102
   Other commercial                                           222,376        200,795        189,447        163,642        179,403
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate mortgage                              683,593        638,092        578,682        553,412        554,567
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
Consumer                                                      147,250        149,615        160,740        174,647        183,828
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total loans                                           1,971,939      1,860,155      1,716,394      1,541,083      1,573,154
Less allowance for loan losses                                 30,508         28,894         27,012         25,356         24,096
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Net loans                                            $1,941,431     $1,831,261     $1,689,382     $1,515,727     $1,549,058
-----------------------------------------------------------==========     ==========     ==========     ==========     ==========


Table 9:  Maturity Distribution                                               December 31, 1995
                                              -----------------------------------------------------------------------------------
                                                                    Over 1 Year
                                                                  Through 5 Years                Over 5 Years
                                                             -----------------------        ----------------------

                                              One Year          Fixed       Floating          Fixed       Floating
(in thousands of dollars)                      Or Less           Rate           Rate           Rate           Rate          Total
---------------------------------------------------------------------------------------------------------------------------------
Commercial and industrial                     $475,514       $149,653       $213,862        $15,594        $13,276       $867,899
Real estate construction                       170,588         51,522         48,004          3,083             --        273,197
Real estate mortgage                           216,955        215,976        131,502         97,490         21,670        683,593

The amount of certain loans outstanding as of December 31, 1995, is shown in Table 9 based on time remaining to maturity. Demand loans are reported in the one-year-or-less category. All other loans are reported at contracted maturities. See liquidity and rate sensitivity for further discussion.

Allowance for Loan Losses

The allowance for loan losses increased by $1.6 million in 1995 and represented 1.55% of loans at year-end. The provision for loan losses was $5.0 million in 1995, a reduction of $523 thousand from the prior year.

Net charge-offs for the year were $3.4 million, a decrease of $255 thousand from 1994. The ratio of net charge-offs to average loans was 0.18% in 1995 which compares favorably with the 0.21% in 1994 and 0.35% in 1993.

The level and allocation of the allowance for loan losses are based upon qualitative and quantitative factors. Qualitative factors include assessments of current economic conditions, particularly as those conditions affect segments of the Company's primary markets. Quantitative factors include the level and composition of non-performing assets, recent and expected net charge-offs, and a detailed review by the Company's loan review staff. The results of the quarterly internal loan reviews are the primary basis upon which the adequacy of the reserve is determined.

Table 11 summarizes the allocation of the allowance for loan losses by major loan category and identifies the percentage of each loan category to the total loan balance. This reserve allocation follows very closely the loan portfolio risk classifications assigned by individual loan officers which are reviewed by internal loan review. In addition, prior loss experience, anticipated volume levels, and management's evaluation of the effect of general economic conditions are factored into the allocation. As each of these criteria are subject to change, the allocation of the allowance is not necessarily indicative of the trend of future losses in a particular loan category.

24 Mark Twain Bancshares, Inc.


Table 10:  Summary of Loan Loss Experience

(in thousands of dollars)                                        1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------------------
Loans at year-end                                          $1,971,939     $1,860,155     $1,716,394     $1,541,083     $1,573,154
-----------------------------------------------------------==========     ==========     ==========     ==========     ==========
Average loan outstandings                                  $1,916,374     $1,748,639     $1,626,068     $1,563,903     $1,604,090
-----------------------------------------------------------==========     ==========     ==========     ==========     ==========
Allowance at beginning of year                             $   28,894     $   27,012     $   25,356     $   24,096     $   19,944
Allowance of acquired banks                                        --             --          1,091             --             --
Loans charged off:
   Commercial and industrial                                    1,959          3,601          3,834          4,516          1,529
   Commercial and industrial secured by real estate                51            123            192          2,641          5,043
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total commercial and industrial                           2,010          3,724          4,026          7,157          6,572
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Commercial real estate construction                             --             --            278            253            893
   Residential real estate construction                           217            117             78            213          1,166
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate construction                              217            117            356            466          2,059
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Commercial real estate mortgage                              1,027            238          2,067            136          2,174
   Residential real estate mortgage                               528            353            257            217            783
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate mortgage                                1,555            591          2,324            353          2,957
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Consumer                                                       560            336            671            695          1,212
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total loans charged off                                   4,342          4,768          7,377          8,671         12,800
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
Recoveries:
   Commercial and industrial                                      281            743            369            722            163
   Commercial and industrial secured by real estate                --              8            467            142            133
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total commercial and industrial                             281            751            836            864            296
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Commercial real estate construction                             --              3            114             30             62
   Residential real estate construction                            16             47             55             74            367
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate construction                               16             50            169            104            429
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Commercial real estate mortgage                                261             71            305             39            133
   Residential real estate mortgage                               306            172             13             52            422
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total real estate mortgage                                  567            243            318             91            555
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
   Consumer                                                        89             80            337            185            334
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
      Total recoveries                                            953          1,124          1,660          1,244          1,614
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
       Net loans charged off                                    3,389          3,644          5,717          7,427         11,186
Additions to allowance charged to expense                       5,003          5,526          6,282          8,687         15,338
---------------------------------------------------------------------     ----------     ----------     ----------     ----------
Allowance at end of year                                   $   30,508     $   28,894     $   27,012     $   25,356     $   24,096
-----------------------------------------------------------==========     ==========     ==========     ==========     ==========
Net charge-offs to average loans                                 0.18%          0.21%          0.35%          0.47%          0.70%
Allowance to year-end loans                                      1.55%          1.55%          1.57%          1.65%          1.53%
Earnings coverage of net charge-offs                            21.69x         17.48x          9.41x          5.71x          2.60x


Table 11:  Allocation of the Allowance for Loan Losses at December 31

                                 1995                 1994                 1993                 1992                 1991
                           ----------------     ----------------     ----------------     ----------------     --------------
(in thousands of dollars)  Allowance       %    Allowance       %    Allowance       %    Allowance       %    Allowance      %
-----------------------------------------------------------------------------------------------------------------------------
Commercial and industrial    $10,934     44%      $10,355      45%     $ 9,681      45%     $ 8,723      42%     $ 8,163     41%
Real estate construction       3,156     14%        2,989      13%       2,795      12%       2,708      11%       5,225     12%
Real estate mortgage          12,897     35%       12,215      34%      11,419      34%      11,041      36%       7,130     35%
------------------------------------    ---       -------     ---      -------     ---      -------     ---      -------    ---
Total real estate loans       16,053     49%       15,204      47%      14,214      46%      13,749      47%      12,355     47%
------------------------------------    ---       -------     ---      -------     ---      -------     ---      -------    ---
Consumer loans                   918      7%          870       8%         814       9%         906      11%       2,598     12%
Not allocated                  2,603     --         2,465      --        2,303      --        1,978      --          980     --
------------------------------------    ---       -------     ---      -------     ---      -------     ---      -------    ---
   Total                     $30,508    100%      $28,894     100%     $27,012     100%     $25,356     100%     $24,096    100%
-----------------------------=======    ===       =======     ===      =======     ===      =======     ===      =======    ===

                                                          1995 Annual Report 25

Risk Elements

Non-performing assets totaled $19.9 million at December 31, 1995, an increase of $2.0 million over December 31, 1994. The primary reason for the increase was the placement of one relationship totaling $5.5 million on non-accrual during the fourth quarter of 1995. The decrease in foreclosed real estate principally relates to the donation of a parcel in the fourth quarter of 1995 as discussed earlier. As a percentage of loans plus foreclosed real estate, non-performing assets were 1.00% at December 31, 1995 compared to 0.95% at year-end 1994 and 1.20% at year-end 1993.

Non-performing assets plus loans past due 90 days or more totaled $20.4 million and represent 1.03% of loans plus foreclosed real estate at December 31, 1995. This total risk element ratio represented only a 2 basis point increase over the year-end 1994 percentage which was the lowest level experienced in the previous five years.

The allowance for loan losses currently covers 213.31% of non-performing loans. While this represents a decline from the previous two years, the coverage ratio is reasonable.

Table 13 summarizes the composition of the Company's risk elements.

Loans not included in the past due, non-accrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months totaled approximately $17.6 million at December 31, 1995. Principal and interest payments on these loans were current at December 31, 1995.

The Company is continually analyzing its loan portfolio in order to identify early risk elements that require management attention. The loan portfolio is subject to review by lending management, the Company's internal loan review staff, the Company's independent auditors, and various regulatory agencies. The Company believes that its consistently low levels of risk elements are a reflection of both the Company's strict underwriting discipline and its practice of early problem recognition and resolution.


Table 12:  Changes in Non-performing Assets

(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------
Balance at beginning of year                   $17,820        $20,793
   Additions                                    23,457         15,919
   Payments received and loans
      returned to accrual status                (9,941)       (11,904)
   Sales of foreclosed real estate              (7,218)        (2,977)
   Charge-offs and writedowns                   (4,247)        (4,011)
------------------------------------------------------        -------
Balance at end of year                         $19,871        $17,820
-----------------------------------------------=======        =======


Table 13:  Risk Elements                                                                    December 31,
                                                              -------------------------------------------------------------------
(in thousands of dollars)                                        1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------------------
Non-accrual loans                                             $13,663        $ 6,813        $ 9,079        $15,161        $14,502
Restructured loans                                                109            484            484             --             --
Foreclosed real estate                                          6,099         10,523         11,230         12,167         17,538
---------------------------------------------------------------------        -------        -------        -------        -------
   Total non-performing assets                                $19,871        $17,820        $20,793        $27,328        $32,040
--------------------------------------------------------------=======        =======        =======        =======        =======
Percentage of non-performing assets to loans plus
   foreclosed real estate                                        1.00%          0.95%          1.20%          1.76%          2.01%
Loans contractually past due 90 days or more                  $   530        $ 1,132        $   251        $   791        $ 1,318
Percentage of non-performing assets plus 90 days
   past due to loans plus foreclosed real estate                 1.03%          1.01%          1.22%          1.81%          2.10%
Percentage of allowance for loan losses to
   non-performing loans                                        213.31%        342.79%        275.24%        158.95%        152.31%
Percentage of allowance for loan losses to
   total non-performing assets                                 153.53%        162.14%        129.91%         92.78%         75.21%
Percentage of allowance for loan losses to
   risk elements<F*>                                           149.54%        152.46%        128.36%         90.17%         72.23%
Percentage of risk elements<F*>
   to total average assets                                       0.74%          0.72%          0.85%          1.20%          1.46%

<F*>Risk elements include total non-performing assets plus loans contractually past due 90 days or more.

Deposits

Average deposits, as shown in Table 14, increased 3.8% in 1995. Average time deposits, less than $100 thousand, increased $104.4 million or 15.6% for 1995. Average time deposits, $100 thousand or greater, increased $51.7 million or 33.6% in 1995. Average non-interest bearing demand deposit accounts remained relatively stable year-to-year while interest bearing demand deposits declined $26.2 million and savings and money market deposit accounts declined $49.3 million. This movement of deposits from the lower yielding products to higher yielding time deposits is a result of customers shifting from variable rate non-maturity accounts to longer term fixed-rate time deposits.

Table 15 sets forth, by time remaining to maturity, time deposits in amounts of $100 thousand or greater as of December 31, 1995.


Table 15:  Time Deposits $100 Thousand or Greater

(in thousands of dollars)
------------------------------------------------------
Less than three months                        $ 79,398
Three to six months                             42,451
More than six months to twelve months           19,638
More than twelve months                         56,961
------------------------------------------------------
   Total                                      $198,448
----------------------------------------------========

26 Mark Twain Bancshares, Inc.


Table 14:  Deposit Composition                               December 31,
                                            ----------------------------------------
(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------
Non-interest bearing demand deposits        $  401,096     $  398,310     $  371,912
Interest bearing demand deposits               225,609        251,849        227,946
Savings and money market deposits              678,466        727,797        724,843
Time deposits (less than $100 thousand)        771,989        667,605        617,128
Time deposits ($100 thousand or greater)       205,611        153,940        147,273
------------------------------------------------------     ----------     ----------
   Total average deposits                   $2,282,771     $2,199,501     $2,089,102
--------------------------------------------==========     ==========     ==========
Non-interest bearing demand deposits        $  519,155     $  461,958     $  420,882
Interest bearing demand deposits               234,686        240,290        250,771
Savings and money market deposits              664,155        700,258        734,764
Time deposits (less than $100 thousand)        840,948        718,955        629,545
Time deposits ($100 thousand or greater)       198,448        150,596        155,951
------------------------------------------------------     ----------     ----------
   Total deposits                           $2,457,392     $2,272,057     $2,191,913
--------------------------------------------==========     ==========     ==========

Interest Rate Derivatives

During 1995, the Company engaged in a limited number of interest rate derivative transactions to reduce the Company's sensitivity to falling rates. There were no such transactions prior to 1995. The Company has established policies and procedures to manage the risks associated with these financial instruments. Such transactions are directly approved by the Company's Asset/Liability Committee. Only those products which qualify under current accounting rules for hedge accounting treatment are allowed by policy. Management believes that interest rate derivatives are a critical tool in managing the Company's net interest income and net income through periods of sudden changes in interest rates.

Table 16 summarizes the Company's interest rate derivative transactions as of December 31, 1995. The Company has transacted two types of interest rate derivatives: interest rate floors and interest rate swaps. Interest rate floors are transactions whereby the Company pays another party an upfront premium to receive the difference of a fixed rate less than referenced rate, with no further obligation from the Company. Premiums paid and amounts due from the floors are accrued over the term of the floor. Interest rate swaps are transactions whereby the Company has swapped its floating rate assets to a fixed rate. Amounts due from or to the Company are accrued during the term of the swap. All of the Company's current interest rate derivatives reduce the sensitivity of the Company's earnings from decreases in the prime rate.

Interest Rate Sensitivity

The Company's Asset/Liability Committee monitors the interest rate sensitivity of the balance sheet on a monthly basis. The committee reviews asset and liability repricing in the context of current and possible interest rate scenarios and the economic climate, both nationally and in the Company's market areas. The Company manages interest rate sensitivity in terms of changes in net interest income on a continuous 12-month cycle through various interest rate scenarios and simulations. The objective of the committee is to minimize the earnings sensitivity to changes in interest rates while maintaining a net interest margin in keeping with the Company's objectives.

Table 17 represents a point in time analysis of the Company's interest rate sensitivity, using known repricing times of loans, deposits, and estimated payments from mortgage-backed securities. The estimates on mortgage-backed security prepayments is based upon management's experience of how these bonds will perform over their expected lives. These estimates are believed to be conservative.

While this table indicates the expected timing in repricing, it does not address the extent to which changes in market prices impact rates earned and paid or the basis on which those rates may change. To allow for more dynamic changes in the balance sheet and repricing, the bank utilizes simulation modeling. Using simulations, management can more effectively determine the interest rate sensitivity of net interest income in a wide variety of interest rate environments.


Table 16:  Maturities of Off-Balance Sheet Investment Products                                                               Total
                                                                                                              Notional  Unrealized
(in thousands of dollars)                        1996          1997           1998        1999       2000+       Value        Gain
----------------------------------------------------------------------------------------------------------------------------------
Receive fixed generic interest rate swaps
  (Prime Rate)
   Notional value                              $   --       $    --        $50,000      $   --      $   --    $ 50,000        $998
   Weighted average receive rate                   --            --           8.82%         --          --        8.82%
Purchased interest rate floors (Prime Rate):
   Notional value                              $   --       $75,000<F1>    $40,000      $   --      $   --    $115,000        $670
   Weighted average receive rate                   --          9.00%          8.50%         --          --        8.83%

<F1> The maximum rate received on the $75 million floor is 1.00%.

                                                          1995 Annual Report 27


Table 17:  Rate Sensitivity at December 31, 1995
                                                   0-1           2-12          13-24          25-36        Over 36
(in thousands of dollars)                       Months         Months         Months         Months         Months          Total
---------------------------------------------------------------------------------------------------------------------------------

Earning Assets
Loans                                       $1,220,382      $ 188,602       $170,275       $128,340       $264,340     $1,971,939
Federal funds sold and securities
   purchased under resale agreements             7,900             --             --             --             --          7,900
Trading account securities                      63,579             --             --             --             --         63,579
Securities available for sale                   34,626         59,914         74,859         80,492        195,917        445,808
Held-to-maturity securities                      4,028         37,267         36,421         41,483        124,895        244,094
Interest rate swaps and interest rate
   floors                                      (50,000)       (75,000)        35,000         90,000             --             --
------------------------------------------------------      ---------       --------       --------       --------     ----------
   Total earning assets                     $1,280,515      $ 210,783       $316,555       $340,315       $585,152     $2,733,320
--------------------------------------------==========      =========       ========       ========       ========     ==========

Interest Bearing Liabilities
Interest bearing demand deposits            $  112,274      $      --       $ 20,403       $ 20,402       $ 81,607     $  234,686
Savings and money market deposits              621,614             --          7,091          7,091         28,359        664,155
Time deposits                                   79,306        578,716        198,650         77,581        105,143      1,039,396
Short-term borrowings                          165,731             --             --             --             --        165,731
Long-term debt                                      --         11,579             --             --          6,911         18,490
------------------------------------------------------      ---------       --------       --------       --------     ----------
   Total interest bearing liabilities       $  978,925      $ 590,295       $226,144       $105,074       $222,020     $2,122,458
--------------------------------------------==========      =========       ========       ========       ========     ==========
Monthly Gap                                 $  301,590      $(379,512)      $ 90,411       $235,241       $363,132
--------------------------------------------==========      =========       ========       ========       ========
Cumulative Gap                              $  301,590      $ (77,922)      $ 12,489       $247,730       $610,862
--------------------------------------------==========      =========       ========       ========       ========

Using both the information from the simulations and from Table 17, the Company is asset sensitive in the most immediate time frames and liability sensitive thereafter. The structure of the balance sheet is deliberately positioned for a rising rate environment by policy and management preference. Declines in interest rates could have a short term adverse effect on net interest income of the Company.

Liquidity

Long-term liquidity is a function of a large core deposit base and a strong capital position. The Company remains committed to growth of its stable core deposit base through pricing and product development as the primary source of long-term liquidity. The capital position of the Company is a result of earnings growth and earnings retention. The Company manages dividends to retain sufficient capital for long-term liquidity and growth.

Short-term liquidity needs arise from the continuous fluctuations in the flow of funds on both sides of the balance sheet from growth and, to a lesser extent, seasonal and cyclical customer demands. The Asset/Liability Committee analyzes its liquidity position by projecting cash flows from the balance sheet on a monthly basis and by taking appropriate measures. The position of the balance sheet is then analyzed by comparing net cash flows to external sources of liquidity.

The securities portfolio provides a stable long-term earnings base, provides sources of liquidity and represents one of the primary means of adjusting and managing interest rate risk. The designation of securities as available-for-sale and held-to-maturity does not impact the portfolio as a source of liquidity due to the ability to transact repurchase agreements using those securities. The Company maintains federal funds lines of over $200 million and repurchase agreement lines for the sale and repurchase of securities. Liquidity needs, as well as the economic and interest rate environment, are all assessed on a continuous basis when analyzing the Company's security portfolio. If alterations in the securities portfolio are deemed necessary, decisions are not materially influenced by unrealized gains or losses that exist at any point in time in the portfolio.

Effects of Inflation

Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and, therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment, and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Company's ability to align its asset/liability management program to react to changes in interest rates.

28  Mark Twain Bancshares, Inc.

Capital

Shareholders' equity increased 17.9% in 1995 to $275.9 million as compared to $234.0 million at year-end 1994. Excluding the change in net unrealized gains (losses) on securities available for sale, shareholders' equity increased 12.8% in 1995. The Company's average equity-to-asset ratio was 9.23% for 1995, the highest level in the history of the Company. At year-end 1995, the Company's equity-to-asset ratio was 9.30%, also the highest level in Company history.

Dividends paid during 1995 increased 12.5% to $1.08 per share from $0.96 per share in 1994. This represents a dividend payout ratio of 36.86%. The Company expects to maintain a payout ratio between 35% and 45%.

The Company also analyzes its capital and the capital position of its subsidiaries in terms of regulatory risk-based capital guidelines. Under the capital adequacy guidelines regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1995, that the Company and its subsidiaries meet all capital adequacy requirements to which they are subject. Table 18 summarizes the capital ratios for the Company and its significant subsidiaries.

As of December 31, 1995, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company's significant subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in Table 18. There are no conditions or events since that notification that management believes have changed the subsidiaries' classifications.

In April 1995, the Company's board of directors authorized the purchase of up to 1 million shares of the Company's common stock in a systematic pattern to meet the common stock issuance requirements of the Company's 1995 Stock Option Plan and other corporate purposes. During 1995, the Company repurchased 109,000 shares under this program for the benefit plan and other ongoing needs.


Table 18: Capital Adequacy                                                                                To Be Well Capitalized
                                                                                   For Capital            Under Prompt Corrective
                                                        Actual                  Adequacy Purposes            Action Provisions
                                               ----------------------        ----------------------       -----------------------
(in thousands of dollars)                       Amount          Ratio         Amount          Ratio         Amount          Ratio
---------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1995:
   Total capital (to risk weighted assets):
      Consolidated                            $304,647           13.0%    >=$188,022          >=8.0%           N/A            N/A
      Mark Twain Bank                          197,676           12.6%     >=125,351          >=8.0%    >=$125,351         >=10.0%
      Mark Twain Kansas City Bank               76,702           12.3%     >= 49,900          >=8.0%      >=49,900         >=10.0%
      Mark Twain Illinois Bank                  23,393           15.8%      >=11,816          >=8.0%      >=11,816         >=10.0%
   Tier I capital (to risk weighted assets):
      Consolidated                            $268,344           11.4%     >=$94,011          >=4.0%           N/A            N/A
      Mark Twain Bank                          178,074           11.4%      >=62,676          >=4.0%     >=$62,676          >=6.0%
      Mark Twain Kansas City Bank               69,074           11.1%      >=24,950          >=4.0%      >=24,950          >=6.0%
      Mark Twain Illinois Bank                  21,545           14.6%       >=5,908          >=4.0%       >=5,908          >=6.0%
   Tier I capital (to average assets):
      Consolidated                            $268,344            9.5%    >=$112,945          >=4.0%           N/A            N/A
      Mark Twain Bank                          178,074            9.3%      >=76,525          >=4.0%     >=$76,525          >=5.0%
      Mark Twain Kansas City Bank               69,074           10.5%      >=26,311          >=4.0%      >=26,311          >=5.0%
      Mark Twain Illinois Bank                  21,545           11.5%       >=7,488          >=4.0%       >=7,488          >=5.0%


                                                        1995 Annual Report  29

Statement by Management


The financial statements and related financial information presented here were prepared by management in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and judgements. The Company maintains an accounting system and related controls that are sufficient to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized and recorded. The concept of reasonable assurance is based on the recognition that the cost of an accounting and control system must be related to the benefits derived. The accounting system and related controls are monitored by an extensive internal audit program and by the Company's independent auditors in accordance with generally accepted auditing standards. The Company's internal auditor and independent auditors meet regularly with the Audit Committee of the Board of Directors to ensure that respective responsibilities are being properly discharged and to discuss the results of examinations.


Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Shareholders
Mark Twain Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Mark Twain Bancshares, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mark Twain Bancshares, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

St. Louis, Missouri
January 16, 1996


30  Mark Twain Bancshares, Inc.

Consolidated Balance Sheet

                                                                                                 December 31,
                                                                                         -------------------------
(in thousands of dollars)                                                                      1995           1994
------------------------------------------------------------------------------------------------------------------

Assets
Cash and due from banks                                                                  $  156,207     $  139,947
Interest bearing deposits with banks                                                             --             54
Federal funds sold and securities purchased under resale agreements                           7,900          1,600
Trading account securities                                                                   63,579         32,909
Securities available for sale                                                               445,808        228,359
Held-to-maturity securities (market value of $245,355 and $340,117, respectively)           244,094        353,958
Loans, net of allowance for loan losses of $30,508 and $28,894, respectively              1,941,431      1,831,261
Premises and equipment                                                                       20,764         27,910
Accrued income receivable                                                                    17,830         17,572
Other assets                                                                                 70,618         55,146
---------------------------------------------------------------------------------------------------     ----------
   Total assets                                                                          $2,968,231     $2,688,716
-----------------------------------------------------------------------------------------==========     ==========

Liabilities
Non-interest bearing deposits                                                            $  519,155     $  461,958
Interest bearing deposits                                                                 1,938,237      1,810,099
---------------------------------------------------------------------------------------------------     ----------
   Total deposits                                                                         2,457,392      2,272,057
---------------------------------------------------------------------------------------------------     ----------
Short-term borrowings                                                                       165,731        148,118
Other liabilities                                                                            50,712         14,103
Long-term debt                                                                               18,490         20,389
---------------------------------------------------------------------------------------------------     ----------
   Total liabilities                                                                      2,692,325      2,454,667
---------------------------------------------------------------------------------------------------     ----------

Shareholders' Equity
Common stock, $1.25 par value, authorized 30,000,000 shares,
   issued 16,508,220 and 16,375,527 shares, respectively                                     20,635         20,469
Surplus                                                                                      63,630         60,246
Undivided profits                                                                           194,888        164,513
Net unrealized gains (losses) on securities available for sale                                1,026         (9,623)
---------------------------------------------------------------------------------------------------     ----------
                                                                                            280,179        235,605
Less common treasury stock at cost, 362,685 and 398,633 shares, respectively                  4,273          1,556
---------------------------------------------------------------------------------------------------     ----------
   Total shareholders' equity                                                               275,906        234,049
---------------------------------------------------------------------------------------------------     ----------
   Total liabilities and shareholders' equity                                            $2,968,231     $2,688,716
-----------------------------------------------------------------------------------------==========     ==========
See accompanying notes to consolidated financial statements.

                                                        1995 Annual Report  31

Consolidated Statement of Income

                                                                                                 Years Ended December 31,
                                                                                        -----------------------------------------
(in thousands of dollars, except per share data)                                               1995           1994           1993
---------------------------------------------------------------------------------------------------------------------------------

Interest Income
Interest and fees on loans                                                              $   180,955    $   146,845    $   128,189
Interest on held-to-maturity securities:
   Taxable                                                                                   22,207         24,581         32,547
   Non-taxable                                                                                  173            674            878
Interest on trading account securities                                                        3,003          4,197          3,006
Interest on securities available for sale                                                    15,884         15,056          4,520
Interest on mortgage loans held for resale                                                       --          2,453          5,775
Interest on deposits with banks                                                                  --              3             30
Interest on federal funds sold and securities
   purchased under resale agreements                                                            951            804            683
---------------------------------------------------------------------------------------------------    -----------    -----------
      Total interest income                                                                 223,173        194,613        175,628
---------------------------------------------------------------------------------------------------    -----------    -----------

Interest Expense
Interest on deposits                                                                         85,006         62,479         57,774
Interest on short-term borrowings                                                             8,414          6,337          4,193
Interest on long-term debt                                                                    1,512          1,776          1,929
---------------------------------------------------------------------------------------------------    -----------    -----------
      Total interest expense                                                                 94,932         70,592         63,896
---------------------------------------------------------------------------------------------------    -----------    -----------
Net interest income                                                                         128,241        124,021        111,732
Provision for loan losses                                                                     5,003          5,526          6,282
---------------------------------------------------------------------------------------------------    -----------    -----------
      Net interest income after provision for loan losses                                   123,238        118,495        105,450
---------------------------------------------------------------------------------------------------    -----------    -----------

Other Income
Service charges on deposit accounts                                                           7,051          7,398          8,301
Securities transactions                                                                         296            309            871
Other income                                                                                 29,439         27,793         34,824
---------------------------------------------------------------------------------------------------    -----------    -----------
      Total other income                                                                     36,786         35,500         43,996
---------------------------------------------------------------------------------------------------    -----------    -----------

Other Expenses
Salaries and employee benefits                                                               47,531         47,651         48,573
Net occupancy and furniture and equipment expense                                            13,222         13,870         13,389
Other expenses                                                                               25,769         28,761         33,687
---------------------------------------------------------------------------------------------------    -----------    -----------
      Total other expenses                                                                   86,522         90,282         95,649
---------------------------------------------------------------------------------------------------    -----------    -----------
Income before income taxes                                                                   73,502         63,713         53,797
Applicable income taxes                                                                      25,789         22,731         18,694
---------------------------------------------------------------------------------------------------    -----------    -----------
      Net income                                                                        $    47,713    $    40,982    $    35,103
----------------------------------------------------------------------------------------===========    ===========    ===========

Primary Earnings per Share
Weighted average shares                                                                  16,288,839     16,103,109     15,673,431
----------------------------------------------------------------------------------------===========    ===========    ===========
      Net income                                                                        $      2.93    $      2.54    $      2.24
----------------------------------------------------------------------------------------===========    ===========    ===========

Fully Diluted Earnings per Share
Weighted average shares                                                                  16,904,113     16,715,863     16,437,974
----------------------------------------------------------------------------------------===========    ===========    ===========
      Net income                                                                        $      2.85    $      2.48    $      2.17
----------------------------------------------------------------------------------------===========    ===========    ===========
See accompanying notes to consolidated financial statements.

32  Mark Twain Bancshares, Inc.

Consolidated Statement of Changes in Shareholders' Equity

                                                                                            Net Unrealized
                                                                                             Gains (Losses)
                                                   Common Stock                              on Securities                    Total
                                                 -----------------               Undivided       Available   Treasury Shareholders'
(in thousands)                                   Shares     Amount    Surplus      Profits        for Sale      Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                       15,305    $19,131    $51,092     $112,174        $     --     $3,351      $179,046
   Net income                                        --         --         --       35,103                         --        35,103
   Cash dividends declared                           --         --         --      (11,383)                        --       (11,383)
   Changes in equity due to acquisitions            743        929      3,167        1,919                         --         6,015
   Common stock issued upon conversion of 7%
      convertible subordinated notes                224        280      3,279           --                         --         3,559
   Reissuance of treasury stock pursuant to
      employee benefit and stock issuance plans
      (136 shares)                                   --         --         61           --                     (1,330)        1,391
   Change in net unrealized gain on securities
      available for sale, net of tax                 --         --         --           --           1,013         --         1,013
   Other, net                                        (5)        (6)       256           --                         --           250
-------------------------------------------------------    -------    -------     --------        --------     ------      --------

Balance, December 31, 1993                       16,267     20,334     57,855      137,813           1,013      2,021       214,994
   Net income                                        --         --         --       40,982                         --        40,982
   Cash dividends declared                           --         --         --      (14,282)                        --       (14,282)
   Common stock issued upon conversion of 7%
      convertible subordinated notes                109        135      1,588           --                         --         1,723
   Reissuance of treasury stock pursuant to
      employee benefit and stock issuance plans
      (95 shares)                                    --         --        776           --                       (465)        1,241
   Change in net unrealized loss on securities
      available for sale, net of tax                 --         --         --                      (10,636)        --       (10,636)
   Other, net                                        --         --         27           --                         --            27
-------------------------------------------------------    -------    -------     --------        --------     ------      --------

Balance, December 31, 1994                       16,376     20,469     60,246      164,513          (9,623)     1,556       234,049
   Net income                                        --         --         --       47,713              --         --        47,713
   Cash dividends declared                           --         --         --      (17,338)             --         --       (17,338)
   Common stock issued upon conversion of 7%
      convertible subordinated notes                117        147      1,719           --              --         --         1,866
   Purchase of treasury stock (109 shares)           --         --         --           --              --      3,303        (3,303)
   Reissuance of treasury stock pursuant to
      employee benefit and stock issuance plans
      (145 shares)                                   --         --      1,241           --                       (586)        1,827
Change in net unrealized gain on securities
      available for sale, net of tax                 --         --         --           --          10,649         --        10,649
   Other, net                                        15         19        424           --              --         --           443
-------------------------------------------------------    -------    -------     --------        --------     ------      --------

Balance, December 31, 1995                       16,508    $20,635    $63,630     $194,888        $  1,026     $4,273      $275,906
-------------------------------------------------======    =======    =======     ========        ========     ======      ========

See accompanying notes to consolidated financial statements.

                                                          1995 Annual Report 33

Consolidated Statement of Cash Flows

                                                                                    Years Ended December 31,
                                                                           ---------------------------------------
(in thousands of dollars)                                                       1995           1994           1993
------------------------------------------------------------------------------------------------------------------

Operating Activities
Net income                                                                 $  47,713       $ 40,982       $ 35,103
Adjustments to reconcile net cash provided by operating activities:
   Provision for loan losses                                                   5,003          5,526          6,282
   Provision for depreciation and amortization                                 4,883          5,758          9,090
   Amortization of security premiums and accretion of discounts               (1,194)        (2,104)         1,396
   Provision for deferred income taxes                                           216         (3,248)          (737)
   Net (increase) decrease in mortgage loans held for resale                      --        112,304        (40,274)
   Net (increase) decrease in trading account securities                     (30,670)         8,556        (18,451)
   Securities transactions                                                      (296)          (309)          (871)
   (Increase) decrease in accrued income receivable                             (258)        (3,001)           625
   Increase (decrease) in interest payable                                     1,771          1,862           (609)
   Other                                                                       7,144         (1,913)        (7,245)
------------------------------------------------------------------------------------       --------       --------
      Net cash provided (used) by operating activities                        34,312        164,413        (15,691)
------------------------------------------------------------------------------------       --------       --------

Investing Activities
Net increase in loans                                                       (112,292)      (144,731)      (114,864)
Net proceeds from sales of foreclosed real estate                              4,864          2,977          9,010
Net (increase) decrease in premises and equipment                              3,133         (2,354)        (1,565)
Purchase of assets to be leased                                               (2,979)        (2,664)        (3,266)
Proceeds from sale of securities available for sale                           29,185          2,962         10,952
Proceeds from maturities and prepayments of securities
   available for sale                                                         26,584         50,132         15,173
Purchase of securities available for sale                                    (99,593)       (53,106)      (122,304)
Proceeds from sales of held-to-maturity securities                                --             --          4,994
Proceeds from maturities and prepayments of
   held-to-maturity securities                                                55,049        165,911        181,346
Purchase of held-to-maturity securities                                      (99,805)      (241,361)       (86,088)
Net cash of acquired companies                                                    --             --         13,154
------------------------------------------------------------------------------------       --------       --------
      Net cash used by investing activities                                 (195,854)      (222,234)       (93,458)
------------------------------------------------------------------------------------       --------       --------

Financing Activities
Net increase in deposits                                                     185,335         80,144         65,319
Net increase in short-term borrowings                                         17,613          8,422         31,584
Payments on long-term debt                                                       (32)        (2,582)          (567)
Cash dividends                                                               (17,338)       (14,282)       (11,383)
Purchase of treasury stock                                                    (3,303)            --             --
Reissuance of treasury stock                                                   1,827          1,241          1,391
Other                                                                             --             25            250
------------------------------------------------------------------------------------       --------       --------
      Net cash provided by financing activities                              184,102         72,968         86,594
------------------------------------------------------------------------------------       --------       --------
      Increase (decrease) in cash and cash equivalents                        22,560         15,147        (22,555)
Cash and cash equivalents at beginning of year                               141,547        126,400        148,955
------------------------------------------------------------------------------------       --------       --------
Cash and cash equivalents at end of year                                    $164,107       $141,547       $126,400
----------------------------------------------------------------------------========       ========       ========
See Note 13 for supplemental disclosures.
See accompanying notes to consolidated financial statements.


34 Mark Twain Bancshares, Inc.

Notes to Consolidated Financial Statements


1  Summary of Significant
   Accounting Policies
------------------------------------------------------------------------------
Mark Twain Bancshares, Inc. (the Company) is a multi-bank holding company which, through its subsidiaries, operates 34 banking locations in the St. Louis, Missouri and Kansas City, Missouri metropolitan areas. The Company's subsidiaries provide commercial and retail financial services which include providing financing to small and middle-market businesses, bond and brokerage services, and trust services.

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Basis of Presentation. For purposes of comparability, certain prior year amounts have been reclassified to conform with current year presentation.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany accounts and transactions have been eliminated.

Cash Equivalents. For purposes of the Consolidated Statement of Cash Flows, the Company considers cash and due from banks and federal funds sold and securities purchased under resale agreements as cash and cash equivalents.

Securities. Securities that management has both the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Securities which are purchased with the intent to hold for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy or that may be sold to meet liquidity needs, are classified as securities available for sale. Securities available for sale are carried at fair value, with unrealized gains and losses reflected as a separate component of shareholders' equity, net of tax, until realized. Securities which are purchased with the intent to hold for a short period of time are classified as trading account securities and are carried at fair value, with unrealized gains and losses reflected as adjustments to other income.

Interest and dividends on securities, including the amortization of premiums and accretion of discounts, are reported in interest income using the interest method. Gains and losses on securities are determined on an identified certificate basis.

Mortgage Loans Held for Resale. Prior to December 31, 1994, in its mortgage lending activities, the Company originated and purchased certain loans which were sold in the secondary mortgage market. Mortgage loans held for resale were hedged primarily with forward delivery contracts. Gains and losses from hedging transactions were deferred and included in the cost of the loans until the loans were sold. Mortgage loans held for resale were carried at the lower of aggregate cost or fair value.

Interest and Fees on Loans. Interest on loans is accrued on the basis of the daily amount of principal outstanding. The accrual of interest on loans is discontinued when, in management's judgement, the interest will not be collected in the normal course of business. When a loan is placed on non-accrual status, the accrued interest for the current year is reversed against interest income, and accrued interest from prior years is charged against the allowance for loan losses. Interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated payment performance for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

The Company defers and amortizes all non-refundable loan fees and direct costs of origination over the respective life of the loans as an adjustment to the yield of the related loan.

Allowance for Loan Losses. The allowance for loan losses is increased by the provision for loan losses charged to operating expenses and reduced by net loans charged off. The level of the allowance and the current year provision are based on management's evaluation of potential losses in the loan portfolio, past loan loss experience, and other factors that warrant current recognition in providing an adequate allowance.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense using the straight-line method over the estimated useful lives of the assets.

Foreclosed Real Estate. Foreclosed real estate represents properties acquired through customer loan defaults and is classified as other assets. The real estate is stated at an amount equal to the lesser of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property, or fair value less estimated selling costs of the property. The carrying value of foreclosed real estate at December 31, 1995 and 1994 was $6,099,000 and $10,523,000, respectively.

                                                          1995 Annual Report 35

Intangible Assets. The unamortized amount of intangible assets is included in other assets. The excess of cost over the fair value of net assets acquired for all acquisitions accounted for as purchases is amortized on a straight-line basis over periods ranging from 25 to 40 years from the respective dates of acquisition. The identifiable intangible assets, representing the acquired deposit base premium on all acquisitions accounted for as purchases, are being amortized on a straight-line basis over a period of 5 to 10 years from the respective dates of acquisition.

At December 31, 1995 and 1994, the Company had no capitalized purchased mortgage servicing rights and excess servicing fees. Total amortization expense for purchased mortgage servicing rights and excess servicing fees was $0, $450,000, and $3,983,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

Derivative Financial Instruments. The Company utilizes a limited number of derivative financial instruments as part of its interest rate risk management strategy and in conjunction with its customer service activities. Derivative financial instruments utilized include interest rate swaps, interest rate caps and floors, and foreign forward exchange contracts.

Interest rate swaps are used principally as a tool to manage the interest sensitivity of the Company's balance sheet. These contracts represent an exchange of interest payment streams based on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. The underlying principal balances of the assets or liabilities are not affected. Net settlements are reported as adjustments to interest income or interest expense, as appropriate. The swap agreements are carried on the accrual basis and are not adjusted to fair values in the consolidated financial statements.

Interest rate caps and floors require the seller (for an initial fee) to pay the purchaser, at specified dates, the amount, if any, by which a market interest rate exceeds the agreed-upon cap or falls below the agreed-upon floor, applied to a notional principal amount. Realized gains and losses on positions used in the management of specific asset and liability positions are amortized (including periodic amortization of the premium paid) over the terms of the items hedged as adjustments to interest income or expense. The interest caps and floors are carried on the accrual basis and are not adjusted to fair values in the consolidated financial statements.

The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. Committed exposures include foreign currency denominated deposit accounts and commercial letters of credit. Realized and unrealized gains and losses are deferred and recognized in other income in the same period as the hedged transactions.

See Note 22 for a discussion of the risks associated with derivatives and the Company's policies to monitor such risks.

Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the time of grant or such higher price as may be required under the Internal Revenue Code at the time of grant in the case of a grant to a ten percent shareholder. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

Income Taxes. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share. Primary earnings per share is based on the average number of common shares and common share equivalents outstanding during each year, and elimination of interest and dividends paid on the common share equivalents. Fully diluted earnings per share gives effect to both the increase in the average shares outstanding which would have resulted from conversion of all of the outstanding convertible notes and the elimination of interest paid thereon and the exercise of dilutive stock options as of the beginning of each year.


2 Acquisitions
------------------------------------------------------------------------------
On February 10, 1993, the Company acquired First Shawnee Bancshares, Inc., owner of First National Bank of Shawnee (Shawnee) in Kansas. Shawnee was subsequently renamed Mark Twain Kansas Bank. On August 11, 1993, the Company acquired Parkway Financial, Inc., owner of Parkway Bank (Parkway) in Overland Park, Kansas. On September 13, 1993, Parkway was merged into Mark Twain
Kansas Bank. The acquisitions were accounted for under the pooling-of-interests method of accounting. The financial statements for prior periods were not restated as the transactions were not material to the consolidated financial statements.

On August 12, 1994, the Company acquired C.B. Bancshares, Inc., owner of Century Bank (Century) in St. Louis, Missouri, for 705,110 shares of the Company's common stock. Subsequent to the acquisition, Century was merged into Mark Twain Bank. On November 15, 1994, the Company acquired United Kansas Bank Group, Inc., owner of United Kansas Bank in Merriam, Kansas, for 473,866 shares of the Company's common stock. The acquisitions were accounted for under the pooling-of-interests method of accounting and, accordingly, prior period financial statements were restated. On February 6, 1995, United Kansas Bank was merged into Mark Twain Kansas Bank. On November 6, 1995, Mark Twain Kansas Bank was merged into Mark Twain Kansas City Bank.

36 Mark Twain Bancshares, Inc.

3 Held-to-Maturity Securities
------------------------------------------------------------------------------
The amortized cost and fair value of held-to-maturity securities are as follows:


                                                               December 31, 1995
                                            ----------------------------------------------------
                                            Amortized   Unrealized     Unrealized           Fair
(in thousands of dollars)                        Cost        Gains         Losses          Value
------------------------------------------------------------------------------------------------

Obligations of states
   and political
   subdivisions                              $  2,269       $   14           $ 12       $  2,271
Mortgage-backed
   securities                                 241,339        1,940            682        242,597
Other securities                                  486            1             --            487
-----------------------------------------------------       ------           ----       --------
   Total                                     $244,094       $1,955           $694       $245,355
---------------------------------------------========       ======           ====       ========


                                                               December 31, 1994
                                            ------------------------------------------------------
                                            Amortized   Unrealized       Unrealized           Fair
(in thousands of dollars)                        Cost        Gains           Losses          Value
--------------------------------------------------------------------------------------------------

U.S. Treasuries
   and agencies                              $ 83,294       $  498          $ 2,653       $ 81,139
Obligations of states
   and political
   subdivisions                                10,189          113              189         10,113
Mortgage-backed
   securities                                 259,980          645           12,256        248,369
Other securities                                  495            1               --            496
-----------------------------------------------------       ------          -------       --------
   Total                                     $353,958       $1,257          $15,098       $340,117
---------------------------------------------========       ======          =======       ========

Held-to-maturity securities with a carrying value at December 31, 1995 and 1994, of $78,555,000 and $192,828,000, respectively, were pledged to secure public deposits and short-term borrowings and for other purposes required by law.

The following table summarizes the maturity distribution of the held-to-maturity portfolio at December 31, 1995:


                                             Amortized           Fair
(in thousands of dollars)                         Cost          Value
---------------------------------------------------------------------

Due in one year or less                       $    355       $    359
Due after one year through five years              729            727
Due after five years through ten years           1,090          1,090
Due after ten years                                581            582
------------------------------------------------------       --------
                                                 2,755          2,758
Mortgage-backed securities                     241,339        242,597
------------------------------------------------------       --------
   Total                                      $244,094       $245,355
----------------------------------------------========       ========

There were no sales of held-to-maturity securities during 1995 and 1994. Proceeds from sales of held-to-maturity securities during 1993 were $4,994,000. Gross gains of $256,000 and gross losses of $11,000 were realized on the sales.

4 Securities Available for Sale
------------------------------------------------------------------------------
The amortized cost and fair value of securities available for sale are as follows:


                                                                  December 31, 1995
                                             ------------------------------------------------------
                                             Amortized     Unrealized   Unrealized             Fair
(in thousands of dollars)                         Cost          Gains       Losses            Value
---------------------------------------------------------------------------------------------------

U.S. Treasuries
   and agencies                               $161,549         $2,305       $   68         $163,786
Obligations of states
   and political
   subdivisions                                  2,112             73           10            2,175
Mortgage-backed
   securities                                  272,489          1,405        2,048          271,846
Other securities                                 8,001             --           --            8,001
------------------------------------------------------         ------       ------         --------
   Total                                      $444,151         $3,783       $2,126         $445,808
----------------------------------------------========         ======       ======         ========


                                                                  December 31, 1994
                                             ------------------------------------------------------
                                             Amortized     Unrealized   Unrealized             Fair
(in thousands of dollars)                         Cost          Gains       Losses            Value
---------------------------------------------------------------------------------------------------

U.S. Treasuries
   and agencies                               $ 43,559           $  3      $ 1,345         $ 42,217
Obligations of states
   and political
   subdivisions                                  1,401              5            9            1,397
Mortgage-backed
   securities                                  191,680            482       14,940          177,222
Other securities                                 7,523             --           --            7,523
------------------------------------------------------           ----      -------         --------
   Total                                      $244,163           $490      $16,294         $228,359
----------------------------------------------========           ====      =======         ========

Securities available for sale with a carrying value at December 31, 1995 and 1994, of $189,680,000 and $92,459,000, respectively, were pledged to secure public deposits and short-term borrowings and for other purposes required by law.

The following table summarizes the maturity distribution of the available-for-sale portfolio at December 31, 1995:


                                             Amortized           Fair
(in thousands of dollars)                         Cost          Value
---------------------------------------------------------------------

Due in one year or less                       $ 55,195       $ 55,355
Due after one year through five years          115,853        117,958
Due after five years through ten years             614            649
Due after ten years                                 --             --
------------------------------------------------------       --------
                                               171,662        173,962
Mortgage-backed securities                     272,489        271,846
------------------------------------------------------       --------
   Total                                      $444,151       $445,808
----------------------------------------------========       ========


The following table summarizes the proceeds, gross gains, and gross losses from sales of available-for-sale securities for the years ended December 31, 1995, 1994, and 1993:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------
Proceeds                                       $29,185         $2,962        $10,952
Gross gains                                        302              3            628
Gross losses                                         6              2              2

                                                          1995 Annual Report 37

5 Loans
------------------------------------------------------------------------------
At December 31, 1995 and 1994, loans consisted of the following:


                                              Carrying       Carrying
                                                 Value          Value
(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------

Commercial and industrial                   $  867,899     $  841,498
Real estate construction                       273,197        230,950
Real estate mortgage                           683,593        638,092
Consumer                                       147,250        149,615
------------------------------------------------------     ----------
Loans                                        1,971,939      1,860,155
Less allowance for loan losses                  30,508         28,894
------------------------------------------------------     ----------
   Net loans                                $1,941,431     $1,831,261
--------------------------------------------==========     ==========

Loans are presented net of unearned discount and net deferred loan fees (expenses) of $(162,000) and $832,000 at December 31, 1995 and 1994,
respectively.

During 1995 and 1994, the subsidiary banks made loans to some of the directors and officers of the Company and its significant subsidiaries, as well as to certain related persons, interests or organizations of the directors and executive officers. All such loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans made to other persons. None involved more than normal risk of collectibility or presented other unfavorable features. At December 31, 1995 and 1994, these loans, exclusive of any loans to any such persons for which the aggregate did not exceed $60,000 during the latest year, amounted to approximately $67,726,000 and $59,766,000, respectively. For the year ended December 31, 1995, $21,077,000 in new loans were made, and $13,117,000 represented repayments. At December 31, 1995 and 1994, the Company had advanced $2,169,000 and $2,577,000, respectively, to 23 and 27 officers of the Company or its subsidiaries for the purpose of purchasing shares of stock of the Company.

Transactions in the allowance for loan losses for the years ended December 31, 1995, 1994, and 1993, are as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Balance at beginning of year                   $28,894        $27,012        $25,356
Allowance of acquired banks                         --             --          1,091
Provision for loan losses                        5,003          5,526          6,282
------------------------------------------------------        -------        -------
                                                33,897         32,538         32,729
------------------------------------------------------        -------        -------
Loans charged-off                                4,342          4,768          7,377
Recoveries of loans charged-off                    953          1,124          1,660
------------------------------------------------------        -------        -------
   Net loans charged-off                         3,389          3,644          5,717
------------------------------------------------------        -------        -------
Balance at end of year                         $30,508        $28,894        $27,012
-----------------------------------------------=======        =======        =======

At December 31, 1995, the recorded investment in loans
(all of which are on non-accrual status) that are considered to be impaired under FASB Statement No. 114 as amended by FASB Statement No. 118 was $13,663,000. Included in this amount is $13,387,000 of impaired loans for which the related allowance for loan losses is $2,009,000 and $276,000 of impaired loans that as a result of write-downs do not have an allowance for loan losses. The average recorded investment in impaired loans during the year ended December 31, 1995, was approximately $8,933,000. The interest income that would have been recorded if all non-accrual loans had been current, in accordance with their original terms, amounted to $926,000 for 1995. Interest income, recorded using the cash basis method, for those loans for the year ended December 31, 1995 was insignificant.

At December 31, 1994, subsidiaries of the Company had non-accrual loans of $6,813,000 (all of which would be considered impaired under Statement No. 114, as amended). The interest income that would have been recorded if all these non-accrual loans had been current in accordance with their original terms amounted to $719,000 for 1994. Interest income recorded using the cash basis method for those loans for the year ended December 31, 1994 was insignificant.


6 Premises and Equipment
------------------------------------------------------------------------------
A summary of premises and equipment by classification is as follows:


                                                                     December 31,
                                                              ----------------------
(in thousands of dollars)                                        1995           1994
------------------------------------------------------------------------------------
Land                                                          $ 3,334        $ 3,131
Buildings                                                       9,727         17,496
Leasehold improvements                                         17,510         17,288
Furniture, fixtures and equipment                              20,226         20,303
---------------------------------------------------------------------        -------
   Total cost                                                  50,797         58,218
Less accumulated depreciation and amortization                 30,033         30,308
---------------------------------------------------------------------        -------
   Net carrying value                                         $20,764        $27,910
--------------------------------------------------------------=======        =======

Depreciation and amortization charged to expense amounted to $3,983,000, $4,257,000 and $4,136,000 for the years ended December 31, 1995, 1994 and
1993, respectively.


7 Deposits
------------------------------------------------------------------------------
At December 31, 1995 and 1994, deposits consisted of the following:


                                              Carrying
                                                 Value          Value
(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------

Non-interest bearing demand deposits        $  519,155     $  461,958
Interest bearing demand deposits               234,686        240,290
Savings and money market deposits              664,155        700,258
Time deposits (less than $100,000)             840,948        718,955
Time deposits ($100,000 or greater)            198,448        150,596
------------------------------------------------------     ----------
   Total deposits                           $2,457,392     $2,272,057
--------------------------------------------==========     ==========

38 Mark Twain Bancshares, Inc.

8 Short-term Borrowings
------------------------------------------------------------------------------
Short-term borrowings consist of the following:


                                                             December 31,
                                              --------------------------------------
(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Federal funds purchased and
   securities sold under agreements
   to repurchase                              $163,964       $ 93,174       $124,690
Treasury tax and loan,
   note option accounts                          1,767          2,317          2,358
Commercial paper                                    --          9,455         10,121
Other short-term borrowings                         --         43,172          2,527
------------------------------------------------------       ---------      --------
   Total short-term borrowings                $165,731       $148,118       $139,696
----------------------------------------------========       =========      ========

The Company has available lines of credit of $12,000,000 of which none had been utilized at December 31, 1995. Commitment fees range up to 1/4% for these lines of credit, and they may be withdrawn at any time without prior notice.

The table below presents data concerning federal funds purchased and securities sold under repurchase agreements, which generally mature in less than 30 days:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Amount outstanding at year-end                $163,964       $ 93,174       $124,690
Weighted average interest
   rate at year-end                               5.13%          4.84%          2.54%
Average balances outstanding
   for the year                               $137,771       $149,970       $106,420
Average interest rate for the year                5.31%          3.63%          2.58%
Maximum amount outstanding at
   any month-end during the year              $191,271       $235,867       $141,264


9 Long-term Debt
------------------------------------------------------------------------------
At December 31, 1995 and 1994, long-term debt was as follows:


(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------

Parent Company:
   8-1/2% debentures due 1999                  $11,579        $11,611
   7% convertible subordinated
      capital notes due 1999                     6,911          8,778
------------------------------------------------------        -------
   Total long-term debt                        $18,490        $20,389
-----------------------------------------------=======        =======

The 8-1/2% debentures due 1999 were issued on February 27, 1987. On January 16, 1996, the Company instructed the trustee to call the debentures for redemption at a premium over par of 1%, effective March 1, 1996. The debentures are redeemable by the holders in accordance with certain limitations beginning March 1, 1989, at 100% of the principal amount.

The 7% convertible subordinated capital notes due in 1999, issued on June 23, 1987, are convertible into the Company's common stock at a conversion price of $15.889 per share. The notes are redeemable with certain limitations by the holders and by the Company beginning June 1, 1988, at a premium over par declining from 7% (0% as of December 31, 1995). At maturity, noteholders will receive common stock or cash to the extent that qualified funds are available. During 1995, 1994, and 1993, the noteholders converted notes into 117,467, 108,530 shares, and 224,067 shares of common stock, respectively.

Scheduled maturities for the borrowed funds as of December 31, 1995, are:
1996 - $11,579,000 and 1999 - $6,911,000, after giving effect to the announced March 1, 1996 call of the 812% debentures.


10 Income Taxes
------------------------------------------------------------------------------
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995, 1994, and 1993 are as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Deferred tax assets:
   Reserve for loan losses                     $11,709        $10,672        $10,047
   Tax effect of FASB
      No. 115 Allowance                             --          6,181             --
   Pension obligation                            2,194          2,013          1,945
   Tax over book basis of
      premises and equipment                       672          1,132          1,840
   Tax over book basis of
      foreclosed real estate                       560            573            464
   Deferred gain on sale/leaseback                 336            410            430
   Deferred loan fees                               --            484            624
------------------------------------------------------        -------        -------
      Total deferred tax assets                 15,471         21,465         15,350
------------------------------------------------------        -------        -------

Deferred tax liabilities:
   Purchased servicing rights                       --             --          1,083
   Lease financing transactions                  1,146          1,644          3,245
   Tax effect of FASB
      No. 115 Allowance                            631             --            647
   Book over tax basis of
      partnership investments                       --            418            316
   Discount accretion                              444            293            189
   Others, net                                   1,368            553          1,289
------------------------------------------------------        -------        -------
      Total deferred tax liabilities             3,589          2,908          6,769
------------------------------------------------------        -------        -------
         Net deferred tax asset                $11,882        $18,557        $ 8,581
-----------------------------------------------=======        =======        =======

                                                          1995 Annual Report 39

Applicable income taxes (benefits) for the years ended December 31, 1995, 1994, and 1993, including the tax effect of securities transactions of $103,000, $108,000 and $320,000, respectively, are as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Current (Federal and State)                    $25,573        $25,979        $19,431
Deferred                                           216         (3,248)          (737)
------------------------------------------------------        -------        -------
   Total applicable income taxes               $25,789        $22,731        $18,694
-----------------------------------------------=======        =======        =======


The total tax differs from that computed by applying the U.S. Federal income tax rate of 35% to income before taxes. A reconciliation of these differences is as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Computed expected
   Federal tax expense                         $25,726        $22,299        $18,830
Increase (decrease) in Federal
   taxes resulting from:
      State income taxes (net of
         Federal income tax benefit)               608          1,841          1,608
      Tax-exempt interest                         (825)          (870)        (1,098)
      Low-income housing tax credit               (806)        (1,095)          (869)
      Disallowed expenses                          548            971            689
      Proceeds from life insurance                  --             --           (175)
      Change in statutory rate                      --             --           (233)
      Other, net                                   538           (415)           (58)
------------------------------------------------------        -------        -------
   Total applicable income taxes               $25,789        $22,731        $18,694
-----------------------------------------------=======        =======        =======


11 Shareholders' Equity
------------------------------------------------------------------------------
At December 31, 1995, there were 434,955 shares of common stock reserved for issuance upon conversion of the 7% convertible subordinated notes.

On May 6, 1993, the shareholders of the Company approved increasing the number of authorized shares of common stock from 14,000,000 to 30,000,000 shares.


12 Restrictions on Cash
   and Due From Banks
------------------------------------------------------------------------------
At December 31, 1995, $49,032,000 in cash and due from banks were the balances maintained in accordance with the guidelines as set forth by the Federal Reserve Bank to maintain certain average reserve balances.

13 Supplemental Disclosures for the
   Consolidated Statement of Cash Flows
------------------------------------------------------------------------------
Supplemental disclosures of noncash investing and financing activities, and additional disclosures, are as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Conversion of 7% convertible
 subordinated notes into
 common stock                                 $  1,866        $ 1,723       $  3,559
Held-to-maturity securities
 transferred to securities
 available for sale                            184,801             --        106,715
Securities available for sale
 transferred to held-to-maturity
 securities                                     29,378             --             --
Transfer from loans to foreclosed
 real estate                                     1,940          2,386          7,431
Additional disclosures:
 Interest paid                                  93,161         68,732         64,081
 Income taxes paid                              27,370         26,232         17,129

In December 1995, the Financial Accounting Standards Board issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," which allowed all entities a one-time opportunity to reconsider the classification of securities. Accordingly, the Company reclassified certain securities during December 1995 between held-to-maturity securities and securities available for sale.

During 1993, certain securities were reclassified from held-to-maturity securities to securities available for sale. These reclassifications were made as a result of management no longer having the positive intent to hold these securities to maturity.


14 Restrictions on Subsidiary Dividends
------------------------------------------------------------------------------
Subsidiary bank dividends are the principal source of funds for payment of dividends by the Company to its shareholders. The payment of dividends by the banks, all of which are state-chartered, are subject to regulation by the Federal Deposit Insurance Corporation and the states of Missouri, Kansas and Illinois. These payments are not restricted as to the amount of dividends that can be paid, other than what prudent and sound banking principles permit and what must be retained to meet minimum legal capital requirements. Accordingly, approximately $104,870,000 could be paid at December 31, 1995, without prior regulatory approval.

Extensions of credit by subsidiaries to the Company are permitted by regulatory authorities but are limited in amount and subject to collateral requirement. At December 31, 1995, approximately $19,290,000 would have been available under Federal Reserve guidelines.

40 Mark Twain Bancshares, Inc.

15 Stock Option Plans
------------------------------------------------------------------------------
Under the 1995, 1992, and 1983 Incentive Stock Option Plans, 900,000,
675,000, and 450,000 shares of common stock, respectively, were available for grant to officers and key employees. Options are granted at fair market value at the date of grant for a term of five to 10 years.

The following table summarizes option activity during 1995, 1994, and 1993:


                                      Number of Shares        Option Price per Share
------------------------------------------------------------------------------------

Outstanding-January 1, 1993                    464,100               $7.583-$18.333
 Granted                                       220,500               $22.333-$24.567
 Cancelled                                      (6,000)              $16.667-$22.333
 Exercised                                    (116,363)              $7.583-$18.333
------------------------------------------------------               ---------------
Outstanding-December 31, 1993                  562,237               $7.583-$24.567
 Granted                                       220,700               $25.250-$27.775
 Cancelled                                      (7,350)              $7.583-$22.333
 Exercised                                     (75,223)              $7.583-$22.333
------------------------------------------------------               ---------------
Outstanding-December 31, 1994                  700,364               $7.583-$27.775
 Granted                                       244,500               $27.500-$30.250
 Exercised                                    (127,723)              $7.583-$22.333
------------------------------------------------------               --------------
Outstanding-December 31, 1995                  817,141               $7.583-$30.250
----------------------------------------------========               ===============

At December 31, 1995, options representing 254,298 shares were exercisable.


16 Net Trading Revenue
------------------------------------------------------------------------------
The Company's securities trading activities involve secondary marketing in several financial markets. Trading revenue is earned on an as agent or principal basis in executing transactions for customers. The Company maintains a trading account in which it takes positions, primarily to provide a resource for institutional and retail activity to fill customers' investment needs. In addition, the Company maintains trading accounts in which it takes positions in the bond and equity markets based on expectations of future market conditions. Trading revenue results from combined portfolios of instruments that are managed on an aggregate basis. The following table summarizes the components of net trading revenue for the years ended December 31, 1995 and 1994.


(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------

Mortgage-backed securities                     $ 4,105         $3,437
U.S. Treasury and agency securities              1,675          1,796
Foreign securities                               3,314          1,239
Corporate debt securities                          379            406
Corporate equity securities                      2,091           (408)
State and political subdivision securities         608            550
Other                                              106            344
------------------------------------------------------         ------
   Total net trading revenue                   $12,278         $7,364
-----------------------------------------------=======         ======

For the years ended December 31, 1995 and 1994, change in net unrealized holding gains (losses) on trading account securities included in net trading revenue was $2,267,000 and $(307,000), respectively.


17 Retirement Plans
------------------------------------------------------------------------------
The Company maintains both qualified and non-qualified non-contributory pension plans that cover substantially all employees who meet certain age and service requirements. The Company does not provide any other post-retirement benefits.

The qualified plan was established in 1989 and provides pension benefits based on the employee's length of service and compensation levels. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards but not more than is tax deductible. In 1995, 1994, and 1993, $1,600,000, $1,600,000, and $1,250,000, respectively, was contributed to the plan.

The non-qualified plan provides pension benefits to certain employees of the Company, which would have been provided under the qualified plan in the absence of limits placed on qualified plan benefits by the Internal Revenue Service. The Company's funding policy has been to fund benefits as they are paid. In 1993, the Company also purchased life insurance policies (Company as beneficiary) with a face value of $19,500,000 as a method to partially finance benefits under this plan. The cash surrender value of these policies was $1,176,000 and $714,000 at December 31, 1995 and 1994. Contributions under the non-qualified plan were not material for the three years in the period ended December 31, 1995.

At December 31, 1995, 1994, and 1993, the qualified plan's assets were invested in the Arrow Equity Portfolio and Fixed Income Portfolio mutual funds (formerly the Mark Twain Equity Portfolio and Fixed Income Portfolio mutual funds) managed by the Company's Trust Division, and in 26,666, 22,250 and 20,454 shares of common stock of the Company, respectively.

The net periodic pension expense included in the consolidated statement of income is summarized as follows:


(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Service cost-benefits earned
   during the year                              $  956         $  891         $  719
Interest cost on projected
   benefit obligation                            1,409          1,178          1,066
Net amortization and deferral                    2,039           (154)           203
Actual return on assets                         (2,092)           236           (166)
------------------------------------------------------         ------         ------
   Total                                        $2,312         $2,151         $1,822
------------------------------------------------======         ======         ======

                                                          1995 Annual Report 41

The following table sets forth the plans' statuses and amounts recognized in the consolidated balance sheet:


                                                     December 31,
                                               ----------------------
(in thousands of dollars)                         1995           1994
---------------------------------------------------------------------

Actuarial present value of:
   Vested benefit obligation                   $15,792        $12,033
-----------------------------------------------=======        =======
   Accumulated benefit obligation              $16,338        $12,444
-----------------------------------------------=======        =======
   Projected benefit obligation                $21,778        $16,316
Plan assets at fair value                      (10,065)        (6,540)
------------------------------------------------------        -------
   Projected benefit obligation in
   excess of plan assets                        11,713          9,776
Unrecognized net transition obligation          (3,157)        (3,600)
Unrecognized net gain (loss)                    (2,756)          (838)
------------------------------------------------------        -------
   Accrued pension liability                   $ 5,800        $ 5,338
-----------------------------------------------=======        =======


Assumptions used in the actuarial present value determinations were as follows:


                                                  1995           1994           1993
------------------------------------------------------------------------------------

Discount rate in determining
   benefit obligations                            7.50%          8.00%          7.50%
Rate of increase in compensation levels           4.50%          4.50%          5.00%
Expected long-term rate on assets                 8.50%          8.50%          8.50%


18 Other Income and Expenses
------------------------------------------------------------------------------
A summary of the components of other income and other expenses exceeding one percent of revenues in any of the years presented is as follows:


                                                      Years Ended December 31,
                                               -------------------------------------
(in thousands of dollars)                         1995           1994           1993
------------------------------------------------------------------------------------

Bond Division revenue                          $11,903         $8,897         $9,227
Trust Division revenue                           6,364          6,084          5,430
Brokerage revenue                                4,215          5,174          5,757
Mortgage Division revenue                           --          2,178          8,143
FDIC premiums                                    2,558          4,833          4,882
Data processing expense                          4,461          4,764          4,079
Amortization expense                               900          1,501          4,829
Legal fees                                       1,003          1,287          2,153
Loan and collection expense                        525            876          2,498
Charitable contributions                         3,057            713            705
Net losses and expenses on
   foreclosed real estate                          756            701          1,316


19 Leases
------------------------------------------------------------------------------
Commitments for leased banking and other premises and equipment expire or may be terminated at various dates through the year 2073. The future minimum annual rentals required under noncancelable leases, all of which are operating leases, having terms in excess of one year as of December 31, 1995, are as follows:


(in thousands of dollars)
------------------------------------------------------

1996                                           $ 5,316
1997                                             5,101
1998                                             4,561
1999                                             4,476
2000                                             3,532
Thereafter to 2073                              15,696

Certain leases are renewable at the Company's option for varying extended terms at renewal rates relating to the then fair value of the item. The total rent expense for equipment, bank premises, and other property was $6,258,000, $6,473,000, and $6,174,000 for the years ended December 31, 1995, 1994, and
1993, respectively.


20 Legal Proceedings
------------------------------------------------------------------------------
The Company and its subsidiaries are parties to a number of lawsuits, most of which are considered routine litigation incidental to doing business. The Company, after consultation with legal counsel, does not expect the outcome of any litigation to have a material effect on its consolidated financial position.


21 Fair Value of Financial Instruments
------------------------------------------------------------------------------
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and due from banks and federal funds sold and securities purchased under resale agreements approximate those assets' fair values.

Held-to-maturity securities: Fair values for held-to-maturity securities are based on quoted market prices, where available.
If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

42 Mark Twain Bancshares, Inc.

Trading account and available-for-sale securities: Fair values for the Company's trading account and available-for-sale securities, which are also the amounts recognized in the consolidated balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, prime home equity loans, and credit card loans were based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for other loans (e.g., commercial real estate, real estate construction, real estate, mortgage loans, and commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values of demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit and money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term borrowings: The fair values of the Company's fixed-rate long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to extend credit and letters of credit: Fair values for the Company's loan commitments and letters of credit are based upon fees currently charged to enter into similar agreements.

Interest rate swaps, interest rate caps and floors, and foreign exchange contracts: The fair value of interest rate swaps, interest rate caps and floors, and foreign exchange contracts is estimated, using quoted market prices or dealer quotes, as the amount that the Company would receive or pay to execute a new agreement with terms identical to those remaining on the current agreements, considering current interest and exchange rates and the current creditworthiness of the counterparties.

The estimated fair values of the Company's financial instruments as of December 31, 1995 and 1994, are summarized in the following table:


                                                                                     1995                         1994
                                                                          -------------------------     -------------------------
                                                                           Carrying/      Estimated      Carrying/      Estimated
(in thousands of dollars)                                             Contract Value     Fair Value Contract Value     Fair Value
---------------------------------------------------------------------------------------------------------------------------------

Financial Assets
Cash and due from banks                                                   $  156,207     $  156,207     $  139,947     $  139,947
Interest bearing deposits with banks                                              --             --             54             54
Federal funds sold and securities purchased under resale agreements            7,900          7,900          1,600          1,600
Trading account securities                                                    63,579         63,579         32,909         32,909
Securities available for sale                                                445,808        445,808        228,359        228,359
Held-to-maturity securities                                                  244,094        245,355        353,958        340,117
Loans, net of allowance                                                    1,941,431      1,995,038      1,831,261      1,784,326

Financial Liabilities
Deposits                                                                  $2,457,392     $2,493,275     $2,272,057     $2,235,472
Short-term borrowings                                                        165,731        165,731        148,118        148,118
Long-term debt                                                                18,490         18,872         20,389         19,190
Foreign currency contracts                                                   137,272        135,993         74,774         75,023

Unrecognized Financial Instruments<F*>
Commitments to extend credit                                              $      314     $      314     $      269     $      269
Commercial letters of credit                                                       3              3              5              5
Standby letters of credit                                                        291            291            342            342
Interest rate swaps                                                                8          1,006             --             --
Interest rate caps and floors                                                    258            928             --             --

<F*>The amounts shown under "carrying amount" represent accruals or deferred fees arising from those unrecognized financial instruments.

                                                          1995 Annual Report 43

22 Off-Balance Sheet Risk
------------------------------------------------------------------------------
In the normal course of business, the Company utilizes a variety of off-balance sheet financial instruments to service the financial needs of its customers and as part of its interest rate risk management strategy. These instruments involve varying degrees of risk in excess of the amount recognized in the Company's balance sheet as either an asset or liability. As such, the contractual or notional amounts of these instruments may or may not be an appropriate indicator of the credit or market risk associated with these instruments.

The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures.

The Company issues loan commitments, commercial letters of credit, and standby letters of credit. For these instruments, the contractual amount represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contract. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts do not represent future credit exposure or liquidity requirements.

Commercial and standby letters of credit are subject to the same credit policies and underwriting standards used when making loans or extending loan commitments. The amount of collateral obtained is based on management's credit evaluation of the customer and generally consists of securities, receivables, inventory, fixed assets, and deeds of trust.

Interest rates, in the event of funding these commitments, are predominantly based on floating rates or prevailing market rates at the time of funding. Substantially all of the loan commitments and standby letters of credit expire within one year unless renewed by the Company.

The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. Committed exposures include foreign currency denominated deposit accounts and commercial letters of credit. The risks inherent in these contracts are the potential inability of a counterparty to meet the terms of each contract and the risk associated with changes in the market values of the underlying contracts. The contractual amounts of these instruments greatly exceed the possible loss that could arise from counterparty default or changes in currency rates. The Company does not engage in speculation. The Company's foreign exchange contracts do not subject the Company to significant risk due to exchange rate movements because gains and losses on these contracts offset gains or losses on the liabilities and transactions being hedged. The exposure to credit loss for foreign exchange contracts can be estimated by calculating the cost to replace all profitable outstanding contracts at current market rates. At December 31, 1995 and 1994, the Company's exposure to credit loss from commitments to purchase and sell foreign exchange contracts was $1,006,000 and $588,000, respectively.

The Company enters into interest rate swap and interest rate cap and floor contracts as part of its interest rate risk management strategy. These contracts involve the exchange of interest payments without the exchange of the underlying notional amount on which the interest payments are calculated. The notional amounts do not represent direct credit risk exposures. The Company's direct credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction, which is generally netted and paid quarterly, and the ability of the counterparty to perform its payment obligation under the contract. The Company has very strict policies governing such contracts, including the evaluation of the creditworthiness of the counterparties and the inclusion of collateral arrangements within the contracts to minimize credit risk. The methods used to determine counterparties are formally reviewed and approved annually. At December 31, 1995, there were no past due payments related to the interest rate contracts.

The following table summarizes the contractual amounts of the Company's off-balance sheet financial instruments as of December 31, 1995 and 1994, as defined under FASB Statement No. 119.


(in thousands of dollars)                                        1995           1994
------------------------------------------------------------------------------------

Financial instruments, the maximum
   credit risk of which is represented by
   contract amount:
      Commitments to extend credit                           $502,443       $430,277
      Commercial letters of credit                              2,058          4,086
      Standby letters of credit                                83,174         75,545
Financial instruments, the credit risk of
   which is represented by other than
   contract amounts:
      Foreign forward exchange contracts                      137,272         74,774
      Interest rate swaps                                      50,000             --
      Interest rate caps and floors                           115,000             --

44 Mark Twain Bancshares, Inc.

23 Condensed Financial Information-Parent Company Only
-----------------------------------------------------------------



Condensed Balance Sheet

                                                                    December 31,
                                                             -----------------------
(in thousands of dollars)                                        1995           1994
------------------------------------------------------------------------------------

Assets

Cash                                                         $  6,828       $     94
Securities available for sale                                   2,505          2,161
Trading account securities                                      6,441          5,043
Receivables from non-banking subsidiaries                         299          5,501
Investment in subsidiaries representing the
   Company's equity in underlying assets:
      Bank subsidiaries                                       272,416        244,373
      Other subsidiaries                                        1,981          2,911
Premises and equipment, less accumulated
   depreciation and amortization of $2,558
   and $2,311, respectively                                       582            705
Excess of cost over equity in underlying net
   assets of subsidiary banks at dates of
   acquisition, less accumulated amortization
   of $2,430 and $2,304, respectively                           3,836          3,980
Other assets                                                    7,677          6,539
---------------------------------------------------------------------       --------
      Total assets                                           $302,565       $271,307
-------------------------------------------------------------========       ========

Liabilities

Payable to subsidiaries                                      $     --       $     46
Short-term borrowings                                              --         10,365
Other liabilities                                               8,169          6,458
Long-term debt                                                 18,490         20,389
---------------------------------------------------------------------       --------
      Total liabilities                                        26,659         37,258
---------------------------------------------------------------------       --------
Shareholders' Equity

Common stock                                                   20,635         20,469
Surplus                                                        63,630         60,246
Undivided profits                                             194,888        164,513
Net unrealized gains (losses) on
   securities available for sale                                1,026         (9,623)
---------------------------------------------------------------------       --------
                                                              280,179        235,605
Less common treasury stock at cost                              4,273          1,556
---------------------------------------------------------------------       --------
      Total shareholders' equity                              275,906        234,049
---------------------------------------------------------------------       --------
      Total liabilities and shareholders' equity             $302,565       $271,307
-------------------------------------------------------------========       ========


Condensed Statement of Income

                                                                     Years Ended December 31,
                                                              -------------------------------------
(in thousands of dollars)                                        1995           1994           1993
---------------------------------------------------------------------------------------------------

Revenues

Revenues from subsidiaries:
   Dividends from bank and
      non-bank subsidiaries                                   $32,585        $22,314        $13,709
   Service fees                                                 8,856          6,950          6,223
   Other income                                                   228            425            506
Other interest income                                             523            415            256
Other                                                           2,181           (268)            28
---------------------------------------------------------------------        -------        -------
      Total revenue                                            44,373         29,836         20,722
---------------------------------------------------------------------        -------        -------

Expenses

Interest on short-term borrowings                                 269            481            345
Interest on long-term debt                                      1,512          1,773          1,912
Salaries and benefits                                           7,176          5,673          4,637
Occupancy expense                                                 547            472            474
Furniture and equipment expense                                   275            286            272
Other                                                           3,348          3,645          3,564
---------------------------------------------------------------------        -------        -------
      Total expenses                                           13,127         12,330         11,204
---------------------------------------------------------------------        -------        -------

Income before income tax benefit
   and equity in undistributed
   earnings of subsidiaries                                    31,246         17,506          9,518
Income tax benefit                                                  5          1,928            652
---------------------------------------------------------------------        -------        -------

Income before equity in undistri-
   buted earnings of subsidiaries                              31,251         19,434         10,170
Equity in undistributed earnings
   of subsidiaries:
      Bank subsidiaries                                        17,390         21,476         25,267
      Non-bank subsidiaries                                     (928)             72          (334)
---------------------------------------------------------------------        -------        -------
      Net income                                              $47,713        $40,982        $35,103
--------------------------------------------------------------=======        =======        =======

                                                          1995 Annual Report 45

Condensed Statement of Cash Flows

                                                                     Years Ended December 31,
                                                              -------------------------------------
(in thousands of dollars)                                        1995           1994           1993
---------------------------------------------------------------------------------------------------

Operating Activities
Net income                                                    $47,713        $40,982        $35,103
Adjustments to reconcile net cash
   provided by operating activities:
      Equity in undistributed earnings
         of subsidiaries                                      (16,462)       (21,548)       (24,933)
      Trading account securities                               (1,398)        (5,043)            --
      Other                                                       856            107          5,368
---------------------------------------------------------------------        -------        -------
      Net cash provided by
         operating activities                                  30,709         14,498         15,538
---------------------------------------------------------------------        -------        -------

Investing Activities

Investment in subsidiaries                                          2           (106)       (10,277)
Net decrease in loans                                           5,414          1,136          1,059
Other                                                            (180)         1,921           (146)
---------------------------------------------------------------------        -------        -------
      Net cash provided (used)
         by investing activities                                5,236          2,951         (9,364)
---------------------------------------------------------------------        -------        -------

Financing Activities

Increase (decrease) in borrowings                             (10,365)        (2,276)         4,074
Payments on long-term debt                                        (32)        (2,307)          (539)
Cash dividends                                                (17,338)       (14,282)       (11,383)
Purchase of treasury stock                                     (3,303)            --             --
Reissuance of treasury stock                                    1,827          1,241          1,391
Other                                                              --             27            250
---------------------------------------------------------------------        -------        -------
      Net cash used by
         financing activities                                 (29,211)       (17,597)        (6,207)
---------------------------------------------------------------------        -------        -------
Increase (decrease) in cash
   and cash equivalents                                         6,734           (148)           (33)
Cash and cash equivalents
   at beginning of year                                            94            242            275
---------------------------------------------------------------------        -------        -------
Cash and cash equivalents
   at end of year                                             $ 6,828        $    94        $   242
--------------------------------------------------------------=======        =======        =======


24 Summary of Quarterly Financial
   Information (Unaudited)
------------------------------------------------------------------------------
The following is a summary of quarterly operating results for the years ended December 31, 1995 and 1994:


(in thousands of dollars,                        First         Second          Third         Fourth
except per share data)                         Quarter        Quarter        Quarter        Quarter
---------------------------------------------------------------------------------------------------

1995

Interest income                                $53,779        $56,170        $56,700        $56,504
Interest expense                                21,759         24,023         24,517         24,633
------------------------------------------------------        -------        -------        -------
   Net interest income                          32,040         32,147         32,183         31,871
------------------------------------------------------        -------        -------        -------
Provision for loan losses                        1,332          1,299            713          1,659
Securities transactions                             46             --             --            250
Net income                                     $11,368        $11,625        $12,223        $12,497
Net income per share:
   Primary                                     $  0.70        $  0.72        $  0.75        $  0.76
   Fully diluted                               $  0.68        $  0.70        $  0.73        $  0.74

1994

Interest income                                $46,018        $47,655        $48,709        $52,231
Interest expense                                16,270         16,892         17,633         19,797
------------------------------------------------------        -------        -------        -------
   Net interest income                          29,748         30,763         31,076         32,434
------------------------------------------------------        -------        -------        -------
Provision for loan losses                        1,422          2,037          1,040          1,027
Securities transactions                             --            309             --             --
Net income                                     $ 9,574        $ 9,918        $10,370        $11,120
Net income per share:
   Primary                                     $  0.60        $  0.62        $  0.64        $  0.69
   Fully diluted                               $  0.58        $  0.60        $  0.63        $  0.67

46 Mark Twain Bancshares, Inc.