Form 10-K405, Exhibit 13
period 1996-12-31
MARK TWAIN BANCSHARES INC/MO
filed 1997-02-20
CIK 100307

Annual Report 1996
Mark Twain Bancshares, Inc.

Operational Highlights

                                                        1996                    1995                % Change
------------------------------------------------------------------------------------------------------------
Financial Highlights

Net Income (in thousands)                           $ 53,268                $ 47,713                  +11.6%

Net Interest Income (in thousands)                  $127,721                $128,241                  - 0.4%

Return on Average Assets                                1.79%                   1.72%                    --

Return on Realized Shareholders' Equity                18.66%                  18.41%                    --

Total Assets (in millions)                          $3,133.3                $2,968.2                  + 5.6%

Loans (in millions)                                 $2,177.9                $1,971.9                  +10.4%

Total Deposits (in millions)                        $2,594.9                $2,457.4                  + 5.6%

Total Shareholders' Equity (in millions)            $  311.6                $  275.9                  +12.9%


Per Share Data

Primary Earnings                                    $   3.23                $   2.93                  +10.2%

Fully Diluted Earnings                              $   3.18                $   2.85                  +11.6%

Dividends Paid                                      $   1.24                $   1.08                  +14.8%

Book Value, Fully Diluted                           $  18.66                $  17.05                  + 9.4%

Market Price December 31                            $  48.75                $  38.75                  +25.8%

What's inside
------------------------------------------------------------

Financial Highlights                                       1

Management's Discussion & Analysis                         2

Statement by Management and
Report of Independent Auditors                            15

Consolidated Balance Sheet                                16

Consolidated Statement of Income                          17

Consolidated Statement of
Changes in Shareholders' Equity                           18

Consolidated Statement of
Cash Flows                                                19

Notes to Consolidated
Financial Statements                                      20

Shareholder Interests,
Board of Directors and
Executive Officers                                        33

Financial Highlights

                                                                                    Years Ended December 31,
                                                              ----------------------------------------------------------------
(in thousands of dollars, except per share data)                    1996         1995          1994         1993          1992
------------------------------------------------------------------------------------------------------------------------------
Interest income, fully tax equivalent<F1>                     $  230,830   $  224,361    $  195,959   $  177,079    $  178,954
Interest expense                                                 101,920       94,932        70,592       63,896        79,195
------------------------------------------------------------------------   ----------    ----------   ----------    ----------
Net interest income, fully tax equivalent                        128,910      129,429       125,367      113,183        99,759
Provision for loan losses                                          2,002        5,003         5,526        6,282         8,687
------------------------------------------------------------------------   ----------    ----------   ----------    ----------
Net interest income after provision for loan losses              126,908      124,426       119,841      106,901        91,072
Non-interest income                                               39,807       36,786        35,500       43,996        37,090
Non-interest expense                                              81,812       86,522        90,282       95,649        84,040
------------------------------------------------------------------------   ----------    ----------   ----------    ----------
Income before taxes                                               84,903       74,690        65,059       55,248        44,122
Taxable equivalent adjustment<F1>                                  1,189        1,188         1,346        1,451         1,687
Applicable income taxes                                           30,446       25,789        22,731       18,694        14,092
------------------------------------------------------------------------   ----------    ----------   ----------    ----------
Net income                                                    $   53,268   $   47,713    $   40,982   $   35,103    $   28,343
--------------------------------------------------------------==========   ==========    ==========   ==========    ==========

<F1> The taxable equivalent adjustments are calculated using the federal statutory tax rate of 35% for 1996, 1995, 1994 and 1993, and 34% for 1992.

Per Share Data

Primary earnings                                              $     3.23   $     2.93    $     2.54   $     2.24    $     1.91
Fully diluted earnings                                        $     3.18   $     2.85    $     2.48   $     2.17    $     1.84
Common dividends declared                                     $     1.24   $     1.08    $     0.96   $     0.81    $     0.68
Common dividend payout ratio                                       38.39%       36.86%        37.80%       36.17%        35.52%
Book value                                                    $    18.68   $    17.09    $    14.65   $    13.63    $    12.20
Fully diluted book value                                      $    18.66   $    17.05    $    14.68   $    13.71    $    12.39

Averages for the Year

Total assets                                                  $2,971,225   $2,766,634    $2,645,508   $2,484,696    $2,341,473
Earning assets                                                 2,784,222    2,571,745     2,460,554    2,289,298     2,168,834
Total loans                                                    2,031,127    1,916,374     1,748,639    1,626,068     1,563,903
Total deposits                                                 2,381,533    2,282,771     2,199,501    2,089,102     1,989,108
Long-term debt                                                     5,175       19,666        23,144       26,358        28,613
Shareholders' equity                                             282,777      255,433       223,972      197,401       167,556
Net interest margin                                                 4.63%        5.03%         5.10%        4.94%         4.60%

At December 31

Total assets                                                  $3,133,265   $2,968,231    $2,688,716   $2,595,451    $2,376,312
Earning assets                                                 2,916,083    2,731,663     2,492,839    2,407,669     2,167,852
Total loans                                                    2,177,915    1,971,939     1,860,155    1,716,394     1,541,083
Total deposits                                                 2,594,912    2,457,392     2,272,057    2,191,913     2,034,404
Long-term debt                                                     2,036       18,490        20,389       24,696        28,822
Shareholders' equity                                             311,624      275,906       234,049      214,994       179,046

Return on Average

Total assets                                                        1.79%        1.72%         1.55%        1.41%         1.21%
Shareholders' equity                                               18.84%       18.68%        18.30%       17.78%        16.92%
Realized shareholders' equity                                      18.66%       18.41%        17.93%       17.78%        16.92%

Selected Ratios

Average shareholders' equity to:
 Assets                                                             9.52%        9.23%         8.47%        7.94%         7.16%
 Loans                                                             13.92%       13.33%        12.81%       12.14%        10.71%
Period-end shareholders' equity to:
 Assets                                                             9.95%        9.30%         8.70%        8.28%         7.53%
 Loans                                                             14.31%       13.99%        12.58%       12.53%        11.62%
Long-term debt to shareholders' equity                              0.65%        6.70%         8.71%       11.49%        16.10%
Efficiency ratio                                                   48.56%       52.15%        56.23%       61.19%        62.03%

                                                       Annual Report 1996    1

Management's Discussion & Analysis

Income Statement Analysis
------------------------------------------------------------------------------

Earnings Summary

Mark Twain Bancshares, Inc. reported record earnings for 1996 with consolidated net income of $53.3 million, an increase of 11.6% over 1995 earnings of $47.7 million. Primary earnings per share were $3.23 compared to $2.93 in 1995, an increase of 10.2%. Fully diluted earnings per share were $3.18, an 11.6% increase over the $2.85 earned in 1995. Net income has grown at a compound rate of 21.2% over the last five years. Fully diluted earnings per share have grown 17.3% on a compound basis over the same period.

Return on assets for 1996 was 1.79% compared to 1.72% for 1995 and 1.55% for 1994. Return on realized shareholders' equity was 18.66% for the year compared to 18.41% for 1995 and 17.93% for 1994.

Net interest income, on a fully tax equivalent basis, decreased to $128.9 million for 1996 compared to $129.4 million for 1995. Net interest margin for the year was 4.63% compared to 5.03% for 1995 and 5.10% for 1994. Average earning assets increased 8.3% in 1996 compared to increases of 4.5% in 1995 and 7.5% in 1994.

The provision for loan losses was less than the prior year due to lower net charge-offs and consistent asset quality. The allowance for loan losses as a percentage of loans was 1.55% at December 31, 1996, the same level of loans as at year-end 1995 and 1994. Net charge-offs as a percentage of average loans decreased to 0.06% in 1996 compared to 0.18% in 1995 and 0.21% in 1994. The percentage of non-performing assets to loans plus foreclosed real estate was 0.58% at December 31, 1996 compared to 1.00% at year-end 1995 and 0.95% at year-end 1994.

Non-interest income increased 8.2% in 1996 following a 3.6% increase in 1995 and a decrease of 19.3% in 1994. The increase in 1996 resulted from a 17.1% increase in service charges on deposit accounts and an increase of 10.7% in revenues from the Company's fee income divisions. The increase for 1995 was primarily due to increased revenue from the Company's Bond Division and appreciation in the Company's proprietary trading account. This followed 1994 when the decrease in non-interest income was due to the Company's decision to curtail its Mortgage Division as a line of business and Bond and Brokerage revenues fell below expectations due to market conditions. See "Non-Interest Income" for further discussion.

Non-interest expenses decreased 5.4% in 1996 following a decrease of 4.2% in 1995 and a decrease of 5.6% in 1994. The Company's efficiency ratio for 1996 was 48.56% compared to 52.15% in 1995 and 56.23% in 1994. Other operating expenses decreased $6.2 million or 23.9% in 1996 compared to a decrease of 10.4% in 1995 and 14.6% in 1994. For 1996, the Company's FDIC insurance premiums decreased $2.6 million following the $2.3 million decrease experienced in 1995. In addition, charitable contributions decreased $2.0 million in 1996 due to a non-recurring charitable contribution of foreclosed property made in the fourth quarter of 1995. While increasing non-interest expense by $2.1 million in 1995, the effect of the transaction on net income was zero due to a combination of tax credits and tax deductions associated with the donation. The changes for 1994 primarily reflect expenses directly associated with the change in revenues in the fee-based divisions. See "Non-Interest Expense" for further discussion.

Net Interest Income

Tax equivalent net interest income declined $519 thousand or 0.4% in 1996 compared to increases of 3.2% in 1995 and 10.8% in 1994. Net interest margin was 4.63% in 1996 compared to 5.03% in 1995 and 5.10% in 1994. The decrease in net interest income and net interest margin was due to the combined effect of a falling prime rate in late 1995 and early 1996, and the change in the mix of deposits to higher rate time deposits. Net interest margin declined steadily from 5.08% in the second quarter of 1995 to 4.85% in the fourth quarter of that year. Net interest margin decreased to 4.62% in the first quarter of 1996 and remained unchanged before rising to 4.67% in the fourth quarter of 1996. Net interest margin stabilized as the prime rate remained unchanged for the remainder of the year. Table 1 provides the components of average assets and liabilities together with their respective yields. Table 2 provides a reconciliation of the changes in net interest income attributable to variations in balances and yields.

Average earning assets increased $212.5 million or 8.3% in 1996. The increase in 1996 compares with increases of $111.2 million in 1995 and $171.3 million in 1994. Average loans increased $114.8 million, or 6.0% in 1996, compared to an increase of $167.7 million or 9.6% in 1995. Most of the growth in 1996 occurred in the first and second quarters of the year. The Company's securities portfolio (held-to-maturity and available-for-sale securities) increased on average by $94.9 million or 16.0% in 1996, compared with a decrease in 1995 of 0.6%. Part of the increase in average securities is the result of purchases made in the fourth quarter of 1995 and early 1996 to reduce the Company's sensitivity to changing interest rates.

The Company's earning assets comprised 93.7% of average total assets in 1996, compared to 93.0% in 1995 and 1994. The Company strives to maintain this level at or above 92%.

Average interest bearing liabilities increased $168.8 million or 8.2% in 1996 compared to increases of 3.2% in 1995 and 5.8% in 1994. In 1996, interest rates, competition and customer preferences continued to exert pressure on the Company's core deposit mix. The composition of average interest bearing liabilities continued to shift to time deposits from interest bearing checking and savings and money market accounts. This shift represents the Company's efforts to gather marginal funds at the lowest cost, given the interest rate environment and customer preferences. Average time deposits increased $75.1 million or 7.7% versus an increase of $14.6 million or 1.6% for interest bearing checking and savings and money market accounts combined.

2    Mark Twain Bancshares, Inc.

Table 1:  Consolidated Average Balance Sheet and Net Interest Margin
                                    Year Ended December 31, 1996   Year Ended December 31, 1995   Year Ended December 31, 1994
                                    ----------------------------   ----------------------------   ----------------------------
                                       Average           Yield/      Average            Yield/       Average           Yield/
(in thousands of dollars)              Balance   Interest  Rate      Balance   Interest   Rate       Balance  Interest   Rate
------------------------------------------------------------------------------------------------------------------------------
Assets

Loans<F1><F2>                       $2,031,127   $183,261  9.02%  $1,916,374   $181,975   9.50%   $1,748,639  $147,817   8.45%
Held-to-maturity securities:
 Taxable                               233,145     15,080  6.47%     331,174     22,207   6.71%      356,037    24,581   6.90%
 Non-taxable<F1>                         2,528        203  8.03%       3,161        266   8.42%       12,019     1,034   8.60%
Available-for-sale securities<F1>      451,222     28,128  6.23%     257,669     15,959   6.19%      227,591    15,070   6.62%
Trading account securities              53,099      3,425  6.45%      47,559      3,003   6.31%       64,466     4,197   6.51%
Mortgage loans held for resale              --         --    --           --         --     --        33,513     2,453   7.32%
Interest bearing
 deposits with banks                       988         33  3.34%          --         --     --           114         3   2.63%
Federal funds sold and
 securities purchased
   under resale agreements              12,113        700  5.78%      15,808        951   6.02%       18,175       804   4.42%
----------------------------------------------   --------  ----   ----------   --------   ----    ----------  --------   ----
 Total interest earning assets       2,784,222    230,830  8.29%   2,571,745    224,361   8.72%    2,460,554   195,959   7.96%
----------------------------------------------   --------  ----   ----------   --------   ----    ----------  --------   ----
Cash and due from banks                107,362                       107,551                         115,279
Other assets                           115,230                       122,970                         104,662
FASB No. 115 allowance                  (4,284)                       (5,938)                         (7,431)
Allowance for loan losses              (31,305)                      (29,694)                        (27,556)
----------------------------------------------                    ----------                      ----------
 Total                              $2,971,225                    $2,766,634                      $2,645,508
------------------------------------==========                    ==========                      ==========
Liabilities and Shareholders'
 Equity
Interest bearing demand deposits    $  225,781      4,470  1.98%  $  225,609      4,833   2.14%   $  251,849     4,933   1.96%
Savings and money
 market deposits                       692,856     25,282  3.65%     678,466     25,950   3.82%      727,797    22,018   3.03%
Time deposits                        1,052,659     59,450  5.65%     977,600     54,223   5.55%      821,545    35,528   4.32%
Short-term borrowings                  249,610     12,370  4.96%     155,939      8,414   5.40%      169,715     6,337   3.73%
Long-term debt                           5,175        348  6.72%      19,666      1,512   7.69%       23,144     1,776   7.67%
----------------------------------------------   --------  ----   ----------   --------   ----    ----------  --------   ----
 Total interest bearing liabilities  2,226,081    101,920  4.58%   2,057,280     94,932   4.61%    1,994,050    70,592   3.54%
----------------------------------------------   --------  ----   ----------   --------   ----    ----------  --------   ----
Non-interest bearing deposits          410,237                       401,096                         398,310
Other liabilities                       52,130                        52,825                          29,176
Shareholders' equity                   282,777                       255,433                         223,972
----------------------------------------------                    ----------                      ----------
 Total                              $2,971,225                    $2,766,634                      $2,645,508
------------------------------------==========                    ==========                      ==========
Net interest income                              $128,910                      $129,429                       $125,367
-------------------------------------------------========                      ========                       ========
Net interest margin                                        4.63%                          5.03%                          5.10%
-----------------------------------------------------------====                           ====                           ====

<F1> Adjusted to a fully taxable basis using federal statutory rate of 35%.

<F2> Includes non-accrual loans.

Average non-interest bearing deposits grew $9.1 million or 2.3% during 1996 compared to increases of 0.7% in 1995 and 7.1% in 1994. The increase in 1996 was a return to the trend of growth generated by the Company's commercial operations, as previous years included fluctuations due to the Company's mortgage servicing portfolio. Also the interest rate and economic environment was partially responsible for the decreased growth rates in 1996 and 1995, as businesses are able to maintain smaller balances in their accounts without paying fees due to the higher earnings credit rates in effect for the majority of 1995 and into early 1996.

Average short-term borrowings increased by $93.7 million or 60.1% in 1996, representing the financing of securities purchased and the reduction of long-term debt. Long-term debt decreased $11.6 million through the calling for redemption of the Company's 8.5% debentures in the first quarter of 1996.

The Company's net interest spread declined 40 basis points from 4.11% in 1995 to 3.71% in 1996. This follows a decrease of 31 basis points in 1995. The current year decline occurred from a decrease on the yields of earning assets of 43 basis points with only a 3 basis point decline in rates paid on interest-bearing liabilities. The decrease on the yields of earning assets of 43 basis points follows increases of 76 basis points and 22 basis points in 1995 and 1994, respectively. The decrease in 1996 is due in large part to the decline in loan yields stemming from a decline in the Company's prime lending rate charged on its variable rate loans. The Company's prime rate based loan portfolio comprised 49.7% of the total portfolio and 36.2% of earning assets at December 31, 1996. Amortized loan fees decreased $1.3 million from the previous year as competitive pressure has limited the ability of the Company to charge fees on commercial loan originations.

                                                      Annual Report 1996    3

Table 2:  Rate/Volume Analysis
                                                               1996 Compared to 1995               1995 Compared to 1994
                                                         ---------------------------------   ---------------------------------
                                                                       Increase (Decrease)                 Increase (Decrease)
                                                                         Attributable to                     Attributable to
                                                             Total        Change in<F1>          Total        Change in<F1>
                                                          Increase     -------------------    Increase     -------------------
(in thousands of dollars)                                (Decrease)     Volume        Rate   (Decrease)     Volume        Rate
------------------------------------------------------------------------------------------------------------------------------
Interest Income

Loans                                                      $ 1,286     $10,600     $(9,314)    $34,158     $14,944     $19,214
Held-to-maturity securities:
 Taxable                                                    (7,127)     (6,365)       (762)     (2,374)     (1,682)       (692)
 Non-taxable                                                   (63)        (51)        (12)       (768)       (746)        (22)
Available-for-sale securities                               12,169      12,065         104         889       1,905      (1,016)
Trading account securities                                     422         356          66      (1,194)     (1,071)       (123)
Mortgage loans held for resale                                  --          --          --      (2,453)     (2,453)         --
Interest bearing deposits with banks                            33          33          --          (3)         (3)         --
Federal funds sold and securities purchased
 under resale agreements                                      (251)       (215)        (36)        147        (115)        262
------------------------------------------------------------------     -------     -------     -------     -------     -------
 Total increase (decrease) in interest earned on assets      6,469      16,423      (9,954)     28,402      10,779      17,623
------------------------------------------------------------------     -------     -------     -------     -------     -------
Interest Expense

Interest bearing demand deposits                              (363)          4        (367)       (100)       (539)        439
Savings and money market deposits                             (668)        542      (1,210)      3,932      (1,573)      5,505
Time deposits                                                5,227       4,224       1,003      18,695       7,515      11,180
Short-term borrowings                                        3,956       4,691        (735)      2,077        (550)      2,627
Long-term debt                                              (1,164)     (1,164)         --        (264)       (267)          3
------------------------------------------------------------------     -------     -------     -------     -------     -------
 Total increase (decrease) in interest paid on liabilities   6,988       8,297      (1,309)     24,340       4,586      19,754
------------------------------------------------------------------     -------     -------     -------     -------     -------
 Total increase (decrease) in net interest income          $  (519)    $ 8,126     $(8,645)    $ 4,062     $ 6,193     $(2,131)
-----------------------------------------------------------=======     =======     =======     =======     =======     =======

<F1> For the purpose of this table, changes which are not due solely to volume changes or rate changes are allocated to such categories based on the respective percentage changes in average balances and average rates.

This had the effect of decreasing the yield on the loan portfolio by 6 basis points in 1996. Yields from the Company's securities portfolio declined by 17 basis points from the reinvestment of principal being made at rates significantly below maturing rates and the yields on securities purchased in late 1995 and early 1996 being below the rest of the portfolio.

The marginally lower rates paid on interest bearing liabilities of 3 basis points compares with increases of 107 basis points in 1995 and 15 basis points in 1994. The decrease represents the impact of lower short-term rates paid on interest bearing checking and savings and money market deposit accounts. The decrease in rates paid on these accounts was largely offset by higher volumes and rates paid on the Company's time deposits.

Non-Interest Income

Non-interest income, excluding securities gains, increased 8.4% and totaled $39.6 million in 1996. This followed a 3.7% increase in 1995 and an 18.3% decrease in 1994. Non-interest income, excluding securities gains, has increased at a five-year compound growth rate of 5.1% without adjusting for the effects of Mortgage Division revenues.

Service charges on deposits increased $1.2 million or 17.1% in 1996. Service charges on commercial and retail transaction accounts increased $612 thousand and $593 thousand, respectively, as compared to 1995. The increase in service charges on commercial transaction accounts was due to a reduction in the earnings credit rate paid to commercial accounts in 1996 to offset the cost of deposit services. The increase in service charges on retail accounts was the result of increasing the charge for first presentment of items against demand deposit accounts with insufficient balances. This increase in revenue for 1996 followed a 4.7% decrease in 1995 and a 10.9% decrease in 1994.

Other income, as shown in Table 3, increased 6.4% or $1.9 million in 1996. This followed a 5.9% increase in 1995 and a 20.2% decrease in 1994.

Table 3:  Other Income
(in thousands of dollars)                               1996                    1995                    1994
------------------------------------------------------------------------------------------------------------
Bond Division revenue                                $12,889                 $11,903                 $ 8,897
Brokerage revenue                                      4,799                   4,215                   5,174
Trust Division revenue                                 7,206                   6,364                   6,084
Mortgage Division revenue                                 --                      --                   2,178
Credit card income                                       955                     676                     764
International Division revenue                         1,135                     973                   1,046
Net gains (losses) on foreclosed
  property                                               785                    (330)                    (85)
Other bank income                                      1,201                   1,020                     896
All other income                                       2,347                   4,618                   2,839
------------------------------------------------------------                 -------                 -------
      Total                                          $31,317                 $29,439                 $27,793
-----------------------------------------------------=======                 =======                 =======

The Company's Bond Division gross revenues increased $986 thousand, or 8.3%, compared to 1995. The Division's foreign exchange operation revenues increased $1.3 million as compared to 1995 as investors continued to be attracted to foreign fixed income markets compared to domestic fixed income markets for value. This followed a 33.8% increase in revenues for 1995 compared to 1994 when the foreign exchange operation grew revenues by $2.7 million.


4    Mark Twain Bancshares, Inc.

The Brokerage operation reported a 13.9%, or $584 thousand, increase in gross revenues for 1996. The increase in Brokerage revenues was indicative of the general market conditions in 1996 where increases in sales volumes of equity securities, annuities and mutual funds were experienced. In 1995, Brokerage revenues decreased 18.5% compared to 1994, as a result of poor market conditions and an adverse change in the product mix purchased by brokerage customers.

The Trust Division generated revenues of $7.2 million for 1996. This represented an $842 thousand or 13.2% increase over the prior year. The increase is attributed to growth in the market value of managed assets on which some fees are based and fees resulting from increased sales of proprietary mutual funds. Trust Division revenues have increased at a five-year compound growth rate of 12.9%.

Net credit card income increased $279 thousand in 1996 compared to 1995. The increase for 1996 was due to a $350 thousand fee received in the third quarter from participation in a commission on the transfer of the Company's credit card base to a new issuing bank. Excluding this item, net credit card income decreased $71 thousand in 1996 following a $88 thousand decrease experienced in 1995. These decreases in net revenues are primarily due to third party expenses for processing merchant deposits increasing at a rate greater than the fees paid by the merchants.

International Division revenues increased $162 thousand or 16.6% in 1996 compared to a decrease of $88 thousand for 1995. The changes in revenue are due to changes in the volume of trade and standby letters of credit issued and the related fees which are amortized into revenue over the commitment period of the instruments.

Gains or losses on foreclosed property represent the net gain or loss on the disposition of foreclosed assets. Additionally, losses are recorded when the carrying values of existing foreclosed property are adjusted for declines in market values. The Company attempts to take conservative positions by periodically revaluing its foreclosed property. The net gains of $785 thousand for 1996 resulted from the sale of several parcels of foreclosed property and the partial sale of another parcel. These sales are reflected in the net $2.7 million reduction in the balance of foreclosed property during 1996.

Other bank income increased $181 thousand in 1996 over 1995 levels. This follows an increase of $124 thousand experienced in 1995. The primary factor leading to the growth in revenues was the increase in fees generated by use of the Company's debit card and ATM products.

The all other income category decreased $2.3 million in 1996 compared to 1995. The primary reason for the decline of other income was a $1.4 million decrease in the net realized and unrealized appreciation in the Company's proprietary trading account for 1996. Net realized and unrealized appreciation was $639 thousand for 1996 compared to $2.0 million for 1995. During 1996, the majority of the securities held in the proprietary trading account were sold as reflected in the balance of the account decreasing to $1.6 million at year-end 1996 compared to $21.0 million at year-end 1995. Other factors affecting 1996 compared to 1995 were a $420 thousand decrease in the rental income from a low-to-moderate-income housing project owned by one of the Company's community development corporations which was sold in 1995, and a $410 thousand gain on the sale of the aforementioned housing project recorded in 1995. Partially offsetting these items was a $142 thousand gain recorded on the sale of a parcel of land which was held for future expansion. The land was owned by one of the banks acquired by the Company in 1994.

Non-Interest Expense

Total operating expenses decreased $4.7 million or 5.4% during 1996, compared to a $3.8 million or 4.2% decrease in 1995 and a $5.4 million or 5.6% decrease in 1994. In 1996, the variance was primarily attributed to the Company's FDIC insurance premiums which decreased $2.6 million and a $2.0 million decrease in charitable contribution expense due to a $2.1 million non-recurring charitable contribution of foreclosed property in 1995. Looking at the past three years, the largest component of the reduction in operating expenses was the decision to exit mortgage as a line of business in 1994. This decision, coupled with reduced volumes in early 1994, resulted in approximately a $2.0 million decrease in operating expenses in 1995 and approximately a $6.7 million reduction in operating expenses in 1994.

The Company's efficiency ratio, determined by dividing total operating expenses by total tax-equivalent revenue excluding securities transactions, was 48.56% in 1996, and reflected continued improvement over the 52.15% in 1995 (50.90% excluding the 1995 non-recurring item) and the 56.23% in 1994.

Total salaries and employee benefits increased $2.2 million or 4.6% for 1996 compared to decreases of $120 thousand or 0.3% during 1995 and $922 thousand or 1.9% during 1994. Salary expense increased $1.3 million or 4.3% for 1996, compared to decreases of $2.2 million or 6.9% for 1995 and 1.2% for 1994. The number of full-time equivalent employees at December 31, 1996 was 1,091, compared to 989 and 1,014 the previous two years. The average number of full-time equivalent employees was 1,018 for 1996, 998 for 1995 and 1,066 for 1994. The increase for 1996 is attributed to the staff of acquired banks. The decrease in the number of full-time equivalent employees for 1995 relates primarily to the reduction in support staff in the Company's Mortgage Division during 1994.

Bonuses increased $60 thousand or 2.2% for 1996 and $506 thousand or 22.6% for 1995, compared to a decrease of $151 thousand or 7.2% for 1994. The Company paid a one-time bonus to all employees not already participating in a commission or incentive-based program which accounted for approximately 50% of the increase in 1995. Excluding this

                                                      Annual Report 1996    5
item, incentive based bonuses increased approximately 12% in 1996 compared to 1995 due to a combination of normal salary increases, increased pay-out percentages and the addition of personnel to the program. The Company continues to emphasize incentive compensation based on achieving annual profitability goals. The incentive compensation arrangements are reviewed annually by the Compensation Committee of the Company's Board of Directors.

Commissions, which are directly related to the level of sales revenues reported by the Company's fee divisions previously discussed, increased $608 thousand or 7.7% during 1996 compared to a 27.2% or $1.7 million increase for 1995. For 1994, commissions paid decreased $627 thousand or 9.2%.

Benefit expenses increased $209 thousand during 1996 compared to decreases of $69 thousand and $55 thousand during 1995 and 1994, respectively. Employee retirement expense increases of $158 thousand for 1996, $161 thousand for 1995 and $329 thousand for 1994 were associated with changes in actuarial assumptions and higher wages. Employee insurance expense decreased $177 thousand following relatively level expenses for 1995 and 1994. The remaining changes in benefit expense are directly related to the levels of compensation expense discussed earlier. A summary of personnel costs is provided in Table 4.

Table 4:  Personnel Costs
(in thousands of dollars)                               1996                    1995                    1994
------------------------------------------------------------------------------------------------------------
Salary expense                                       $31,705                 $30,407                 $32,645
Bonuses                                                2,809                   2,749                   2,243
Commissions                                            8,463                   7,855                   6,174
Employee benefits                                      6,729                   6,520                   6,589
------------------------------------------------------------                 -------                 -------
      Total                                          $49,706                 $47,531                 $47,651
-----------------------------------------------------=======                 =======                 =======

Occupancy and furniture and equipment costs decreased $730 thousand or 5.5% during 1996 and $648 thousand or 4.7% during 1995 compared to an increase of 3.6% in 1994. In June 1995, the Company sold a low-to-moderate income housing project which it owned and operated. This resulted in reductions of expense associated with the property of $373 thousand and $522 thousand for 1996 and 1995, respectively. Computer hardware which became fully depreciated in the second quarter of 1995, coupled with a general decline in depreciation expense, also contributed to the 1996 decrease. The expiration of a computer equipment lease and subsequent equipment acquisition in late 1994 also contributed to the decrease in 1995. Expenses for 1994 reflected increases in real estate rental rates and equipment rental expenses associated with system conversions.

Other expenses decreased $6.2 million or 23.9% during 1996, following decreases of $3.0 million or 10.4% for 1995 and $4.9 million or 14.6% in 1994. Table 5 shows the major components of other expenses.

Table 5:  Other Expenses
(in thousands of dollars)                               1996                    1995                    1994
------------------------------------------------------------------------------------------------------------
FDIC premiums                                        $     6                 $ 2,558                 $ 4,833
Charitable contributions                               1,062                   3,057                     713
Data processing                                        4,776                   4,461                   4,764
Legal fees                                               643                   1,003                   1,287
Loan and collection                                      515                     525                     876
Marketing and advertising                              1,246                   1,665                   1,928
Amortization                                             927                     900                   1,501
Postage and freight                                    1,519                   1,474                   1,482
Telecommunication                                      1,470                   1,327                   1,295
Insurance expense                                        512                     850                   1,132
Expenses on foreclosed property                          217                     426                     616
Conventions and meetings                                 443                     502                     554
Stationery and supplies                                  588                     710                     756
Distribution expenses                                    641                     681                     666
Consulting services                                      252                     744                     605
Taxes other than income                                  423                     525                     430
Operating losses                                         548                     629                   1,063
All other expenses                                     3,826                   3,732                   4,260
------------------------------------------------------------                 -------                 -------
      Total                                          $19,614                 $25,769                 $28,761
-----------------------------------------------------=======                 =======                 =======

FDIC insurance premiums decreased $2.6 million in 1996 compared to $2.3 million in 1995. In 1996, the premium charged to the Company's bank subsidiaries was reduced to $2 thousand per charter per year. The Company did not hold any deposits which were subject to the one-time SAIF assessment charged in the third quarter of 1996. Effective June 1, 1995, the FDIC Board of Directors voted to reduce deposit insurance premiums to $.04 from $.23 per $100 of assessable deposits. The decrease of $49 thousand in 1994 resulted from an increase in premiums due to increased deposit levels offset by a decrease in the premium rate charged by the FDIC under its tiered premium schedule.

Charitable contributions decreased $2.0 million in 1996 compared to a $2.3 million increase for 1995. The expense for 1995 includes $2.1 million related to the donation of a parcel of foreclosed property as discussed earlier. Excluding this non-recurring item, charitable contribution expense increased $105 thousand in 1996, increased $244 thousand in 1995 and remained level in 1994.

Marketing and advertising expense decreased $419 thousand in 1996 following a decrease of $263 thousand in 1995 and a $37 thousand increase in 1994. Approximately 50% of the current year decrease was due to the Company bringing in-house work previously performed by a third-party advertising agency. The remainder in the decrease for 1996 and 1995 was due to the curtailment of television advertising during 1995.

Amortization expense increased $27 thousand in 1996 following decreases of $601 thousand during 1995 and $3.3 million during 1994. The reduction of 1995 expense is a result of curtailing mortgage operations as a line of business in 1994. In 1994, proceeds received from the sale of the Company's mortgage servicing portfolio approximated the remaining carrying value of purchased mortgage servicing rights and excess servicing fees. This resulted in the reduction of amortization expense in 1994.

6    Mark Twain Bancshares, Inc.

Loan and collection expense for the year remained level following decreases of $351 thousand and $1.6 million during 1995 and 1994, respectively. The reduction in 1995 and 1994 expense was a result of the decision to exit mortgage as a line of business. The decrease in 1994 was also attributable to the loan servicing and loan origination volumes in the Company's Mortgage Division. These expenses included such items as appraisal fees paid by the Company for mortgage loan applications and curtailment payments associated with prepayments of mortgage-backed securities serviced by the Company.

Data processing expenses increased $315 thousand in 1996 compared to 1995.
Data processing expenses decreased $303 thousand in 1995. In late 1995, a $355 thousand reduction of data processing expense was recorded related to a settlement of a contract dispute with a systems vendor which essentially reimbursed the Company for the difference between the contract rates and actual expenses paid by the Company due to nonperformance under the contract. Excluding the effect of the settlement, 1996 expense decreased $40 thousand compared to 1995 expense which had increased $52 thousand related to accrued conversion costs. The increases in data processing expense of $685 thousand in 1994 was primarily due to conversion costs and increased transactions volume resulting from acquisitions.

Legal fees continued to decline, showing decreases of $360 thousand in 1996, $284 thousand in 1995 and $866 thousand in 1994. Costs for 1994 included legal fees incurred with respect to the U.S. Treasury Department settlement noted below. In addition, the resolution of three specific lawsuits in 1993 accounted for the reduction of legal expense in 1994 compared to 1993. The Company believes that pending litigation will not result in any material losses.

Insurance expense decreased $338 thousand during 1996 compared to decreases of $282 thousand in 1995 and $206 thousand in 1994. A change in insurance carriers and renegotiated insurance contract terms in 1995 resulted in reduced premiums. Increases in the cash surrender value of life insurance policies offsetting the premium expense also contributed to the reduction in expense in 1996, 1995 and 1994. The Company purchased these life insurance policies (Company as beneficiary) to partially finance benefits under the Company's non-qualified non-contributory pension plan.

Consulting services decreased $492 thousand for 1996, following an increase of $139 thousand in 1995. The decrease for 1996 was primarily due to consulting engagements performed in 1995 targeted at increasing bank service charge and other fee-based income. Similar engagements were not performed in 1996.

Expenses on foreclosed property decreased $209 thousand, $190 thousand and $370 thousand in 1996, 1995 and 1994, respectively, and was related to the reduction in the levels of foreclosed property over the past few years. Foreclosed property was $3.4 million at year-end 1996 compared to $6.1 million at year-end 1995 and $10.5 million at year-end 1994.

Operating losses decreased $81 thousand in 1996 and $434 thousand in 1995, and increased $788 thousand in 1994. For 1996 and 1995, there were no individually significant items. Operating losses for 1994 included a $750 thousand settlement agreement reached with the U.S. Treasury Department regarding compliance by a subsidiary with record keeping and reporting requirements under the Currency and Foreign Transactions Reporting Act.

Balance Sheet Analysis
--------------------------------------------------------------------------------
Securities Portfolio

The Company's securities portfolio consists of securities classified as held-to-maturity, available-for-sale and trading account securities. The Company designates these securities upon purchase into one of these three categories. As of December 31, 1996, held-to-maturity securities amounted to $218.5 million and represent the securities the Company intends to hold to maturity. Securities designated as available-for-sale totaled $458.2 million. This account represents securities which the Company may sell to meet liquidity needs or in response to significant changes in interest rates or prepayment risks. Trading account securities totaled $30.8 million at December 31, 1996. This account represents securities involved in the normal operations of the Company's brokerage and bond businesses and approximately $1.6 million in the Company's proprietary trading account.

For the purposes of the following discussion, the held-to-maturity and available-for-sale portfolios will be described in the aggregate as the securities portfolio. At December 31, 1996 the securities portfolio totaled $676.6 million, a decrease of $13.3 million, or 1.9% from year-end 1995. Excluding the $38.8 million security portfolios of banks acquired during the year, the securities portfolio decreased $52.1 million or 7.7% from year-end 1995 levels. On average the securities portfolio increased $94.9 million or 16.0% compared to a decrease in 1995 of 0.6%. Securities represented, on average, 24.7%, 23.0% and 24.2% of earning assets in 1996, 1995 and 1994, respectively. The increase in average 1996 levels compared to average 1995 levels was due to the Company's decision to reduce its exposure to falling interest rates by purchasing additional fixed rate securities beginning in the fourth quarter of 1995 and first quarter of 1996. This follows the average decrease in 1995 due in part to the Company's decision early in the year to fund loan growth with maturing securities.

The Company continues to have a large percentage of its securities portfolio in mortgage-backed securities. Mortgage-backed securities, including Collateralized Mortgage Obligations (CMOs), totaled $472 million or 69.8% of the securities portfolio at December 31, 1996. These securities are either obligations of Government Standard Equivalent Agencies or otherwise carry triple A ratings. Mortgage-backed securities offer the Company enhanced yields for accepting prepayment risk associated with the underlying mortgages.

                                                     Annual Report 1996    7

Table 6:  Maturity Distribution at December 31, 1996<F1><F2>
                                                                           After One But     After Five But
                                                       Within One Year   Within Five Years  Within Ten Years  After Ten Years
                                                       ---------------   -----------------  ----------------  ---------------
(in thousands of dollars)                                Amount  Yield     Amount   Yield    Amount  Yield     Amount   Yield
-----------------------------------------------------------------------------------------------------------------------------
United States Treasuries and agencies                  $ 58,933   6.40%  $122,526    6.12%  $ 5,052   5.49%   $    --      --
Obligations of states and political subdivisions            279   7.68%     3,013    8.05%    1,644   8.17%     1,093    9.13%
Mortgage-backed securities                               55,246   6.80%   276,397    6.23%   85,398   6.39%    52,343    6.13%
Other securities                                          8,607   6.19%     1,078    7.27%    1,094   7.16%     3,940    7.13%
---------------------------------------------------------------          --------           -------           -------
  Total                                                $123,065          $403,014           $93,188           $57,376
-------------------------------------------------------========          ========           =======           =======

<F1> The carrying value of the securities portfolio at December 31, 1996, by expected maturity, are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

<F2> Weighted average yields on tax-exempt obligations have been computed on a fully tax equivalent basis using a tax rate of 35%, and mortgage-backed securities have been presented based on the expected final maturity dates, rather than contractual maturity dates.

The Company manages the prepayment risk by having 65.1% of the mortgage-backed securities in CMOs, such as Planned Amortization Class tranches, which can limit the prepayment risk of the portfolio. The Company utilizes analytical systems to monitor the prepayment risk of the portfolio and estimate principal prepayments. Table 7 summarizes the composition of the Company's securities portfolio. The maturity distribution for the securities portfolio, together with the weighted average yields for each maturity range is provided in Table 6.

Table 7:  Held-to-Maturity and Available-for-Sale Securities
                                                                            December 31,
                                                        ----------------------------------------------------
(in millions of dollars)                                1996                    1995                    1994
------------------------------------------------------------------------------------------------------------
United States Treasuries and agencies                   $187                    $164                    $125
Obligations of states and
  political subdivisions                                   6                       5                      12
Mortgage-backed securities                               469                     513                     437
Other securities                                          15                       8                       8
------------------------------------------------------------                    ----                    ----
  Total                                                 $677                    $690                    $582
--------------------------------------------------------====                    ====                    ====

Loan Portfolio

The loan portfolio totaled $2,177.9 million at December 31, 1996, an increase of $206.0 million or 10.4% from December 31, 1995. This follows an increase of 6.0% in 1995 and 8.4% in 1994. The loan portfolios of banks acquired during 1996 totaled $93.3 million as of the respective acquisition dates. Average total loan outstandings for 1996 were $2,031.2 million, a 6.0% increase over 1995 average outstandings. Loan outstandings have grown at a five-year compound annual growth rate of 4.8% based on average outstandings and 6.7% based on year-end outstandings. Refer to Table 8 for an expanded categorization of the loan portfolio to provide a greater understanding of the Company's loan portfolio.

Commercial and industrial loans increased $88.3 million or 10.2% for the year and represented 44% of the total loan portfolio. Of the increase for 1996, approximately $41.3 million represented the commercial and industrial loan portfolios of the banks acquired during the year. Excluding these loans, the commercial and industrial loan portfolio increased 5.4% for the year, following a 3.1% increase in 1995. The growth rate over the last two years reflects the effects of increased competition for middle-market commercial loans. Both components of the commercial and industrial loan classification involve a diverse mix of middle-market borrowers and owner/operators in the manufacturing, wholesaling, retail, and service industries, with no concentration in any one segment. Real estate is often a material component of collateral on the commercial and industrial loans even though operating cash flows are unrelated to the real estate. This real estate provides the Company with additional collateral protection. Essentially all of the loans were generated within the Company's primary market areas. The Company has no highly leveraged transactions or foreign credits, and has an insignificant amount of participations purchased.

Real estate construction loans have increased $73.0 million or 26.7% from the previous year. This follows an increase of $42.2 million in 1995. Banks acquired in 1996 accounted for $11.8 million of the current year increase. This growth can be attributed to the continued economic growth in the Company's primary markets. Commercial construction loans increased $51.0 million while residential construction and development loans increased $22.0 million. Commercial construction loans now comprises 40.3% of the total real estate construction loan category as compared to 32.4% in 1995 and 25.0% in 1994. The growth is reflected by a diversified number of construction projects, with no concentration in any large individual commercial construction and development projects. Residential construction loans still remain an important part of the construction portfolio. Both commercial and residential construction loans cover a diverse number of builders and developers within the Company's primary market areas. The majority of residential construction loans are origi-nated after the builder has received a signed purchase contract. The majority of commercial construction loans are originated once minimum pre-leasing levels are achieved. The majority of commercial development loans are originated based on the equity position of the developer in the project. The Company monitors construction disbursements and controls the number of display and inventory homes by builder and location.

Real estate mortgage loans represent 33% of the total loan portfolio and are split 72% commercial and 28% residential. The commercial mortgage loan category has increased $18.5 million or 3.6% from year-end 1995. The residential mortgage loan category has increased $23.0 million or 13.0% during the same period. The growth in real estate mortgage loans is also a byproduct of the continued economic expansion in the Company's primary markets. The increase in commercial mortgage loans, similar to the increase in construction

8    Mark Twain Bancshares, Inc.

Table 8:  Summary of Loan Portfolio
                                                                                              December 31,
                                                                    ----------------------------------------------------------
(in thousands of dollars)                                                 1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
Commercial and industrial:
 Commercial and industrial                                          $  796,637  $  745,193  $  724,491  $  694,590  $  520,810
 Commercial and industrial secured by real estate                      159,518     122,706     117,007      81,773     115,316
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total commercial and industrial                                    956,155     867,899     841,498     776,363     636,126
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Real estate construction:
 Residential construction and development                              206,676     184,621     173,325     164,435     144,938
 Commercial office                                                      30,588      21,841       8,155      14,746       5,194
 Commercial warehouse                                                   22,233      10,989       9,359       6,060       6,960
 Commercial retail centers                                              32,623      28,812      20,944       7,417      13,603
 Commercial land and development                                        54,101      26,934      19,167       7,951       6,203
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate construction                                     346,221     273,197     230,950     200,609     176,898
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Real estate mortgage:
 Residential                                                           200,273     177,285     172,613     134,665     153,721
 Commercial office                                                     134,728     126,473     114,012     113,343     107,346
 Commercial warehouse                                                   93,869      96,712      92,113      79,134      71,762
 Commercial retail centers                                              60,290      60,747      58,559      62,093      56,941
 Other commercial                                                      235,898     222,376     200,795     189,447     163,642
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate mortgage                                         725,058     683,593     638,092     578,682     553,412
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Consumer                                                               150,481     147,250     149,615     160,740     174,647
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total loans                                                      2,177,915   1,971,939   1,860,155   1,716,394   1,541,083
Less allowance for loan losses                                          33,745      30,508      28,894      27,012      25,356
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Net loans                                                       $2,144,170  $1,941,431  $1,831,261  $1,689,382  $1,515,727
--------------------------------------------------------------------==========  ==========  ==========  ==========  ==========

Table 9: Maturity Distribution
                                                                             Over One Year
                                                                           Through Five Years     Over Five Years
                                                                           -------------------   -----------------
                                                                One Year      Fixed   Floating     Fixed  Floating
(in thousands of dollars)                                        Or Less       Rate       Rate      Rate      Rate     Total
-----------------------------------------------------------------------------------------------------------------------------
Commercial and industrial                                       $502,643   $169,459   $244,211   $24,030   $15,812   $956,155
Real estate construction                                         209,224     82,170     49,472     4,767       588    346,221
Real estate mortgage                                             218,061    266,261    114,110    95,715    30,911    725,058


loans, is represented by a broad base of properties which meet the Company's underwriting standards for equity, sponsorship, and cash flows. The increase in residential mortgage loans was primarily the result of the acquisitions completed during 1996.

Consumer loans increased $3.2 million at year-end 1996 compared to year-end 1995 levels. Excluding the effects of the consumer loan portfolios of the banks acquired in 1996, the consumer loan portfolio decreased $7.0 million during 1996. This compares to a decrease of $2.4 million experienced in 1995. Declines in the traditional installment loan category were primarily responsible for the change. Prime Equity Accounts, which represent lines of credit secured by the borrower's primary residence, decreased modestly and represent approximately 75% of the consumer loan portfolio.

The amount of certain loans outstanding as of December 31, 1996, is shown in Table 9 based on time remaining to maturity. Demand loans are reported in the one-year-or-less category. All other loans are reported at contractual maturities. See "Liquidity" and "Interest Rate Sensitivity" for further discussion.

Allowance for Loan Losses

In 1996, the allowance for loan losses increased $3.2 million, $2.4 million from banks acquired and represented 1.55% of loans at year-end. The provision for loan losses was $2.0 million for 1996, a reduction of $3.0 million from the prior year.

Net charge-offs for the year were $1.2 million, a decrease of $2.2 million from 1995. The ratio of net charge-offs to average loans was 0.06% for 1996 which compares favorably with 0.18% for 1995 and 0.21% for 1994.

The level and allocation of the allowance for loan losses is based upon qualitative and quantitative factors. Qualitative factors include assessments of current economic conditions, particularly as those conditions affect segments of the Company's primary markets. Quantitative factors include the level and composition of non-performing assets, recent and expected net charge-offs, and a detailed review by the Company's loan review staff. The results of the quarterly internal loan reviews are the primary basis upon which the adequacy of the reserve is determined.

                                                       Annual Report 1996    9

Table 10:  Summary of Loan Loss Experience
(in thousands of dollars)                                                 1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
Loans at year-end                                                   $2,177,915  $1,971,939  $1,860,155  $1,716,394  $1,541,083
--------------------------------------------------------------------==========  ==========  ==========  ==========  ==========
Average loan outstandings                                           $2,031,127  $1,916,374  $1,748,639  $1,626,068  $1,563,903
--------------------------------------------------------------------==========  ==========  ==========  ==========  ==========
Allowance at beginning of year                                      $   30,508  $   28,894  $   27,012  $   25,356  $   24,096
Allowance of acquired banks                                              2,424          --          --       1,091          --
Loans charged off:
 Commercial and industrial                                               1,628       1,959       3,601       3,834       4,516
 Commercial and industrial secured by real estate                           --          51         123         192       2,641
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total commercial and industrial                                      1,628       2,010       3,724       4,026       7,157
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Commercial real estate construction                                        --          --          --         278         253
 Residential real estate construction                                       16         217         117          78         213
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate construction                                          16         217         117         356         466
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Commercial real estate mortgage                                           216       1,027         238       2,067         136
 Residential real estate mortgage                                          209         528         353         257         217
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate mortgage                                             425       1,555         591       2,324         353
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Consumer                                                                  351         560         336         671         695
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total loans charged off                                              2,420       4,342       4,768       7,377       8,671
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Recoveries:
 Commercial and industrial                                                 889         281         743         369         722
 Commercial and industrial secured by real estate                            3          --           8         467         142
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total commercial and industrial                                        892         281         751         836         864
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Commercial real estate construction                                        --          --           3         114          30
 Residential real estate construction                                       67          16          47          55          74
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate construction                                          67          16          50         169         104
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Commercial real estate mortgage                                            90         261          71         305          39
 Residential real estate mortgage                                           98         306         172          13          52
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total real estate mortgage                                             188         567         243         318          91
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
 Consumer                                                                   84          89          80         337         185
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
    Total recoveries                                                     1,231         953       1,124       1,660       1,244
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
     Net loans charged off                                               1,189       3,389       3,644       5,717       7,427
Additions to allowance charged to expense                                2,002       5,003       5,526       6,282       8,687
------------------------------------------------------------------------------  ----------  ----------  ----------  ----------
Allowance at end of year                                            $   33,745  $   30,508  $   28,894  $   27,012  $   25,356
--------------------------------------------------------------------==========  ==========  ==========  ==========  ==========
Net charge-offs to average loans                                          0.06%       0.18%       0.21%       0.35%       0.47%
Allowance to year-end loans                                               1.55%       1.55%       1.55%       1.57%       1.65%
Earnings coverage of net charge-offs                                     70.41x      21.69x      17.48x       9.41x       5.71x

Table 11:  Allocation of the Allowance for Loan Losses at December 31
                                       1996             1995               1994              1993             1992
                                 --------------    --------------    --------------    --------------    --------------
(in thousands of dollars)        Allowance     %   Allowance     %   Allowance     %   Allowance     %   Allowance     %
-----------------------------------------------------------------------------------------------------------------------
Commercial and industrial          $11,045   44%     $10,934   44%     $10,355   45%     $ 9,681   45%     $ 8,723   42%
Real estate construction             6,003   16%       3,156   14%       2,989   13%       2,795   12%       2,708   11%
Real estate mortgage                12,679   33%      12,897   35%      12,215   34%      11,419   34%      11,041   36%
------------------------------------------  ---      -------  ---      -------  ---      -------  ---      -------  ---
Total real estate loans             18,682   49%      16,053   49%      15,204   47%      14,214   46%      13,749   47%
------------------------------------------  ---      -------  ---      -------  ---      -------  ---      -------  ---
Consumer loans                         938    7%         918    7%         870    8%         814    9%         906   11%
Not allocated                        3,080   --        2,603   --        2,465   --        2,303   --        1,978   --
------------------------------------------  ---      -------  ---      -------  ---      -------  ---      -------  ---
 Total                             $33,745  100%     $30,508  100%     $28,894  100%     $27,012  100%     $25,356  100%
-----------------------------------=======  ===      =======  ===      =======  ===      =======  ===      =======  ===

10    Mark Twain Bancshares, Inc.

Table 12:  Risk Elements
                                                                                              December 31,
                                                                       -------------------------------------------------------
(in thousands of dollars)                                                 1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
Non-accrual loans                                                      $ 7,086     $13,663     $ 6,813     $ 9,079     $15,161
Restructured loans                                                       2,244         109         484         484          --
Foreclosed property                                                      3,424       6,099      10,523      11,230      12,167
------------------------------------------------------------------------------     -------     -------     -------     -------
 Total non-performing assets                                           $12,754     $19,871     $17,820     $20,793     $27,328
-----------------------------------------------------------------------=======     =======     =======     =======     =======
Percentage of non-performing assets to loans plus foreclosed property     0.58%       1.00%       0.95%       1.20%       1.76%
Loans contractually past due 90 days or more                           $   321     $   530     $ 1,132     $   251     $   791
Percentage of non-performing assets plus 90 days
 past due to loans plus foreclosed property                               0.60%       1.03%       1.01%       1.22%       1.81%
Percentage of allowance for loan losses to non-performing loans         349.65%     213.31%     342.79%     275.24%     158.95%
Percentage of allowance for loan losses to total non-performing assets  264.58%     153.53%     162.14%     129.91%      92.78%
Percentage of allowance for loan losses to risk elements<F*>            258.09%     149.54%     152.46%     128.36%      90.17%
Percentage of risk elements<F*> to total average assets                   0.44%       0.74%       0.72%       0.85%       1.20%

<F*>Risk elements include total non-performing assets plus loans contractually past due 90 days or more.

Table 11 summarizes the allocation of the allowance for loan losses by major category and identifies the percentage of each loan category to the total loan portfolio balance. This reserve allocation follows very closely the loan portfolio risk classifications assigned by individual loan officers which are reviewed by internal loan review. In addition, prior loss experience, anticipated volume levels, and management's evaluation of the effect of general economic conditions are factored into the allocation. As each of these criteria are subject to change, the allocation of the allowance for loan losses is not necessarily indicative of the trend of future losses in a particular loan category.

Risk Elements

Non-performing assets totaled $12.8 million at December 31, 1996, a decrease of $7.1 million over December 31, 1995. Excluding the effects of banks acquired during 1996, non-performing assets decreased $8.9 million during 1996. The decrease in non-accrual loans is primarily through payments received related to the $5.5 million relationship put on non-accrual status during the fourth quarter of 1995. The increase in restructured loans from year-end 1995 reflects the restructuring of one relationship during 1996 which was identified by management as a potential problem credit as of December 31, 1995. The decrease in foreclosed property is due to sales of numerous parcels of property during 1996. As a percentage of loans plus foreclosed property, non-performing assets were 0.58% at December 31, 1996 compared to 1.00% at year-end 1995 and 0.95% at year-end 1994.

Non-performing assets plus loans past due 90 days or more totaled $13.1 million and represent 0.60% of loans plus foreclosed property at December 31, 1996, a 43 basis point reduction over year-end 1995 levels, and represented the lowest level experienced in the previous five years.

The allowance for loan losses covers 349.65% of non-performing loans at December 31, 1996 up from 213.31% at December 31, 1995.

Table 13 illustrates the changes in the Company's non-performing assets while Table 12 summarizes the composition of the Company's risk elements.

Loans not included in the past due, non-accrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months totaled approximately $21.9 million at December 31, 1996. Principal and interest payments on these loans were current at December 31, 1996.

The Company is continually analyzing its loan portfolio in order to identify early risk elements that require management attention. The loan portfolio is subject to review by lending management, the Company's internal loan review staff and various regulatory agencies. The Company believes that its consistently low levels of risk elements are a reflection of both the Company's strict underwriting discipline and its practice of early problem recognition and resolution.

Table 13:  Changes in Non-performing Assets
(in thousands of dollars)                               1996                    1995                    1994
------------------------------------------------------------------------------------------------------------
Balance at beginning of year                         $19,871                 $17,820                 $20,793
Balance from acquired banks                            1,742                      --                      --
  Additions                                            9,775                  23,457                  15,919
  Payments received and loans
    returned to accrual status                       (12,912)                 (9,941)                (11,904)
  Disposals of foreclosed property                    (3,972)                 (7,218)                 (2,977)
  Charge-offs and writedowns                          (1,750)                 (4,247)                 (4,011)
------------------------------------------------------------                 -------                 -------
Balance at end of year                               $12,754                 $19,871                 $17,820
-----------------------------------------------------=======                 =======                 =======

Deposits

Average deposits, as shown in Table 14, increased 4.3% in 1996. Average time deposits less than $100 thousand increased $85.9 million or 11.1% for 1996. This follows an increase of 15.6% in this category in 1995. Average time deposits $100 thousand or greater decreased $10.9 million or 5.3% in 1996 after an increase of $51.7 million or 33.6% in 1995. All other deposit accounts, on average, showed modest growth during 1996. As noted earlier, the composition of average interest bearing liabilities continued to shift to time deposits from interest bearing checking and savings and money market accounts. This shift represents the Company's efforts to gather marginal funds at the lowest cost, given the interest rate environment and customer preferences.

                                                      Annual Report 1996    11

Table 14:  Deposit Composition
                                                                                               December 31,
                                                                    ----------------------------------------------------------
(in thousands of dollars)                                                 1996                    1995                    1994
------------------------------------------------------------------------------------------------------------------------------
Non-interest bearing demand deposits                                $  410,237              $  401,096              $  398,310
Interest bearing demand deposits                                       225,781                 225,609                 251,849
Savings and money market deposits                                      692,856                 678,466                 727,797
Time deposits (less than $100 thousand)                                857,938                 771,989                 667,605
Time deposits ($100 thousand or greater)                               194,721                 205,611                 153,940
------------------------------------------------------------------------------              ----------              ----------
 Total average deposits                                             $2,381,533              $2,282,771              $2,199,501
--------------------------------------------------------------------==========              ==========              ==========
Non-interest bearing demand deposits                                $  498,431              $  519,155              $  461,958
Interest bearing demand deposits                                       232,091                 234,686                 240,290
Savings and money market deposits                                      726,573                 664,155                 700,258
Time deposits (less than $100 thousand)                                927,383                 840,948                 718,955
Time deposits ($100 thousand or greater)                               210,434                 198,448                 150,596
------------------------------------------------------------------------------              ----------              ----------
 Total deposits                                                     $2,594,912              $2,457,392              $2,272,057
--------------------------------------------------------------------==========              ==========              ==========

Table 15 sets forth, by time remaining to maturity, time deposits in amounts of $100 thousand or greater as of December 31, 1996.

Table 15:  Time Deposits $100 Thousand or Greater
(in thousands of dollars)
------------------------------------------------------------
Less than three months                              $ 91,810
Three to six months                                   61,895
More than six months to twelve months                 37,200
More than twelve months                               19,529
------------------------------------------------------------
      Total                                         $210,434
----------------------------------------------------========

Short-term Borrowings

Table 16 summarizes the composition of the Company's short-term borrowings, while Table 17 provides selected data related to federal funds purchased and securities sold under repurchase agreements. As discussed earlier, the increase in short-term borrowings during 1996 represents the financing of investment securities purchased during the year and the reduction of long-term debt. See "Interest Rate Sensitivity" and "Liquidity" for further discussion of the use of short-term borrowings by the Company.

Table 16:  Summary of Short Term Borrowings
                                                                        December 31,
                                                --------------------------------------------------------
(in thousands of dollars)                           1996                    1995                    1994
--------------------------------------------------------------------------------------------------------
Federal funds purchased                         $ 30,000                $ 55,000                $     --
Securities sold under agreements
  to repurchase                                  155,751                 108,964                  93,174
Treasury tax and loan,
  note option accounts                             7,490                   1,767                   2,317
Commercial paper                                      --                      --                   9,455
Other short term borrowings                          350                      --                  43,172
--------------------------------------------------------                --------                --------
      Total                                     $193,591                $165,731                $148,118
------------------------------------------------========                ========                ========

Table 17:  Selected Data for Federal Funds Purchased and
           Securities Sold Under Repurchase Agreements
                                                                        December 31,
                                                --------------------------------------------------------
(in thousands of dollars)                           1996                    1995                    1994
--------------------------------------------------------------------------------------------------------
Amount outstanding at year-end                  $185,751                $163,964                $ 93,174
Weighted average interest rate
  at year-end                                       4.70%                   5.13%                   4.84%
Average balances outstanding
  for the year                                  $238,769                $137,771                $  2,317
Average interest rate for the year                  4.92%                   5.31%                   3.63%
Maximum amount outstanding at
  any month-end during the year                 $326,903                $191,271                $235,867

Table 18: Maturities of Off-Balance Sheet Investment Products
                                                                                                                            Total
                                                                                                             Notional  Unrealized
(in thousands of dollars)                                   1997         1998      1999      2000    2001+      Value  Gain (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Receive fixed generic interest rate swaps (Prime Rate)
  Notional value                                         $    --       $50,000    $  --   $85,000    $  --   $135,000     $(1,359)
  Weighted average receive rate                               --          8.82%      --      8.17%      --       8.41%

Purchased interest rate floors (Prime Rate):
  Notional value                                         $75,000<F1>   $40,000    $  --   $    --    $  --   $115,000     $   128
  Weighted average receive rate                             9.00%         8.50%      --        --       --       8.83%

<F1> The maximum rate received on the $75 million floor is 1.00%


12    Mark Twain Bancshares, Inc.

Table 19:  Rate Sensitivity at December 31, 1996              0-1         2-12       13-24       25-36     Over 36
(in thousands of dollars)                                  Months       Months      Months      Months      Months       Total
------------------------------------------------------------------------------------------------------------------------------
Earning Assets

Loans                                                  $1,268,722    $ 246,127   $ 150,279    $174,985    $337,802  $2,177,915
Federal funds sold and securities
   purchased under resale agreements                       23,500           --          --          --          --      23,500
Held-to-maturity securities                                 2,938       30,811      54,536      25,386     104,808     218,479
Available-for-sale securities                              15,876       59,002      98,160      97,002     188,124     458,164
Trading account securities                                 30,772           --          --          --          --      30,772
Interest bearing due from banks                             4,387           --          --          --          --       4,387
Interest rate swaps and interest rate floors             (160,000)     (15,000)     90,000          --      85,000          --
-----------------------------------------------------------------    ---------   ---------    --------    --------  ----------
   Total earning assets                                $1,186,195    $ 320,940   $ 392,975    $297,373    $715,734  $2,913,217
-------------------------------------------------------==========    =========   =========    ========    ========  ==========
Interest Bearing Liabilities

Interest bearing demand deposits                       $  121,420    $      --   $  18,446    $ 18,446    $ 73,779  $  232,091
Savings and money market deposits                         680,092           --       7,747       7,747      30,987     726,573
Time deposits                                             100,903      777,780     144,414      64,225      50,495   1,137,817
Short-term borrowings                                     193,591           --          --          --          --     193,591
Long-term debt                                                 --           --          --          --       2,036       2,036
-----------------------------------------------------------------    ---------   ---------    --------    --------  ----------
   Total interest bearing liabilities                  $1,096,006    $ 777,780   $ 170,607    $ 90,418    $157,297  $2,292,108
-------------------------------------------------------==========    =========   =========    ========    ========  ==========
Monthly Gap                                            $   90,189    $(456,840)  $ 222,368    $206,955    $558,437
-------------------------------------------------------==========    =========   =========    ========    ========
Cumulative Gap                                         $   90,189    $(366,651)  $(144,283)   $ 62,672    $621,109
-------------------------------------------------------==========    =========   =========    ========    ========


Interest Rate Derivatives

During 1995 and 1996, the Company engaged in a limited number of interest rate derivative transactions to reduce the Company's sensitivity to falling interest rates. There were no such transactions prior to 1995. The Company has established policies and procedures to manage the risks associated with these financial instruments. Such transactions are directly approved by the Company's Asset/Liability Committee. Only those products which qualify under current accounting rules for hedge accounting treatment are allowed by policy. Management believes that interest rate derivatives are a critical tool in managing the Company's net interest income and net income through periods of sudden changes in interest rates.

Table 18 summarizes the Company's interest rate derivative transactions as of December 31, 1996. The Company has transacted two types of interest rate derivatives - interest rate floors and interest rate swaps. Interest rate floors are transactions whereby the Company pays another party an upfront premium to receive the difference of a fixed rate less the reference rate, with no further obligation from the Company. Premiums paid and amounts due from the floors are accrued over the term of the floor. Interest rate swaps are transactions whereby the Company swaps its floating rate assets to a fixed rate. Amounts due from or to the Company are accrued during the term of swap. All of the Company's current interest rate derivatives reduce the sensitivity of the Company's earnings from decreases in the prime rate.

Interest Rate Sensitivity

The Company's Asset/Liability Committee monitors the interest rate sensitivity of the balance sheet on a monthly basis. The committee reviews asset and liability repricing in the context of current and possible interest rate scenarios and the economic climate, both nationally and in the Company's market areas. The Company manages net interest income on a continuous 12-month cycle through various interest rate scenarios and simulations. The objective of the committee is to minimize the earnings sensitivity to changes in interest rates while maintaining a net interest margin in keeping with company objectives.

Table 19 represents a point in time analysis of the Company's interest rate sensitivity using known repricing of loans and deposits and estimated prepayments from mortgage-backed securities. The estimates on mortgage-backed security prepayments are based on management's experience of how these bonds will perform over their expected lives. These estimates are believed to be conservative.

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

Using both the information from the simulations and from Table 19, the Company is asset sensitive in the most immediate time frames and liability sensitive thereafter. The structure

                                                  Annual Report 1996    13
of the balance sheet is deliberately positioned for a rising rate environment in the near term by management preference. Declines in net interest rates could have a short-term adverse effect on the net interest income of the Company.

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

The designation of securities as available-for-sale and held-to-maturity does not impact the portfolio as a source of liquidity due to the ability to transact repurchase agreements using those securities. The Company maintains federal funds lines of approximately $200 million and repurchase agreement lines for the sale and repurchase of securities. Liquidity needs, as well as the economic and interest rate environment, are all assessed on a continuous basis when analyzing the Company's securities portfolio. If alterations in the securities portfolio are deemed necessary, decisions are not materially influenced by unrealized gains or losses that may exist at any point in time in the portfolio.

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

Capital

Total shareholders' equity increased 12.9% in 1996 to total $311.6 million at December 31, 1996 compared to $275.9 million at year-end 1995. Excluding the change in net unrealized gains (losses) on available-for-sale securities, shareholders' equity increased 14.0% in 1996. The Company's average equity-to-asset ratio was 9.52% for 1996, the highest level in the history of the Company. At year-end 1996, the Company's equity-to-asset ratio was 9.95%, also the highest level in Company history.

Dividends paid during 1996 increased 14.8% to $1.24 per share from $1.08 per share in 1995. This represents a dividend payout ratio of 38.39%. The Company expects to maintain a payout ratio between 35% and 45%.

The Company also analyzes its capital and the capital position of its subsidiaries in terms of regulatory risk-based capital guidelines. Under the capital adequacy guidelines regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 1996, that the Company and its subsidiaries meet all capital adequacy requirements to which they are subject. Note 22 - Regulatory Matters, to the Consolidated Financial Statements summarizes the capital requirements and capital ratios for the Company and its significant subsidiaries.

In April 1995, the Company's board of directors authorized the purchase of up to one million shares of the Company's common stock in a systematic pattern to meet the common stock issuance requirements of the Company's 1995 Stock Option Plan and other corporate purposes. During 1995, the Company purchased approximately 109,000 shares under this program for the benefit plan and other ongoing needs. During 1996, the Company purchased approximately 486,000 shares under the program. Approximately 307,000 of the shares purchased in 1996 were purchased for and reissued upon the conversion of the Company's 7% convertible subordinated capital notes. The remainder of the shares purchased in 1996 were for the benefit plan. Coincidental with entering into the Agreement and Plan of Reorganization between the Company and Mercantile Bancorporation Inc. on October 27, 1996, the Company terminated its stock repurchase program.

14    Mark Twain Bancshares, Inc.

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

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Mark Twain Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Mark Twain Bancshares, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mark Twain Bancshares, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  Ernst & Young LLP

St. Louis, Missouri
January 15, 1997


                                                    Annual Report 1996    15

Consolidated Balance Sheet


                                                                                                     December 31,
                                                                                             ---------------------------
(in thousands of dollars)                                                                          1996             1995
------------------------------------------------------------------------------------------------------------------------
Assets

Cash and due from banks                                                                      $  150,926       $  156,207
Interest bearing deposits with banks                                                              4,387               --
Federal funds sold and securities purchased under resale agreements                              23,500            7,900
Held-to-maturity securities (market value of $217,414 and $245,355, respectively)               218,479          244,094
Available-for-sale securities                                                                   458,164          445,808
Trading account securities                                                                       30,772           63,579
Loans, net of allowance for loan losses of $33,745 and $30,508, respectively                  2,144,170        1,941,431
Premises and equipment                                                                           24,977           20,764
Accrued income receivable                                                                        18,701           17,830
Other assets                                                                                     59,189           70,618
-------------------------------------------------------------------------------------------------------       ----------
  Total assets                                                                               $3,133,265       $2,968,231
---------------------------------------------------------------------------------------------==========       ==========
Liabilities

Non-interest bearing deposits                                                                $  498,431       $  519,155
Interest bearing deposits                                                                     2,096,481        1,938,237
-------------------------------------------------------------------------------------------------------       ----------
  Total deposits                                                                              2,594,912        2,457,392
-------------------------------------------------------------------------------------------------------       ----------
Short-term borrowings                                                                           193,591          165,731
Other liabilities                                                                                31,102           50,712
Long-term debt                                                                                    2,036           18,490
-------------------------------------------------------------------------------------------------------       ----------
  Total liabilities                                                                           2,821,641        2,692,325
-------------------------------------------------------------------------------------------------------       ----------
Shareholders' Equity

Common stock, $1.25 par value, authorized 30,000,000 shares,
  issued 17,114,839 and 16,508,220 shares, respectively                                          21,394           20,635
Surplus                                                                                          75,492           63,630
Undivided profits                                                                               229,149          194,888
Net unrealized gains (losses) on available-for-sale securities                                   (1,774)           1,026
-------------------------------------------------------------------------------------------------------       ----------
                                                                                                324,261          280,179
Less common treasury stock at cost, 432,333 and 362,685 shares, respectively                     12,637            4,273
-------------------------------------------------------------------------------------------------------       ----------
  Total shareholders' equity                                                                    311,624          275,906
-------------------------------------------------------------------------------------------------------       ----------
  Total liabilities and shareholders' equity                                                 $3,133,265       $2,968,231
---------------------------------------------------------------------------------------------==========       ==========
See accompanying notes to consolidated financial statements.


16    Mark Twain Bancshares, Inc.

Consolidated Statement of Income


                                                                                       Years Ended December 31,
                                                                         -----------------------------------------------
(in thousands of dollars, except per share data)                                1996               1995             1994
------------------------------------------------------------------------------------------------------------------------
Interest Income

Interest and fees on loans                                               $   182,201        $   180,955      $   146,845
Interest on held-to-maturity securities:
  Taxable                                                                     15,080             22,207           24,581
  Non-taxable                                                                    132                173              674
Interest on available-for-sale securities                                     28,070             15,884           15,056
Interest on trading account securities                                         3,425              3,003            4,197
Interest on mortgage loans held for resale                                        --                 --            2,453
Interest on deposits with banks                                                   33                 --                3
Interest on federal funds sold and securities
  purchased under resale agreements                                              700                951              804
------------------------------------------------------------------------------------        -----------      -----------
    Total interest income                                                    229,641            223,173          194,613
------------------------------------------------------------------------------------        -----------      -----------
Interest Expense

Interest on deposits                                                          89,202             85,006           62,479
Interest on short-term borrowings                                             12,370              8,414            6,337
Interest on long-term debt                                                       348              1,512            1,776
------------------------------------------------------------------------------------        -----------      -----------
    Total interest expense                                                   101,920             94,932           70,592
------------------------------------------------------------------------------------        -----------      -----------
Net interest income                                                          127,721            128,241          124,021
Provision for loan losses                                                      2,002              5,003            5,526
------------------------------------------------------------------------------------        -----------      -----------
    Net interest income after provision for loan losses                      125,719            123,238          118,495
------------------------------------------------------------------------------------        -----------      -----------
Other Income

Service charges on deposit accounts                                            8,256              7,051            7,398
Securities transactions                                                          234                296              309
Other income                                                                  31,317             29,439           27,793
------------------------------------------------------------------------------------        -----------      -----------
    Total other income                                                        39,807             36,786           35,500
------------------------------------------------------------------------------------        -----------      -----------
Other Expenses

Salaries and employee benefits                                                49,706             47,531           47,651
Net occupancy and furniture and equipment expense                             12,492             13,222           13,870
Other expenses                                                                19,614             25,769           28,761
------------------------------------------------------------------------------------        -----------      -----------
    Total other expenses                                                      81,812             86,522           90,282
------------------------------------------------------------------------------------        -----------      -----------
Income before income taxes                                                    83,714             73,502           63,713
Applicable income taxes                                                       30,446             25,789           22,731
------------------------------------------------------------------------------------        -----------      -----------
    Net income                                                           $    53,268        $    47,713      $    40,982
-------------------------------------------------------------------------===========        ===========      ===========
Primary Earnings per Share

Weighted average shares                                                   16,473,190         16,288,839       16,103,109
-------------------------------------------------------------------------===========        ===========      ===========
    Net income                                                           $      3.23        $      2.93      $      2.54
-------------------------------------------------------------------------===========        ===========      ===========
Fully Diluted Earnings per Share

Weighted average shares                                                   16,813,065         16,904,113       16,715,863
-------------------------------------------------------------------------===========        ===========      ===========
    Net income                                                           $      3.18        $      2.85      $      2.48
-------------------------------------------------------------------------===========        ===========      ===========
See accompanying notes to consolidated financial statements.


                                                     Annual Report 1996    17

Consolidated Statement of Changes in Shareholders' Equity


                                                                                              Net Unrealized
                                                                                               Gains (Losses)
                                                       Common Stock                            on Available-                   Total
                                                    -----------------               Undivided      for-Sale   Treasury Shareholders'
(in thousands)                                      Shares     Amount    Surplus      Profits    Securities      Stock       Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                          16,267    $20,334    $57,855     $137,813   $  1,013       $ 2,021     $214,994
  Net income                                            --         --         --       40,982         --            --       40,982
  Cash dividends declared                               --         --         --      (14,282)        --            --      (14,282)
  Common stock issued upon conversion of 7%
    convertible subordinated capital notes             109        135      1,588           --         --            --        1,723
  Reissuance of treasury stock pursuant to employee
    benefit and stock issuance plans (95 shares)        --         --        776           --         --          (465)       1,241
  Change in net unrealized gain (loss) on
    available-for-sale securities, net of tax           --         --         --           --    (10,636)           --      (10,636)
  Other, net                                            --         --         27           --         --            --           27
----------------------------------------------------------    -------    -------     --------   --------       -------     --------

Balance, December 31, 1994                          16,376     20,469     60,246      164,513     (9,623)        1,556      234,049
  Net income                                            --         --         --       47,713         --            --       47,713
  Cash dividends declared                               --         --         --      (17,338)        --            --      (17,338)
  Common stock issued upon conversion of 7%
    convertible subordinated capital notes             117        147      1,719           --         --            --        1,866
  Purchase of treasury stock (109 shares)               --         --         --           --         --         3,303       (3,303)
  Reissuance of treasury stock pursuant to employee
    benefit and stock issuance plans (145 shares)       --         --      1,241           --         --          (586)       1,827
Change in net unrealized gain (loss) on
    available-for-sale securities, net of tax           --         --         --           --     10,649            --       10,649
  Other, net                                            15         19        424           --         --            --          443
----------------------------------------------------------    -------    -------     --------   --------       -------     --------

Balance, December 31, 1995                          16,508     20,635     63,630      194,888      1,026         4,273      275,906
  Net income                                            --         --         --       53,268         --            --       53,268
  Cash dividends declared                               --         --         --      (20,099)        --            --      (20,099)
  Changes in equity due to acquisitions                607        759     14,750        1,092         31            --       16,632
  Purchase of treasury stock (486 shares)               --         --         --           --         --        18,495      (18,495)
  Reissuance of treasury stock upon conversion
    of 7% convertible subordinated capital notes
    (307 shares)                                        --         --     (1,905)          --         --        (6,776)       4,871
  Reissuance of treasury stock pursuant to employee
    benefit and stock issuance plans (110 shares)       --         --     (1,013)          --         --        (3,355)       2,342
  Change in net unrealized gain (loss) on
    available-for-sale securities, net of tax           --         --         --           --     (2,831)           --       (2,831)
  Other, net                                            --         --         30           --         --            --           30
----------------------------------------------------------    -------    -------     --------   --------       -------     --------

Balance, December 31, 1996                          17,115    $21,394    $75,492     $229,149   $ (1,774)      $12,637     $311,624
----------------------------------------------------======    =======    =======     ========   ========       =======     ========
See accompanying notes to consolidated financial statements.


18    Mark Twain Bancshares, Inc.

Consolidated Statement of Cash Flows


                                                                                       Years Ended December 31,
                                                                           ---------------------------------------------
(in thousands of dollars)                                                       1996              1995              1994
------------------------------------------------------------------------------------------------------------------------
Operating Activities

Net income                                                                  $ 53,268          $ 47,713          $ 40,982
Adjustments to reconcile to net cash provided by operating activities:
  Provision for loan losses                                                    2,002             5,003             5,526
  Provision for depreciation and amortization                                  3,968             4,883             5,758
  Amortization of security premiums and accretion of discounts                  (793)           (1,194)           (2,104)
  Provision for deferred income taxes                                           (335)           (2,214)           (3,248)
  Net decrease in mortgage loans held for resale                                  --                --           112,304
  Net (increase) decrease in trading account securities                       32,807           (30,670)            8,556
  Securities transactions                                                       (234)             (296)             (309)
  (Increase) decrease in accrued income receivable                               294              (258)           (3,001)
  Increase (decrease) in interest payable                                       (421)            1,771             1,862
  Other                                                                       (5,668)            9,574            (1,913)
------------------------------------------------------------------------------------          --------          --------
    Net cash provided by operating activities                                 84,888            34,312           164,413
------------------------------------------------------------------------------------          --------          --------
Investing Activities

Net increase in loans                                                       (113,677)         (112,292)         (144,731)
Net proceeds from sales of foreclosed property                                 4,762             4,864             2,977
Net (increase) decrease in premises and equipment                             (3,029)            3,133            (2,354)
Purchase of assets to be leased                                                 (936)           (2,979)           (2,664)
Proceeds from sale of available-for-sale securities                           36,498            29,185             2,962
Proceeds from maturities and prepayments of securities
  available for sale                                                          66,625            26,584            50,132
Purchase of available-for-sale securities                                    (87,247)          (99,593)          (53,106)
Proceeds from maturities and prepayments of
  held-to-maturity securities                                                 46,605            54,995           165,711
Purchase of held-to-maturity securities                                      (19,074)          (99,805)         (241,361)
Net cash of acquired companies                                                25,138                --                --
------------------------------------------------------------------------------------          --------          --------
    Net cash used by investing activities                                    (44,335)         (195,908)         (222,434)
------------------------------------------------------------------------------------          --------          --------
Financing Activities

Net increase (decrease) in deposits                                             (386)          185,335            80,144
Net increase in short-term borrowings                                         22,446            17,613             8,422
Payments on long-term debt                                                   (11,655)              (32)           (2,582)
Cash dividends                                                               (20,099)          (17,338)          (14,282)
Purchase of treasury stock                                                   (18,495)           (3,303)               --
Reissuance of treasury stock                                                   2,342             1,827             1,241
Other                                                                             --                --                25
------------------------------------------------------------------------------------          --------          --------
    Net cash provided (used) by financing activities                         (25,847)          184,102            72,968
------------------------------------------------------------------------------------          --------          --------
  Increase in cash and cash equivalents                                       14,706            22,506            14,947
Cash and cash equivalents at beginning of year                               164,107           141,601           126,654
------------------------------------------------------------------------------------          --------          --------
Cash and cash equivalents at end of year                                    $178,813          $164,107          $141,601
----------------------------------------------------------------------------========          ========          ========

See Note 14 for supplemental disclosures.

See accompanying notes to consolidated financial statements.


Annual Report 1996    19



Notes to Consolidated Financial Statements



   Summary of Significant
 1 Accounting Policies
-----------------------------------------------------------------------------

Mark Twain Bancshares, Inc. (the Company) is a multi-bank holding company which, through its subsidiaries, operates 42 banking locations in the St. Louis, Kansas City, and Springfield, Missouri metropolitan areas. The Company's subsidiaries provide commercial and retail financial services which include providing financing to small and middle-market businesses, bond and brokerage services, and trust services.

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

Cash Equivalents. For purposes of the Consolidated Statement of Cash Flows, the Company considers cash and due from banks, interest-bearing deposits with banks, and federal funds sold and securities purchased under resale agreements as cash and cash equivalents.

Securities. Securities that management has both the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Securities which are purchased with the intent to hold for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy or that may be sold to meet liquidity needs, are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reflected as a separate component of shareholders' equity, net of tax, until realized. Securities which are purchased with the intent to hold for a short period of time are classified as trading account securities and are carried at fair value, with unrealized gains and losses reflected as adjustments to other income.

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

Foreclosed Property. Foreclosed property represents properties acquired through customer loan defaults and is classified as other assets. The property is stated at an amount equal to the lesser of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property, or fair value less estimated selling costs of the property. The carrying value of foreclosed property at December 31, 1996 and 1995 was $3,424,000 and $6,099,000, respectively.

20    Mark Twain Bancshares, Inc.



Intangible Assets. The unamortized amount of intangible assets is included in other assets. The excess of cost over the fair value of net assets acquired for all acquisitions accounted for as purchases is amortized on a straight-line basis over periods ranging from 15 to 40 years from the respective dates of acquisition. The identifiable intangible assets, representing the acquired deposit base premium on acquisitions accounted for as purchases, are being amortized on a straight-line basis over a period of 5 to 10 years from the respective dates of acquisition.

At December 31, 1996 and 1995, the Company had no capitalized purchased mortgage servicing rights and excess servicing fees. Total amortization expense for purchased mortgage servicing rights and excess servicing fees was $0, $0, and $450,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

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

See Note 21 for a discussion of the risks associated with derivatives and the Company's policies to monitor such risks.

Stock-based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the time of grant or such higher price as may be required under the Internal Revenue Code at the time of grant in the case of a grant to a 10% shareholder. In accordance with the provisions of Statement of Financial
Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock options. Accordingly, the Company does not recognize compensation expense for the stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would not have been reduced by a material amount.

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

 2 Acquisitions and Pending Affiliation
----------------------------------------------------------------------------

On October 27, 1996, the Company entered into an Agreement and Plan of
Reorganization between the Company, Mercantile Bancorporation Inc.
(Mercantile) and Ameribanc, Inc. (Merger Sub) under which Mercantile would acquire the Company through a merger of the Company with and into Merger Sub.
Upon consummation of the merger, each issued and outstanding share of the Company's common stock would be converted into and become the right to receive .952 shares of Mercantile common stock. Shareholder and regulatory approvals of the merger are pending. If approved, plans call for the merger to be completed in the second quarter of 1997. It is anticipated that the merger will be accounted for as a pooling of interests.

On December 27, 1996, the Company acquired First City Bancshares,
Incorporated of Springfield, Missouri, owner of First City National Bank,
Springfield, Missouri, for 243,656 shares of the Company's common stock. An additional 25,011 shares are contingently issuable and are held in escrow.

                                                     Annual Report 1996    21



Notes to Consolidated Financial Statements (continued)


These escrowed shares are not shown as outstanding as of December 31, 1996.
The acquisition was accounted for under the purchase method of accounting.
The excess of the purchase price over the fair value of net assets acquired was approximately $4,920,000. The results of operations were included in the consolidated financial statements from the acquisition date.

On September 10, 1996, the Company acquired Northland Bancshares, Inc., owner of the First National Bank of Platte County in the Kansas City, Missouri, metropolitan area for 362,963 shares of the Company's common stock. The acquisition was accounted for under the pooling-of-interests method of accounting. The financial statements for prior periods were not restated as the transaction was not material to the consolidated financial statements.

On August 12, 1994, the Company acquired C.B. Bancshares, Inc., owner of
Century Bank in St. Louis, Missouri, for 705,110 shares of the Company's common stock. On November 15, 1994, the Company acquired United Kansas Bank
Group, Inc., owner of United Kansas Bank in Merriam, Kansas, for 473,866 shares of the Company's common stock. The acquisitions were accounted for under the pooling-of-interests method of accounting and, accordingly, prior period financial statements were restated.

 3 Held-to-Maturity Securities
----------------------------------------------------------------------------

The amortized cost and fair value of held-to-maturity securities were as follows:

                                                                      December 31, 1996
                                                         ---------------------------------------------
                                                         Amortized  Unrealized  Unrealized        Fair
(in thousands of dollars)                                     Cost       Gains      Losses       Value
------------------------------------------------------------------------------------------------------
Obligations of states
   and political
   subdivisions                                           $  4,180      $   85      $   15    $  4,250
Mortgage-backed
   securities                                              213,828         985       2,122     212,691
Other securities                                               471           2          --         473
------------------------------------------------------------------      ------      ------    --------
   Total                                                  $218,479      $1,072      $2,137    $217,414
----------------------------------------------------------========      ======      ======    ========

                                                                      December 31, 1995
                                                         ---------------------------------------------
                                                         Amortized  Unrealized  Unrealized        Fair
(in thousands of dollars)                                     Cost       Gains      Losses       Value
------------------------------------------------------------------------------------------------------
Obligations of states
   and political
   subdivisions                                           $  2,269      $   14        $ 12    $  2,271
Mortgage-backed
   securities                                              241,339       1,940         682     242,597
Other securities                                               486           1          --         487
------------------------------------------------------------------      ------        ----    --------
   Total                                                  $244,094      $1,955        $694    $245,355
----------------------------------------------------------========      ======        ====    ========

Held-to-maturity securities with a carrying value at December 31, 1996 and 1995, of $101,198,000 and $78,555,000, respectively, were pledged to secure public deposits and short-term borrowings and for other purposes required by law and remained under the Company's control.

The following table summarizes the maturity distribution of the held-to-maturity portfolio at December 31, 1996:

                                                         Amortized       Fair
(in thousands of dollars)                                     Cost       Value
------------------------------------------------------------------------------
Due in one year or less                                   $    179    $    180
Due after one year through five years                        1,575       1,581
Due after five years through ten years                       1,638       1,673
Due after ten years                                          1,259       1,289
------------------------------------------------------------------    --------
                                                             4,651       4,723
Mortgage-backed securities                                 213,828     212,691
------------------------------------------------------------------    --------
   Total                                                  $218,479    $217,414
----------------------------------------------------------========    ========

There were no sales of held-to-maturity securities during 1996, 1995 and 1994.


 4 Available-for-Sale Securities
-------------------------------------------------------------------------------

The amortized cost and fair value of available-for-sale securities were as follows:

                                                                      December 31, 1996
                                                         ---------------------------------------------
                                                         Amortized  Unrealized  Unrealized        Fair
(in thousands of dollars)                                     Cost       Gains      Losses       Value
------------------------------------------------------------------------------------------------------
U.S. Treasuries
   and agencies                                           $186,699      $  910      $1,098    $186,511
Obligations of states
   and political
   subdivisions                                              1,790          59          --       1,849
Mortgage-backed
   securities                                              257,627         570       2,641     255,556
Other securities                                            14,913          47         712      14,248
------------------------------------------------------------------      ------      ------    --------
   Total                                                  $461,029      $1,586      $4,451    $458,164
----------------------------------------------------------========      ======      ======    ========

                                                                      December 31, 1995
                                                         ---------------------------------------------
                                                         Amortized  Unrealized  Unrealized        Fair
(in thousands of dollars)                                     Cost       Gains      Losses       Value
------------------------------------------------------------------------------------------------------
U.S. Treasuries
   and agencies                                           $161,549      $2,305      $   68    $163,786
Obligations of states
   and political
   subdivisions                                              2,112          73          10       2,175
Mortgage-backed
   securities                                              272,489       1,405       2,048     271,846
Other securities                                             8,001          --          --       8,001
------------------------------------------------------------------      ------      ------    --------
   Total                                                  $444,151      $3,783      $2,126    $445,808
----------------------------------------------------------========      ======      ======    ========

Available-for-sale securities with a carrying value at December 31, 1996 and 1995, of $233,061,000 and $189,680,000, respectively, were pledged to secure public deposits and short-term borrowings and for other purposes required by law and remained under the Company's control.

22    Mark Twain Bancshares, Inc.

The following table summarizes the maturity distribution of the available-for-sale portfolio at December 31, 1996:

                                                         Amortized       Fair
(in thousands of dollars)                                     Cost       Value
------------------------------------------------------------------------------
Due in one year or less                                   $ 67,917    $ 67,640
Due after one year through five years                      125,153     125,042
Due after five years through ten years                       6,290       6,152
Due after ten years                                          4,042       3,774
------------------------------------------------------------------    --------
                                                           203,402     202,608
Mortgage-backed securities                                 257,627     255,556
------------------------------------------------------------------    --------
   Total                                                  $461,029    $458,164
----------------------------------------------------------========    ========

The following table summarizes the proceeds, gross gains, and gross losses from sales of available-for-sale securities for the years ended December 31, 1996, 1995, and 1994:

(in thousands of dollars)                                     1996        1995        1994
------------------------------------------------------------------------------------------
Proceeds                                                   $36,498     $29,185      $2,962
Gross gains                                                    264         302           3
Gross losses                                                    30           6           2

 5 Loans
-------------------------------------------------------------------------------

At December 31, 1996 and 1995, the carrying value of loans consisted of the following:

(in thousands of dollars)                                     1996        1995
------------------------------------------------------------------------------
Commercial and industrial                               $  956,155  $  867,899
Real estate construction                                   346,221     273,197
Real estate mortgage                                       725,058     683,593
Consumer                                                   150,481     147,250
------------------------------------------------------------------  ----------
Loans                                                    2,177,915   1,971,939
Less allowance for loan losses                              33,745      30,508
------------------------------------------------------------------  ----------
   Net loans                                            $2,144,170  $1,941,431
--------------------------------------------------------==========  ==========


Loans are presented net of unearned discount and net deferred loan fees (expenses) of $19,000 and $(162,000) at December 31, 1996 and 1995,
respectively.

During 1996 and 1995, the subsidiary banks made loans to some of the directors and officers of the Company and its significant subsidiaries, as well as to certain related persons, interests or organizations of the directors and executive officers. All such loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans made to other persons. None involved more than normal risk of collectibility or presented other unfavorable features. At December 31, 1996 and 1995, these loans, exclusive of any loans to any such persons for which the aggregate did not exceed $60,000 during the latest year, amounted to approximately
$67,915,000 and $67,726,000, respectively. For the year ended December 31, 1996, $13,743,000 in new loans were made, and $13,554,000 represented repayments. At December 31, 1996 and 1995, the Company had advanced $1,668,000 and $2,169,000, respectively, to 17 and 23 officers of the Company or its subsidiaries for the purpose of purchasing shares of stock of the Company.

Transactions in the allowance for loan losses for the years ended December 31, 1996, 1995, and 1994, were as follows:

(in thousands of dollars)                                     1996        1995        1994
------------------------------------------------------------------------------------------
Balance at beginning of year                               $30,508     $28,894     $27,012
Allowance of acquired banks                                  2,424          --          --
Provision for loan losses                                    2,002       5,003       5,526
------------------------------------------------------------------     -------     -------
                                                            34,934      33,897      32,538
------------------------------------------------------------------     -------     -------
Loans charged-off                                            2,420       4,342       4,768
Recoveries of loans charged-off                              1,231         953       1,124
------------------------------------------------------------------     -------     -------
   Net loans charged-off                                     1,189       3,389       3,644
------------------------------------------------------------------     -------     -------
Balance at end of year                                     $33,745     $30,508     $28,894
-----------------------------------------------------------=======     =======     =======

At December 31, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114, as amended by SFAS No. 118, was $9,330,000 (of which $7,086,000 were on non-accrual status). Included in this amount is $9,184,000 of impaired loans for which the related allowance for loan losses is $2,583,000 and $146,000 of impaired loans that as a result of write-downs do not have an allowance for loan losses. At December 31, 1995, the recorded investment in loans that were considered to be impaired was $13,663,000 (all of which are on non-accrual status). Included in this amount is $13,387,000 of impaired loans for which the related allowance for loan losses was $2,009,000 and $276,000 of impaired loans that as a result of write-downs did not have an allowance for loan losses. The average recorded investments in impaired loans for the years ended December 31, 1996 and 1995, were approximately $9,185,000 and $8,933,000, respectively. Interest income, recorded using the cash basis method, for those loans for the years ended December 31, 1996 and 1995, was insignificant.

6 Premises and Equipment
-------------------------------------------------------------------------------
At December 31, 1996 and 1995, premises and equipment by classification consisted of the following:

(in thousands of dollars)                                     1996        1995
------------------------------------------------------------------------------
Land                                                       $ 4,546     $ 3,334
Buildings                                                   11,612       9,727
Leasehold improvements                                      19,631      17,510
Furniture, fixtures and equipment                           23,188      20,226
------------------------------------------------------------------     -------
   Total cost                                               58,977      50,797
Less accumulated depreciation and amortization              34,000      30,033
------------------------------------------------------------------     -------
   Net carrying value                                      $24,977     $20,764
-----------------------------------------------------------=======     =======

Depreciation and amortization charged to expense amounted to $3,040,000, $3,983,000 and $4,257,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

                                                     Annual Report 1996    23

 7 Deposits
-------------------------------------------------------------------------------

At December 31, 1996 and 1995, the carrying value of deposits consisted of the following:

(in thousands of dollars)                                    1996         1995
------------------------------------------------------------------------------
Non-interest bearing demand deposits                   $  498,431   $  519,155
Interest bearing demand deposits                          232,091      234,686
Savings and money market deposits                         726,573      664,155
Time deposits                                           1,137,817    1,039,396
-----------------------------------------------------------------   ----------
   Total deposits                                      $2,594,912   $2,457,392
-------------------------------------------------------==========   ==========

Scheduled maturities of time deposits at December 31, 1996 are:
1997-$878,683,000; 1998-$144,414,000; 1999-$64,225,000; 2000-$47,944,000; and
2001 and thereafter $2,551,000.

 8 Short-term Borrowings
------------------------------------------------------------------------------

Short-term borrowings consisted of the following:

                                                         December 31,
                                            ----------------------------------
(in thousands of dollars)                        1996        1995        1994
------------------------------------------------------------------------------
Federal funds purchased                      $ 30,000    $ 55,000     $     --
Securities sold under agreements
   to repurchase                              155,751     108,964       93,174
Treasury tax and loan,
   note option accounts                         7,490       1,767        2,317
Commercial paper                                   --          --        9,455
Other short-term borrowings                       350          --       43,172
-----------------------------------------------------    --------     --------
   Total short-term borrowings               $193,591    $165,731     $148,118
---------------------------------------------========    ========     ========

The Company has available lines of credit of $22,000,000 of which none had been utilized at December 31, 1996. Commitment fees range up to 14% for these lines of credit, and they may be withdrawn at any time without prior notice.

The table below presents data concerning securities sold under repurchase agreements, which generally mature in less than 30 days:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Average balances outstanding
   for the year                               $152,737    $107,315    $122,276
Maximum amount outstanding at
   any month-end during the year               210,022     161,522     194,816


 9 Long-term Debt
------------------------------------------------------------------------------

At December 31, 1996 and 1995, long-term debt was as follows:

(in thousands of dollars)                                     1996        1995
------------------------------------------------------------------------------
Parent Company:
   8 1/2% debentures due 1999                               $  --      $11,579
   7% convertible subordinated
      capital notes due 1999                                 2,036       6,911
------------------------------------------------------------------     -------
   Total long-term debt                                     $2,036     $18,490
------------------------------------------------------------======     =======

The 8 1/2% debentures due 1999 were issued on February 27, 1987. The debentures were called for redemption at a premium over par of 1%, effective March 1, 1996.

The 7% convertible subordinated capital notes due in 1999, issued on June 23, 1987, are convertible into the Company's common stock at a conversion price of $15.889 per share. The notes are redeemable with certain limitations by the holders and by the Company beginning June 1, 1988, at a premium over par declining from 7% (0% as of December 31, 1996). At maturity, noteholders will receive common stock or cash to the extent that qualified funds are available. During 1996, 1995, and 1994, the noteholders converted notes into 306,723 shares, 117,467 shares, and 108,530 shares of common stock, respectively. At December 31, 1996, there were 128,138 shares of common stock reserved for issuance upon conversion of the notes.

Scheduled maturity of the borrowed funds as of December 31, 1996, is 1999 - $2,036,000.

 10 Income Taxes
------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996, 1995, and 1994 were as follows:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Deferred tax assets:
   Reserve for loan losses                     $12,932     $11,835     $10,672
   Tax effect of SFAS
      No. 115 Allowance                          1,092          --       6,181
   Pension obligation                            2,415       2,193       2,013
   Tax over book basis of
      premises and equipment                     1,401       1,886       1,132
   Tax over book basis of
      foreclosed real estate                       347         646         573
   Deferred gain on sale/leaseback                 323         338         410
   Deferred loan fees                               --          --         484
------------------------------------------------------     -------     -------
      Total deferred tax assets                 18,510      16,898      21,465
------------------------------------------------------     -------     -------
Deferred tax liabilities:
   Lease financing transactions                  1,641       2,212       1,644
   Tax effect of SFAS
      No. 115 Allowance                             --         631          --
   Book over tax basis of
      partnership investments                       --          --         418
   Discount accretion                              486         466         293
   Others, net                                     604         432         553
------------------------------------------------------     -------     -------
      Total deferred tax liabilities             2,731       3,741       2,908
------------------------------------------------------     -------     -------
        Net deferred tax asset                 $15,779     $13,157     $18,557
-----------------------------------------------=======     =======     =======

24   Mark Twain Bancshares, Inc.

Applicable income taxes (benefits) for the years ended December 31, 1996, 1995, and 1994, including the tax effect of securities transactions of $82,000, $103,000, and $108,000, respectively, were as follows:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Current (Federal and State)                    $30,781     $28,003     $25,979
Deferred                                          (335)     (2,214)     (3,248)
------------------------------------------------------     -------     -------
   Total applicable income taxes               $30,446     $25,789     $22,731
-----------------------------------------------=======     =======     =======

The total tax differs from that computed by applying the U.S. Federal income tax rate of 35% to income before taxes. A reconciliation of these differences is as follows:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Computed expected
   Federal tax expense                         $29,300     $25,726     $22,299
Increase (decrease) in Federal
   taxes resulting from:
      State income taxes (net of
       Federal income tax benefit)               1,953         608       1,841
      Tax-exempt interest                         (831)       (825)       (870)
      Low-income housing tax credit               (827)       (806)     (1,095)
      Disallowed expenses                          782         548         971
      Other, net                                    69         538        (415)
------------------------------------------------------     -------     -------
   Total applicable income taxes               $30,446     $25,789     $22,731
-----------------------------------------------=======     =======     =======

 11  Restrictions on Subsidiary Dividends
------------------------------------------------------------------------------

Subsidiary bank dividends are the principal source of funds for payment of dividends by the Company to its shareholders. The payment of dividends by the banks are subject to regulation by the Federal Deposit Insurance Corporation. The state-chartered banks are also subject to regulation by the states of Missouri, Kansas and Illinois. The nationally chartered bank is subject to regulation by the Comptroller of the Currency. These payments are not restricted as to the amount of dividends that can be paid, other than what prudent and sound banking principles permit and what must be retained to meet minimum legal capital requirements. Accordingly, approximately $108,390,000 could be paid at December 31, 1996, without prior regulatory approval.

Extensions of credit by subsidiaries to the Company are permitted by regulatory authorities but are limited in amount and subject to collateral requirement. At December 31, 1996, approximately $21,811,000 would have been available under Federal Reserve guidelines.

 12 Stock Option Plans
------------------------------------------------------------------------------
Under the 1995, 1992, and 1983 Incentive Stock Option Plans, 900,000,
675,000, and 450,000 shares of common stock, respectively, were available for grant to officers and key employees. Options are granted at fair market value at the date of grant for a term of five to ten years. At December 31, 1996 and 1995, 553,385 shares and 829,585 shares, respectively, were available for grant under the Option Plans.

Exercise prices for options outstanding as of December 31, 1996, ranged from $16.67 to $42.03. The weighted-average remaining contractual life of those options is 2.49 years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995: risk-free interest rate of 6.0%; dividend yield of 3.28%; volatility factors of the expected market price of the Company's common stock of 0.17; and a weighted-average expected life of the options of 4.5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The following table summarizes option activity and related information for 1996, 1995, and 1994:

                                                          1996                         1995                         1994
                                                ------------------------     ------------------------     ------------------------
                                                        Weighted-Average             Weighted-Average             Weighted-Average
                                                Options   Exercise Price     Options   Exercise Price     Options   Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding-January 1                           817,141           $23.83     700,364           $19.93     562,237           $16.26
   Granted                                      276,200            38.61     244,500            27.81     220,700            25.54
   Exercised                                    (94,668)           18.26    (127,723)           10.63     (75,223)            9.31
   Cancelled                                         --               --          --               --      (7,350)           16.38
-------------------------------------------------------           ------     -------           ------     -------           ------
Outstanding-December 31                         998,673           $28.45     817,141           $23.83     700,364           $19.93
------------------------------------------------=======           ======     =======           ======     =======           ======
Exercisable-December 31                         375,121           $22.98     254,298           $20.71     184,534           $15.39
------------------------------------------------=======           ======     =======           ======     =======           ======
Weighted-average fair value of options granted
   during the year                                $7.34                        $5.14
--------------------------------------------------=====                        =====

                                                      Annual Report 1996   25

    Restrictions on Cash
 13 and Due From Banks
------------------------------------------------------------------------------
At December 31, 1996, $34,426,000 in cash and due from bank balances were maintained in accordance with the guidelines as set forth by the Federal Reserve Bank to maintain certain average reserve balances.

    Supplemental Disclosures for the
 14 Consolidated Statement of Cash Flows
------------------------------------------------------------------------------
Supplemental disclosures of noncash investing and financing activities, and additional disclosures, including details of cash and cash equivalents from acquisitions accounted for as purchases or pooling-of-interests with no restatement, were as follows:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Fair value of assets purchased                $161,685    $     --     $    --
Liabilities assumed                            144,606          --          --
Issuance of common stock                        16,632          --          --
------------------------------------------------------    --------     -------
Net cash paid for acquisitions                    (447)         --          --
Cash and cash equivalents acquired              25,585          --          --
------------------------------------------------------    --------     -------
Cash and cash equivalents from
   acquisitions, net of cash paid             $ 25,138    $     --     $    --
----------------------------------------------========    ========     =======
Conversion of 7% convertible
   subordinated capital notes into
   common stock                               $  4,871    $  1,866     $ 1,723
Held-to-maturity securities
   transferred to available-for-sale
   securities                                       --     184,801          --
Available-for-sale securities
   transferred to held-to-maturity
   securities                                       --      29,378          --
Transfer from loans to foreclosed
   property                                        896       1,940       2,386
Additional disclosures:
   Interest paid                               102,349      93,161      68,732
   Income taxes paid                            31,224      27,370      26,232

In December 1995, the Financial Accounting Standards Board issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," which allowed all entities a one-time opportunity to reconsider the classification of securities. Accordingly, the Company reclassified certain securities during December
1995 between held-to-maturity securities and available-for-sale securities.


 15  Net Trading Revenue
------------------------------------------------------------------------------
The Company's trading activities involve secondary marketing in several financial markets. Trading revenue is earned on an as agent or principal basis in executing transactions for customers. The Company maintains a trading account in which it takes positions, primarily to provide a resource for institutional and retail activity to fill customers' investment needs. In addition, the Company maintains trading accounts in which it takes positions in the bond and equity markets based on expectations of future market conditions. Trading revenue results from combined portfolios of instruments that are managed on an aggregate basis.
The following table summarizes the components of net trading revenue for the years ended December 31, 1996, 1995, and 1994.

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Mortgage-backed securities                     $ 3,342     $ 4,105      $3,437
U.S. Treasury and agency
   securities                                    2,041       2,264       2,361
Foreign securities                               4,485       3,314       1,239
Corporate debt securities                          449         479         439
Corporate equity securities                      1,208       2,091        (408)
State and political subdivision
   securities                                      820         936         890
Other                                               58         132         394
------------------------------------------------------     -------      ------
   Total net trading revenue                   $12,403     $13,321      $8,352
-----------------------------------------------=======     =======      ======

For the years ended December 31, 1996, 1995, and 1994, the change in net unrealized holding gains (losses) on trading account securities included in net trading revenue was $(1,361,000), $2,267,000 and $(307,000), respectively.


 16 Retirement Plans
------------------------------------------------------------------------------
The Company maintains both qualified and non-qualified non-contributory pension plans that cover substantially all employees who meet certain age and service requirements. The Company does not provide any other post-retirement benefits.

The qualified plan was established in 1989 and provides pension benefits based on the employee's length of service and compensation levels. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards but not more than is tax deductible. For 1996, 1995 and 1994, $1,600,000 was contributed to the plan each year.

The non-qualified plan provides pension benefits to certain employees of the Company, which would have been provided under the qualified plan in the absence of limits placed on qualified plan benefits by the Internal Revenue Service. The Company's funding policy has been to fund benefits as they are paid. In 1993, the Company also purchased life insurance policies (Company as beneficiary) with a face value of $19,500,000 as a method to partially finance benefits under this plan. The cash surrender value of these policies was $1,936,000 and $1,176,000 at December 31, 1996 and 1995. Contributions under the non-qualified plan were not material for the three years in the period ended December 31, 1996.

At December 31, 1996, 1995, and 1994, the qualified plan's assets were invested in the Arrow Equity Portfolio and Fixed Income Portfolio mutual funds managed by the Company's Trust Division, and in 27,250, 26,666 and 22,250 shares of common stock of the Company, respectively.

26    Mark Twain Bancshares, Inc.

The net periodic pension expense included in the consolidated statement of income is summarized as follows:

(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Service cost-benefits earned
   during the year                              $1,144      $  956      $  891
Interest cost on projected
   benefit obligation                            1,597       1,409       1,178
Net amortization and deferral                      636       2,039        (154)
Actual return on assets                           (907)     (2,092)        236
------------------------------------------------------      ------      ------
   Total                                        $2,470      $2,312      $2,151
------------------------------------------------======      ======      ======

The following table sets forth the plans' statuses and amounts recognized in the consolidated balance sheet:

                                                               December 31,
                                                           -------------------
(in thousands of dollars)                                     1996        1995
------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                               $18,049     $15,792
------------------------------------------------------     =======     =======
   Accumulated benefit obligation                          $18,307     $16,338
------------------------------------------------------     =======     =======
   Projected benefit obligation                            $23,944     $21,778
Plan assets at fair value                                  (12,410)    (10,065)
------------------------------------------------------     -------     -------
   Projected benefit obligation in
   excess of plan assets                                    11,534      11,713
Unrecognized net transition obligation                      (2,715)     (3,157)
Unrecognized net gain (loss)                                (2,438)     (2,756)
------------------------------------------------------     -------     -------
   Accrued pension liability                               $ 6,381     $ 5,800
------------------------------------------------------     =======     =======

Assumptions used in the actuarial present value determinations were as follows:

                                                  1996        1995        1994
------------------------------------------------------------------------------
Discount rate in determining
   benefit obligations                            7.50%       7.50%       8.00%
Rate of increase in compensation levels           4.50%       4.50%       4.50%
Expected long-term rate on assets                 8.50%       8.50%       8.50%


 17 Other Income and Expenses
------------------------------------------------------------------------------
A summary of the components of other income and other expenses exceeding one percent of revenues in any of the years presented is as follows:

                                                   Years Ended December 31,
                                               -------------------------------
(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Bond Division revenue                          $12,889     $11,903      $8,897
Trust Division revenue                           7,206       6,364       6,084
Brokerage revenue                                4,799       4,215       5,174
Mortgage Division revenue                           --          --       2,178
FDIC premiums                                        6       2,558       4,833
Data processing expense                          4,776       4,461       4,764
Charitable contributions                         1,062       3,057         713


 18 Leases
------------------------------------------------------------------------------
Commitments for leased banking and other premises and equipment expire or may be terminated at various dates through the year 2073. The future minimum annual rentals required under noncancelable leases, all of which are operating leases, having terms in excess of one year as of December 31, 1996, are as follows:

(in thousands of dollars)
------------------------------------------------------
1997                                           $ 5,852
1998                                             4,995
1999                                             4,720
2000                                             3,770
2001                                             2,841
Thereafter to 2073                              14,747


Certain leases are renewable at the Company's option for varying extended terms at renewal rates relating to the then fair value of the item. The total rent expense for equipment, bank premises, and other property was $6,205,000, $6,258,000, and $6,473,000 for the years ended December 31, 1996, 1995, and
1994, respectively.

 19 Legal Proceedings
------------------------------------------------------------------------------
The Company and its subsidiaries are parties to a number of lawsuits, most of which are considered routine litigation incidental to doing business. The Company, after consultation with legal counsel, does not expect the outcome of any litigation to have a material effect on its consolidated financial position.


 20  Fair Value of Financial Instruments
------------------------------------------------------------------------------
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

                                                     Annual Report 1996    27

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

Interest rate swaps, interest rate caps and floors, and foreign exchange contracts: The fair value of interest rate swaps, interest rate caps and floors, and foreign exchange contracts is estimated, using quoted market prices or dealer quotes, and represents the amount that the Company would receive or pay to execute a new agreement with terms identical to those remaining on the current agreements, considering current interest and exchange rates and the current creditworthiness of the counterparties.

The estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995, are summarized in the following table:

                                                                                  1996                             1995
                                                                   -----------------------------     -----------------------------
                                                                        Carrying/      Estimated          Carrying/      Estimated
(in thousands of dollars)                                          Contract Value     Fair Value     Contract Value     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Financial Assets
Cash and due from banks                                                $  150,926     $  150,926         $  156,207     $  156,207
Interest bearing deposits with banks                                        4,387          4,387                 --             --
Federal funds sold and securities purchased under resale agreements        23,500         23,500              7,900          7,900
Trading account securities                                                 30,772         30,772             63,579         63,579
Available-for-sale securities                                             458,164        458,164            445,808        445,808
Held-to-maturity securities                                               218,479        217,414            244,094        245,355
Loans, net of allowance                                                 2,144,170      2,185,355          1,941,431      1,995,038

Financial Liabilities
Deposits                                                               $2,594,912     $2,616,644         $2,457,392     $2,493,275
Short-term borrowings                                                     193,591        193,591            165,731        165,731
Long-term debt                                                              2,036          2,024             18,490         18,872
Foreign currency contracts                                                 74,427         72,638            137,272        135,993

Unrecognized Financial Instruments<F*>
Commitments to extend credit                                           $      411     $      411         $      314     $      314
Commercial letters of credit                                                    4              4                  3              3
Standby letters of credit                                                     333            333                291            291
Interest rate swaps                                                            95         (1,264)                 8          1,006
Interest rate caps and floors                                                 127            255                258            928

<F*>The amounts shown under "carrying amount" represent accruals or deferred fees arising from those unrecognized financial instruments.

28    Mark Twain Bancshares, Inc.

 21 Off-Balance Sheet Risk
-----------------------------------------------------------------------------
In the normal course of business, the Company utilizes a variety of off-balance sheet financial instruments to service the financial needs of its customers and as part of its interest rate risk management strategy. These instruments involve varying degrees of risk in excess of the amount recognized in the Company's balance sheet as either an asset or liability. As such, the contractual or notional amounts of these instruments may or may not be an appropriate indicator of the credit or market risk associated with these instruments.

The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures.

The Company issues loan commitments, commercial letters of credit and standby letters of credit. For these instruments, the contractual amount represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contract. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts do not represent future credit exposure or liquidity requirements.

Commercial and standby letters of credit are subject to the same credit policies and underwriting standards used when making loans or extending loan commitments. The amount of collateral obtained is based on management's credit evaluation of the customer and generally consists of securities, receivables, inventory, fixed assets and deeds of trust.

Interest rates, in the event of funding these commitments, are predominantly based on floating rates or prevailing market rates at the time of funding. Substantially all of the loan commitments and standby letters of credit expire within one year unless renewed by the Company.

The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. Committed exposures include foreign currency denominated deposit accounts and commercial letters of credit. The risks inherent in these contracts are the potential inability of a counterparty to meet the terms of each contract and the risk associated with changes in the market values of the underlying contracts. The contractual amounts of these instruments greatly exceed the possible loss that could arise from counterparty default or changes in currency rates. The Company does not engage in speculation. The Company's foreign exchange contracts do not subject the Company to significant risk due to exchange rate movements because gains and losses on these contracts offset gains or losses on the liabilities and transactions being hedged. The exposure to credit loss for foreign exchange contracts can be estimated by calculating the cost to replace all profitable outstanding contracts at current market rates. At December 31, 1996 and 1995, the Company's exposure to credit loss from commitments to purchase and sell foreign exchange contracts was $402,000 and $1,006,000, respectively.

The Company enters into interest rate swap and interest rate cap and floor contracts as part of its interest rate risk management strategy. These contracts involve the exchange of interest payments without the exchange of the underlying notional amount on which the interest payments are calculated. The notional amounts do not represent direct credit risk exposures. The Company's direct credit exposure is limited to the net difference between the calculated pay and receive amounts on each transaction, which is generally netted and paid quarterly, and the ability of the counterparty to perform its payment obligation under the contract. The Company has very strict policies governing such contracts, including the evaluation of the creditworthiness of the counterparties and the inclusion of collateral arrangements within the contracts to minimize credit risk. The methods used to determine counterparties are formally reviewed and approved annually. At December 31, 1996, there were no past due payments related to the interest rate contracts.

The following table summarizes the contractual amounts of the Company's off-balance sheet financial instruments as of December 31, 1996 and 1995, as defined under FASB Statement No. 119.

(in thousands of dollars)                                    1996        1995
-----------------------------------------------------------------------------
Financial instruments, the maximum
   credit risk of which is represented by
   contract amount:
      Commitments to extend credit                       $656,779    $502,443
      Commercial letters of credit                          3,283       2,058
      Standby letters of credit                            88,060      83,174
Financial instruments, the credit risk of
   which is represented by other than
   contract amounts:
      Foreign forward exchange contracts                   74,427     137,272
      Interest rate swaps                                 135,000      50,000
      Interest rate caps and floors                       115,000     115,000

                                                     Annual Report 1996    29

22 Regulatory Matters
-----------------------------------------------------------------------------
The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and its subsidiaries meet all capital adequacy requirements to which they are subject. The following table summarizes the capital ratios for the Company and its significant subsidiaries.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company's significant subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the subsidiaries must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the subsidiaries' classifications.

                                                                                                           To Be Well Capitalized
                                                                               For Capital                 Under Prompt Corrective
                                                    Actual                  Adequacy Purposes                 Action Provisions
                                              ----------------       ------------------------------    -----------------------------
(in thousands of dollars)                       Amount   Ratio             Amount             Ratio          Amount            Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996

  Total Capital (to risk-weighted assets):
     Consolidated                             $338,018    12.8%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $210,963         8.0%
     Mark Twain Bank                           203,244    12.1%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                      134,666         8.0%             $168,333         10.0%
     Mark Twain Kansas City Bank                94,509    12.7%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       59,350         8.0%               74,188         10.0%

  Tier I Capital (to risk-weighted assets):
     Consolidated                             $303,009    11.5%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $105,481         4.0%
     Mark Twain Bank                           182,202    10.8%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       67,333         4.0%             $101,000          6.0%
     Mark Twain Kansas City Bank                85,652    11.5%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       29,675         4.0%               44,513          6.0%
  Tier I Capital (to average assets):
     Consolidated                             $303,009     9.9%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $122,214         4.0%
     Mark Twain Bank                           182,202     9.0%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       81,229         4.0%             $101,536          5.0%

     Mark Twain Kansas City Bank                85,652    10.1%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       33,868         4.0%               42,334          5.0%

As of December 31, 1995

  Total Capital (to risk-weighted assets):
     Consolidated                             $304,647    13.0%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $188,022         8.0%
     Mark Twain Bank                           197,676    12.6%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                      125,351         8.0%             $156,689         10.0%
     Mark Twain Kansas City Bank                76,702    12.3%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       49,900         8.0%               62,375         10.0%

  Tier I Capital (to risk-weighted assets):
     Consolidated                             $268,344    11.4%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $ 94,011         4.0%
     Mark Twain Bank                           178,074    11.4%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       62,676         4.0%             $ 94,014          6.0%
     Mark Twain Kansas City Bank                69,074    11.1%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       24,950         4.0%               37,425          6.0%

  Tier I Capital (to average assets):
     Consolidated                             $268,344     9.5%      greater than     greater than              N/A              N/A
                                                                     or equal to      or equal to
                                                                     $112,982         4.0%
     Mark Twain Bank                           178,074     9.2%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       77,404         4.0%             $ 96,755          5.0%
     Mark Twain Kansas City Bank                69,074     9.9%      greater than     greater than     greater than     greater than
                                                                     or equal to      or equal to      or equal to      or equal to
                                                                       27,998         4.0%               34,997          5.0%

30    Mark Twain Bancshares, Inc.

 23 Condensed Financial Information--Parent Company Only
-----------------------------------------------------------------------------

Condensed Balance Sheet
                                                              December 31,
                                                          --------------------
(in thousands of dollars)                                     1996        1995
------------------------------------------------------------------------------
Assets

Cash                                                      $    323    $  6,828
Available-for-sale securities                                4,686       2,505
Trading account securities                                   1,604       6,441
Receivables from non-banking subsidiaries                       --         299
Investment in subsidiaries representing the
   Company's equity in underlying assets:
      Bank subsidiaries                                    299,747     272,416
      Other subsidiaries                                     2,366       1,981
Premises and equipment, less accumulated
   depreciation and amortization of $2,726
   and $2,558, respectively                                    443         582
Excess of cost over equity in underlying net
   assets of subsidiary banks at dates of
   acquisition, less accumulated amortization
   of $2,574 and $2,430, respectively                        3,692       3,836
Other assets                                                 8,583       7,677
------------------------------------------------------------------    --------
      Total assets                                        $321,444    $302,565
----------------------------------------------------------========    ========
Liabilities

Other liabilities                                         $  7,784    $  8,169
Long-term debt                                               2,036      18,490
------------------------------------------------------------------    --------
      Total liabilities                                      9,820      26,659
------------------------------------------------------------------    --------
Shareholders' Equity

Common stock                                                21,394      20,635
Surplus                                                     75,492      63,630
Undivided profits                                          229,149     194,888
Net unrealized gains (losses) on
   available-for-sale securities                            (1,774)      1,026
------------------------------------------------------------------    --------
                                                           324,261     280,179
Less common treasury stock at cost                          12,637       4,273
------------------------------------------------------------------    --------
      Total shareholders' equity                           311,624     275,906
------------------------------------------------------------------    --------
      Total liabilities and shareholders' equity          $321,444    $302,565
----------------------------------------------------------========    ========

Condensed Statement of Income
                                                   Years Ended December 31,
                                               -------------------------------
(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Revenues

Revenues from subsidiaries:
   Dividends from bank and
      non-bank subsidiaries                    $41,600     $32,585     $22,314
   Service fees                                  8,374       8,856       6,950
   Other income                                     21         228         425
Other interest income                              581         523         415
Other                                            1,312       2,181        (268)
------------------------------------------------------     -------     -------
      Total revenue                             51,888      44,373      29,836
------------------------------------------------------     -------     -------
Expenses

Interest on short-term borrowings                  282         269         481
Interest on long-term debt                         348       1,512       1,773
Salaries and benefits                            7,332       7,176       5,673
Occupancy expense                                  530         547         472
Furniture and equipment expense                    236         275         286
Other                                            3,536       3,348       3,645
------------------------------------------------------     -------     -------
      Total expenses                            12,264      13,127      12,330
------------------------------------------------------     -------     -------
Income before income tax benefit
   and equity in undistributed
   earnings of subsidiaries                     39,624      31,246      17,506
Income tax benefit                                 566           5       1,928
------------------------------------------------------     -------     -------
Income before equity in undistributed
   earnings of subsidiaries                     40,190      31,251      19,434
Equity in undistributed earnings
   of subsidiaries:
      Bank subsidiaries                         12,892      17,390      21,476
      Non-bank subsidiaries                        186        (928)         72
------------------------------------------------------     -------     -------
      Net income                               $53,268     $47,713     $40,982
-----------------------------------------------=======     =======     =======

                                                       Annual Report 1996  31

Condensed Statement of Cash Flows
                                                   Years Ended December 31,
                                               -------------------------------
(in thousands of dollars)                         1996        1995        1994
------------------------------------------------------------------------------
Operating Activities

Net income                                     $53,268     $47,713     $40,982
Adjustments to reconcile net cash
   provided by operating activities:
      Equity in undistributed earnings
       of subsidiaries                         (13,078)    (16,462)    (21,548)
      Trading account securities                 4,837      (1,398)     (5,043)
      Other                                     (1,011)        856         107
------------------------------------------------------     -------     -------
      Net cash provided by
       operating activities                     44,016      30,709      14,498
------------------------------------------------------     -------     -------
Investing Activities

Investment in subsidiaries                        (200)          2        (106)
Net decrease in loans                              638       5,414       1,136
Other                                           (2,624)       (180)      1,921
------------------------------------------------------     -------     -------
      Net cash provided (used)
       by investing activities                  (2,186)      5,236       2,951
------------------------------------------------------     -------     -------
Financing Activities

Decrease in borrowings                            (500)    (10,365)     (2,276)
Payments on long-term debt                     (11,583)        (32)     (2,307)
Cash dividends                                 (20,099)    (17,338)    (14,282)
Purchase of treasury stock                     (18,495)     (3,303)         --
Reissuance of treasury stock                     2,342       1,827       1,241
Other                                               --          --          27
------------------------------------------------------     -------     -------
      Net cash used by
       financing activities                    (48,335)    (29,211)    (17,597)
------------------------------------------------------     -------     -------
Increase (decrease) in cash
   and cash equivalents                         (6,505)      6,734        (148)
Cash and cash equivalents
   at beginning of year                          6,828          94         242
------------------------------------------------------     -------     -------
Cash and cash equivalents
   at end of year                              $   323     $ 6,828     $    94
-----------------------------------------------=======     =======     =======


    Impact of New Financial
 24 Accounting Standards
------------------------------------------------------------------------------
In June 1996, the Financial Accounting Standards Board (FASB) issued
Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements, and other transactions involving the transfer of financial assets. It also addresses the ongoing servicing of financial assets and extinguishment of liabilities. The provisions of SFAS
No. 125 were to be effective for fiscal years beginning after December 31, 1996; however, in December 1996, the FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 (An Amendment of FASB Statement No. 125)," which delayed the effective date of certain provisions of SFAS No. 125 until January 1, 1998. The Company does not expect adoption of the standards to have a material impact on the consolidated financial statements.


    Summary of Quarterly Financial
 25 Information (Unaudited)
------------------------------------------------------------------------------
The following is a summary of quarterly operating results for the years ended December 31, 1996 and 1995:

(in thousands of dollars,                                    First      Second       Third      Fourth
except per share data)                                     Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------------------------
1996
Interest income                                            $57,114     $56,164     $56,931     $59,432
Interest expense                                            25,705      24,846      25,252      26,117
------------------------------------------------------------------     -------     -------     -------
   Net interest income                                      31,409      31,318      31,679      33,315
------------------------------------------------------------------     -------     -------     -------
Provision for loan losses                                      981         514         506           1
Securities transactions                                        234          --          --          --
Net income                                                 $12,521     $12,985     $13,464     $14,298
Net income per share:
   Primary                                                 $  0.76     $  0.80     $  0.83     $  0.85
   Fully diluted                                           $  0.75     $  0.79     $  0.82     $  0.84

1995
Interest income                                            $53,799     $56,170     $56,700     $56,504
Interest expense                                            21,759      24,023      24,517      24,633
------------------------------------------------------------------     -------     -------     -------
   Net interest income                                      32,040      32,147      32,183      31,871
------------------------------------------------------------------     -------     -------     -------
Provision for loan losses                                    1,332       1,299         713       1,659
Securities transactions                                         46          --          --         250
Net income                                                 $11,368     $11,625     $12,223     $12,497
Net income per share:
   Primary                                                 $  0.70     $  0.72     $  0.75     $  0.76
   Fully diluted                                           $  0.68     $  0.70     $  0.73     $  0.74


32    Mark Twain Bancshares, Inc.

Shareholder Interests

Transfer Agent, Registrar and
Dividend Disbursing Agent
Harris Trust and Savings Bank
P.O. Box A-3504
Chicago, IL 60690-3504
Toll-free: (800) 720-0417
Chicago area: (312) 360-5175
TDD: (312) 461-5633

For hand deliveries or drop-off:
311 W. Monroe Street, 11th Floor
Chicago, IL 60690-3504

Automatic Dividend Reinvestment Plan
The Company offers an Automatic Dividend Reinvestment and Voluntary Cash Only Payment plans. Information may be obtained from:
Carl A. Wattenberg Jr.
Corporate Secretary
8820 Ladue Road
St. Louis, MO 63124
(314) 889-0708

Form 10-K Notice
Stockholders, analysts, or potential investors desiring a copy of the Annual Report Form 10-K of Mark Twain Bancshares, Inc., as filed with the Securities and Exchange Commission, may make their requests in writing to Carl A. Wattenberg Jr., Corporate Secretary, at the address of the Company.

Stock Listing
On September 19, 1996, the Common Stock of the Company ($1.25 par value) commenced trading on the New York Stock Exchange (ticker symbol - MTB). Prior to September 19, 1996, the Common Stock of the Company was traded on the Nasdaq Stock Market (Symbol - MTWN).

The following table presents the high and low sales prices as furnished by the New York Stock Exchange and the Nasdaq Stock Market, Inc., as well as the quarterly dividends declared per share. At December 31, 1996, there were approximately 2,500 holders of record of Common Stock.


                                                                    Dividends
Common Stock                                                         Declared
Share Data                                High              Low      and Paid
-----------------------------------------------------------------------------
1996
Fourth Quarter                          $50.25           $41.87         $0.31
Third Quarter                           $42.63           $35.25         $0.31
Second Quarter                          $38.50           $36.00         $0.31
First Quarter                           $39.75           $36.50         $0.31

1995
Fourth Quarter                          $39.50           $32.75         $0.27
Third Quarter                           $35.75           $31.50         $0.27
Second Quarter                          $32.75           $29.63         $0.27
First Quarter                           $30.00           $26.00         $0.27

For more information, analysts may contact:
Keith Miller
Chief Financial Officer
(314) 889-0799

Executive Officers
Alvin J. Siteman
Chairman
John P. Dubinsky
President & Chief Executive Officer

Peter F. Benoist
Executive Vice President
President, Banking Division

Robert C. Butler
Executive Vice President

Keith Miller
Executive Vice President, Finance
Chief Financial Officer

Sandra Friedman Burnham
Senior Vice President, Risk Assessment

Nancy E. Graves
Senior Vice President
Director of Retail Banking

Timothy C. Peterson
Senior Vice President, Corporate Development

W. Thomas Reeves
Senior Vice President, Lending

Carl A. Wattenberg Jr.
Senior Vice President, Secretary & General Counsel

Thomas R. Wickenhauser
Senior Vice President, Administration

Kevin J. Cody
Vice President, Treasurer/Assistant Secretary

Board of Directors

Alvin J. Siteman<F1>
Chairman, Mark Twain Bancshares, Inc.;

President & Director, Flash Oil Corporation, a petroleum products distributor;

President & Director, The Siteman Organization, Inc., a real estate development and management company;

President & Director, Site Oil Company of Missouri;

Director, Insituform Technologies, Inc. (Nasdaq)

John P. Dubinsky<F1>
President & Chief Executive Officer,
Mark Twain Bancshares, Inc.

Robert J. Baudendistel<F1>,<F2>,<F3>
Vice Chairman, Mark Twain Bancshares, Inc.;

Real estate consultant; investor; partner,
Fox Associates, a theatrical productions company

Peter F. Benoist
Executive Vice President, Mark Twain Bancshares, Inc.

Director, Earthgrains, Inc. (NYSE)

Robert A. Bernstein<F2>
President and Chief Executive Officer, Bernstein-Rein Advertising, Inc., specializing in retail advertising

Robert C. Butler
Executive Vice President, Mark Twain Bancshares, Inc.

Jack Deutsch<F2>
President, Standard Machine & Manufacturing Company, a manufacturer of refrigeration and industrial valves;

Executive Vice President, Dema Engineering
Company, a manufacturer of automatic and hydraulic dispensing devices

Henry J. Givens Jr., Ph.D.
President, Harris-Stowe State College;

Director, Laclede Gas Company (NYSE)

B.D. (Bud) Hunter<F3>
Chairman & Chief Executive Officer, Huntco, Inc., which owns and operates Steel Processing Centers (NYSE);

Director, Service Corporation International (NYSE);

Director, Cash America Investments, Inc. (NYSE);

Director, Celebrity, Inc. (Nasdaq)

Michael M. McCarthy<F1>,<F3>
Chairman & Chief Executive Officer, McCarthy Building Companies, a group of construction building and design consulting companies;
Director, Huntco, Inc. (NYSE)

James J. Murphy Jr.<F2>
President & Chief Executive Officer,
Murphy Company

[FN]
<F1> Executive Committee
<F2> Audit Committee
<F3> Compensation Committee


Mark Twain is an equal opportunity employer.
All banks members FDIC.

This report is printed on recycled paper.

MARK TWAIN BANCSHARES, INC.

8820 Ladue Road
St. Louis, Missouri 63124-2096
(314) 727-1000
Fax: (314) 889-0755
http://www.marktwain.com